Exhibit 2.1

PURCHASE AND SALE AGREEMENT

by and among

ALERIS CORPORATION,

ALERIS INTERNATIONAL, INC.,

ALERIS ALUMINUM NETHERLANDS B.V.,

ALERIS DEUTSCHLAND HOLDING GMBH,

ALERIS HOLDING CANADA LIMITED,

DUTCH ALUMINUM C.V.,

ALERIS DEUTSCHLAND VIER GMBH CO KG,

SGH ACQUISITION HOLDCO, INC.,

EVERGREEN HOLDING GERMANY GMBH,

And

SIGNATURE GROUP HOLDINGS, INC.

Dated as of October 17, 2014

TABLE OF CONTENTS

ARTICLE I

Definitions

Section 1.01. Definitions	2

Section 1.02. Cross References	16

Section 1.03. Interpretation	18

ARTICLE II
Purchase and Sale

ARTICLE III
Representations and Warranties of Parent and the Sellers

ARTICLE IV
Representations and Warranties of Holdings and Buyer

Section 4.14. No Other Representations And Warranties	50

ARTICLE V
Covenants

ARTICLE VI
Tax Matters

Section 6.01. Responsibility for Taxes	76

Section 6.02. Apportionment of Taxes	78

Section 6.03. Tax Returns	78

Section 6.04. Tax Elections	79

Section 6.05. Cooperation On Tax Matters	80

Section 6.06. Tax Claims	80

Section 6.07. Pre-Closing Actions Relating to Taxes	81

Section 6.08. Post-Closing Actions Relating to Taxes.	81

ARTICLE VII
Employee Matters

Section 7.01. Employees	82

ARTICLE VIII
Conditions to Closing

Section 8.01. Mutual Conditions	84

Section 8.02. Conditions to the Obligation of Buyer	84

Section 8.03. Conditions to the Obligations of Parent and the Sellers	85

Section 8.04. Frustration of Closing Conditions	86

ARTICLE IX
Indemnification

ARTICLE X
Termination

Section 10.01. Termination	95

Section 10.02. Effect of Termination; Termination Fee	96

ARTICLE XI
Miscellaneous

Section 11.01. Notices	98

Exhibits

Exhibit	A	Business Employees
Exhibit	B	Calculation Principles
Exhibit	C	Debt Commitment Letters
Exhibit	D	Form of Certificate of Designation for Preferred Stock
Exhibit	E	Transition Services Agreement
Exhibit	F	Escrow Agreement
Exhibit	G	Notarial Transfer Confirmation
Exhibit	H	Headquarters Sublease Term Sheet

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of October 17, 2014, is made and entered into by and among Aleris Corporation, a Delaware corporation (“Parent”), Aleris International, Inc., a Delaware corporation (“Aleris International”), Aleris Holding Canada Limited, a corporation organized under the laws of Canada (“Aleris Canada”), Aleris Aluminum Netherlands B.V., a limited liability company organized under the laws of the Netherlands (“Aleris Netherlands”), Aleris Deutschland Holding GmbH, a limited liability company organized under the laws of Germany (“Aleris Deutschland”), Dutch Aluminum C.V., a limited partnership organized under the laws of the Netherlands (“Dutch Aluminum”), and Aleris Deutschland Vier GmbH Co KG, a limited partnership organized under the laws of Germany (“Aleris KG” and together with Aleris International, Aleris Canada, Aleris Netherlands, Aleris Deutschland and Dutch Aluminum, each a “Seller” and collectively, the “Sellers”), SGH Acquisition Holdco, Inc., a Delaware corporation (“Buyer”), Evergreen Holding Germany GmbH, a limited liability company organized under the laws of Germany (“German Buyer”) and Signature Group Holdings, Inc., a Delaware corporation (“Holdings”).  Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S S E T H :

WHEREAS, the Business Entities are engaged in the business of recycling aluminum for sale or resale to third parties, which includes (i) the manufacturing and sale of wrought, cast and specification (foundry) alloys and (ii) the provision of tolling services for wrought alloy processors, automotive original equipment manufacturers, foundries and casters serving automotive, aerospace, building and construction, consumer packaging, steel and durable goods end uses (the “Business”);

WHEREAS, the Sellers own all of the issued and outstanding shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests in, the Transferred Entities;

WHEREAS, Buyer desires to purchase or cause its Buyer Designee to purchase the Transferred Entities from the Sellers, and the Sellers desire to sell the Transferred Entities to Buyer or its Buyer Designee, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, concurrently with the execution of this Agreement, Parent has delivered to Holdings a backstop commitment (the “Parent Backstop”) relating to Parent’s commitment to backstop the purchase of up to Thirty Million Dollars ($30,000,000) of Holdings equity in connection with a rights offering to be conducted by Holdings following Closing, on the terms and subject to the conditions set forth in the Parent Backstop; and

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

Definitions

Section 1.01.  Definitions As used herein, the following terms have the following meanings:

“Action ” means any action, claim, suit, arbitration, investigation or proceeding, in each case by or before any Governmental Authority.

“Affiliate ” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.  Unless otherwise indicated, the Business Entities shall be deemed for purposes of this Agreement Affiliates of Parent and the Sellers prior to the Closing and of Buyer from and after the Closing.

“Aleris Germany” means Aleris Recycling (German Works) GmbH, a limited liability company organized under the laws of Germany, with its seat in Grevenbroich, registered with the commercial register of the local court (Amtsgericht) of Mönchengladbach under HRB 7741.

“Aleris Marks” means the names “Aleris” and any derivation thereof, and anything confusingly similar thereto, and their translations into languages other than English, including any trade names, logos, Internet addresses and domain names, trademarks and related registrations and applications, in each case, that consist of or contain such names.

“Aleris Recycling” means Aleris Recycling, Inc., a Delaware corporation.

“Balance Sheet” means the unaudited combined statement of financial position of the Business as of the Balance Sheet Date.

“Balance Sheet Date” means June 30, 2014.

“Bargaining Agreement” means each agreement or labor contract entered into with a union, labor organization or works council governing the terms and conditions of employment of any Business Employee.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America, are required to or may be closed.

“Business Employee” means (a) each employee of a Business Entity, (b) each other employee of Parent or any of its Non-Business Subsidiaries whose employment duties are primarily connected to performance of services for the Business and whose employment will be transferred to a Business Entity prior to the Closing and (c) each other employee of Parent or any of its Non-Business Subsidiaries listed on Exhibit A, as such Exhibit may be amended from time to time prior to Closing.

“Business Entities” means the Transferred Entities and the Transferred Subsidiaries.

“Business Guarantees” means all guarantees, letters of credit, letters of comfort, bonds (including both bid and performance bonds), sureties and other credit support or assurances provided by Parent or any of the Non-Business Subsidiaries in support of any obligation of the Business, all of which are listed in Schedule 1.01(a).

“Business Records” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, ledgers, journals, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, including all such records maintained on electronic or magnetic media, or in any electronic database systems of the Business Entities, Sellers, Parent or any of their respective Affiliates and including all personnel records pertaining to the Business Employees, litigation and arbitration files and customer lists, release notes, working papers, etc.), Tax Returns and other Tax work papers and files, in each case, only to the extent relating to or reasonably used by the Business or the Business Entities.

“Buyer Designee” means any Subsidiary of Buyer designated by Buyer as purchaser of one or more of the Equity Interests at least two (2) Business Days prior to the Closing Date.

“Buyer Taxes” means any Taxes that are imposed as a result of any action taken or election made after the Closing by Buyer or any of its Affiliates other than actions or elections expressly permitted or required by this Agreement, taken on behalf of Parent, or consented to in writing by Parent.

“Calculation Principles” means (a) the accounting principles, procedures, policies, practices, estimates, judgments and methods set forth on Exhibit B and (b) to the extent not specified on Exhibit B, GAAP consistent with the principles, procedures, policies, practices, estimates, judgments and methods applied in preparation of the Balance Sheet. Any inconsistency between the principles of presentation in the Balance Sheet and the principles, procedures, policies, practices, estimates, judgments and methods described on Exhibit B shall be resolved in favor of Exhibit B.

“Cash ” means cash, cash equivalents and marketable securities of the Business Entities, in each case, as determined in accordance with the Calculation Principles.  For the avoidance of doubt, (a) Cash shall be increased by the amount of deposits or other payments received by the Business Entities but not yet credited to the bank accounts of the Business Entities, to the extent that such deposits or other payments have reduced Net Working Capital, (b) Cash shall be reduced by the amount of any outstanding checks or other payments issued by the Business Entities but not yet deducted from the bank accounts of the Business Entities, to the extent that such checks or other payments have increased Net Working Capital, and (c) cash of the Business Entities held in bank accounts of the Business Entities shall be calculated net of amounts overdrawn from such accounts by one or more Business Entities.

“Closing Date Cash” means the aggregate amount of Cash retained by the Business Entities as of 11:59 P.M. on the date immediately preceding the Closing.  For the avoidance of doubt, Closing Date Cash shall exclude Cash distributed (or otherwise paid) by the Business Entities to Parent, the Sellers or their respective Subsidiaries (other than the Business Entities) prior to the Closing.

“Closing Date Indebtedness” means the aggregate amount of Indebtedness retained by the Business Entities as of 11:59 P.M. on the date immediately preceding the Closing.  For the avoidance of doubt, Closing Date Indebtedness shall exclude (a) amounts overdrawn from bank accounts of the Business Entities to the extent such amounts have reduced Cash of the Business Entities, and (b) any amounts outstanding under the PLPA.

“Closing Date Payments” means the payment at the Closing in full, in cash, of the Preliminary Cash Purchase Price, the Transaction Expenses, the Closing Date Indebtedness and any costs, fees and expenses required to be paid by Buyer in connection with the transactions contemplated by this Agreement and the Financing.

“Code ” means the United States Internal Revenue Code of 1986, as amended.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the purchase and sale of the Equity Interests and the other transactions contemplated by this Agreement, including without limitation, the HSR Act and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Compliant ” means, with respect to the Financing Information and Marketing Material, that:  (a) such Financing Information and Marketing Material does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information or Marketing Material not misleading in light of the circumstances in which made and (b) the Business Entities’ auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Financing Information or Marketing Material.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Parent and Holdings, dated August 11, 2014.

“Contract ” means any written contract, agreement, lease, sublease, license, sublicense, sales order, purchase order, instrument or other commitment that is binding on any Person under Law.

“COTS License” means (a) a “shrink-wrap,” “click-through” or, “off-the shelf” software license, or (b) any other software license that is commercially available to the public generally, with annual royalty, license, maintenance, support and other fees of two hundred fifty thousand dollars ($250,000) or less.

“Damages ” means any and all demands, claims, suits, actions, causes of action, proceedings, assessments, losses, damages, liabilities, costs and expenses incurred by such person, including interest, penalties and reasonable attorneys’ fees, third-party expert and consultant fees and expenses, fines, judgments, awards and financial responsibility for investigation, removal and clean-up costs and natural resource damages.

“De Minimis Tax” means a claim of less than $50,000 for a Tax other than an Income Tax.

“Debt Commitment Letters” means the debt commitment letters delivered by Buyer to Parent on the date hereof and attached hereto as Exhibit C, together with any related fee letters (with pricing terms redacted), in each case, as amended, supplemented or replaced in compliance with this Agreement or as required by Section 5.15 following a Financing Failure Event, pursuant to which the financial institutions party thereto have agreed, subject only to the Financing Conditions, to provide or cause to be provided the debt financing set forth therein for the purposes of financing all or a portion of the transactions contemplated hereby, including the Closing Date Payments.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letters, including the offering or private placement of debt securities contemplated by the Debt Commitment Letters and any related engagement letter or other agreement.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing, including without limitation:  (a) all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes, intercreditor agreements, collateral trust agreements and security documents pursuant to which the Debt Financing will be governed or otherwise contemplated by the Debt Commitment Letter; (b) officer, secretary, solvency and perfection certificates, legal opinions, corporate organizational documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Commitment Letter or reasonably requested by Buyer or its Financing Sources; (c) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act; and (d) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consent and access letters) as are reasonably requested by Buyer or its Financing Sources.

“Disclosure Schedules” means the disclosure schedules delivered by Parent and the Sellers to Buyer concurrently with the execution and delivery of this Agreement or any other Transaction Document.

“Effect ” has the meaning set forth in the definition of Material Adverse Effect.

“Employee Plan” means any “employee benefit plan”, (as defined in Section 3(3) of ERISA (for U.S. Business Employees) and like labor laws in other countries (for non-U.S. Business Employees)), and each other material plan, practice, arrangement or policy, whether written or oral, providing severance benefits, welfare benefits (medical, mental health, dental, vision, life, and disability, whether fully insured or self insured), pension or retirement benefits

(but excluding any statutory plans or similar employee benefits required by Law), workers’ compensation benefits, supplemental unemployment benefits, vacation benefits, fringe benefits, incentive awards or benefits or deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation (whether or not equity based) or post-retirement insurance, compensation or benefits.

“Environmental Laws” means any applicable Law relating to pollution, protection of the environment and/or protection of the health and safety of persons from exposure to or Releases of Hazardous Substances in the natural or built environment.

“Equity Interests” means all of the issued and outstanding shares of capital stock of, partnership interests that represent one hundred percent of the corporate capital of, or other equity interests in, the Transferred Entities.

“ERISA ” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Funds” means the Escrow Amount, together with any interest, gains and other distributions on such amount, as reduced from time to time by the amount of monies or other property distributed from the Escrow Funds in accordance with this Agreement and the Escrow Agreement.

“Final Net Working Capital” means the Net Working Capital set forth in the Final Closing Statement and determined to be final pursuant to Section 2.06.

“Financing Conditions” means the conditions precedent set forth in the Debt Commitment Letters.

“Financing Deliverables” means the following documents to be delivered in connection with the Debt Financing:  (a) a solvency certificate (including a solvency certificate in the form attached to the Debt Commitment Letter) and customary perfection certificates required in connection with the Debt Financing, Organizational Documents and good standing certificates required by the Debt Commitment Letter; (b) documentation and other information reasonably requested by Buyer to evidence compliance with Laws including as may be required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act; and (c) agreements, documents or certificates that facilitate the creation, perfection or enforcement, in each case as of the Closing, of Liens securing such Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys and title insurance) as expressly required by the Debt Commitment Letter.

“Financing Failure Event” means any of the following:  (a) the commitments with respect to all or any portion of the Debt Financing expiring or being terminated; (b) for any reason, all or any portion of the Debt Financing becoming unavailable; (c) a breach or repudiation, or threatened or anticipated breach or repudiation, by any party to the Debt Commitment Letters; or (d) it becoming reasonably foreseeable that any of the events set forth in clauses (a) through (c) shall occur; or (e) any party to a Debt Commitment Letter or any Affiliate or agent of such Person shall allege that any of the events set forth in clauses (a) through (c) has occurred.

“Financing Information” means the financial information with respect to the Business Entities that is required to be provided to the Financing Sources to satisfy the Financing Conditions which shall consist of: (A) (i) audited combined and consolidated balance sheets for the two most recently completed fiscal years and the related combined and consolidated statements of operation, comprehensive income, cash flows, and changes in equity of the Business Entities for the three most recently completed fiscal years ended at least ninety (90) days prior to the Closing Date; and (ii) an unaudited combined and consolidated balance sheet as of the last day of the most recent fiscal quarter ended at least forty-five (45) days prior to the Closing Date (but excluding the fourth quarter of any fiscal year), and the related combined and consolidated statements of  comprehensive income and cash flows of the Business Entities for the interim period between the latest audited combined and consolidated balance sheet provided pursuant to clause (i) and the date of the interim balance sheet provided pursuant to this clause (ii), and for the corresponding period of the preceding fiscal year, which shall be delivered at least fifteen (15) Business Days prior to the Closing Date, and (B) information that would be required by Regulation S-X and Regulation S-K under the Securities Act for an offering of non-convertible debt securities registered with the SEC on Form S-1 that is available to the Business Entities; provided, however, this clause (B) shall not include: (i) any information customarily provided by an investment bank or initial purchaser in the preparation of Marketing Material, including the description of notes and the plan of distribution, (ii) risk factors specifically relating to all or any component of the Debt Financing, (iii) any information of the type required by Regulation S-X Rule 3-09, Rule 3-10 or Rule 3-16 or Item 402 of Regulation S-K or information regarding executive compensation and certain related party disclosure pursuant to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and “segment reporting,” or (iv) any other information customarily excluded in offering memoranda issued in connection with Rule 144A private placements of non-convertible and non-exchangeable debt securities).

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ Representatives and their respective successors and assigns.

“Fundamental Representations” means the representations and warranties of Parent and the Sellers contained in Sections 3.01 (Organization and Qualification), 3.02 (Authorization), 3.05(a) (Capitalization) and 3.20 (Brokers).

“GAAP ” means generally accepted accounting principles in the United States of America.

“German Tax Group” means the tax group (Organschaft) pursuant to section 14 et seqq. of the German Corporate Income Tax Act (Körperschaftsteuergesetz) in place between Aleris Deutschland as the tax group parent (Organträgerin) and Aleris Germany as the tax group subsidiary (Organgesellschaft).

“Governmental Authority” means (a) any national, federal, state, county, municipal, local or foreign or supranational government, or other political subdivision thereof, (b) any entity exercising executive, legislative, judicial, regulatory, tribunal, taxing or administrative functions of or pertaining to government, and (c) any arbitrator or arbitral body or panel, department, ministry, instrumentality, agency, court, commission or body of competent jurisdiction.

“Hazardous Substances” means any toxic, infectious, carcinogenic, radioactive, ignitable, corrosive, reactive or caustic substances or materials (whether solids, liquids or gases) subject to regulation, control or remediation under any Environmental Law based on their deleterious characteristic(s), including petroleum, its derivatives, by-products and other hydrocarbons, PCBs and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Income Tax” means any income, franchise or similar Tax measured by or imposed on net income.

“Indebtedness ” means, without duplication, (a) all obligations of the Business Entities for borrowed money, (b) all obligations of the Business Entities evidenced by notes, bonds, debentures or similar instruments, (c) all obligations of the Business Entities for the deferred purchase price of property or services (other than obligations for raw materials, inventory, services and supplies incurred in the ordinary course of business), (d) all obligations of the Business Entities under any capitalized lease, (e) all obligations of the Business Entities under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof), (f) all guarantees issued by an Business Entity of any Indebtedness of any Person other than another Business Entity, and (h) all accrued and unpaid interest, penalties, make-whole payments, fees and other charges related to any of the foregoing.  For the avoidance of doubt, (i) Indebtedness shall exclude obligations solely between or among one or more Business Entities and (ii) Indebtedness shall not include (x) undrawn letters of credit or performance bonds, (y) the endorsement of negotiable instruments for collection in the ordinary course of business or (z) accounts payable to trade creditors and accrued expenses to the extent included in the calculation of Net Working Capital.

“Intellectual Property” means all United States and foreign: (a) patents and patent applications; (b) trademarks, service marks, trade dress, logos, brand names, and other indicia of origin, and all registrations of and applications to register the foregoing; (c) copyrights, and all registrations thereof and applications to register the foregoing, including copyrights in computer software and software code (including source code, executable code and firmware); (d) internet domain names; and (e) trade secrets and other intellectual property rights in proprietary information or inventions, know-how, data and databases.

“Intercompany Balances” means as of any date, all balances as of such date between Parent or any Non-Business Subsidiaries, on the one hand, and the Business Entities, on the other hand, including intercompany accounts receivable and intercompany accounts payable.  For the avoidance of doubt, for purposes of this Agreement the definition of “Intercompany Balances” shall exclude all balances arising from or related to Trade Intercompany Arrangements and the PLPA.

“IRS ” means the U.S. Internal Revenue Service.

“knowledge of the Sellers”, “Sellers’ knowledge” or any other similar knowledge qualification in this Agreement means as to the Persons set forth in Schedule 1.01(b) those facts, circumstances, events or matters as to which any such Person has actual knowledge.

“Law ” means, with respect to any Person, any United States or foreign federal, state or local law, constitution, treaty, convention, ordinance, code, rule, regulation, statute, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise herein.

“Leased Real Property” means the real property leased or licensed by any Business Entity as tenant that is utilized by the Business.

“Liability ” means any liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom.

“Lien ” means, with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien (including environmental and Tax liens), encumbrance, pledge, charge, assessment, encroachment, security interest, right of first refusal, right of first offer, adverse claim, restriction on transfer, covenant or option in respect of such property, equity interest or asset, including any restriction or covenant with respect to, or condition governing, the use, voting, transfer, alienation, receipt of income or other exercise of any attributes of ownership, voting trust and arrangements restricting title.

“Marketing Material” means each of the following: (a) customary bank books, information memoranda and other information packages regarding the business, operations and financial condition of the Business Entities, including information relating to the transactions contemplated hereby; (b) a customary “road show presentation” and a preliminary and final prospectus, pricing term sheet, offering memorandum or private placement memorandum that is suitable for use in a customary “high-yield road show,” which prospectus, offering memorandum or private placement memorandum will include, without limitation, customary pro forma financial statements (for each of the last completed fiscal year for which audited financial statements are included in such memorandum or circular and any interim quarterly periods and the most recent four-quarter period for which unaudited financial statements are included in such memorandum or circular) meeting in all material respects the requirements of Regulation S‑X for Form S‑1 registration statements and a “MD&A” for Business Entities and will be in customary form intended to enable the independent registered public accountants of the Business Entities to render a customary “comfort letter” (including customary “negative assurances”) on each of the pricing date of the offering of notes and the Closing Date; and (c) other marketing material expressly required to be provided by the Debt Commitment Letter in connection with the marketing of the Debt Financing.

“Marketing Period” means the first period of (x) if the Closing would occur in 2014, eighteen (18) consecutive Business Days or (y) if the Closing would occur in 2015, fifteen (15)

consecutive Business Days, throughout and at the end of which Buyer and its Financing Sources shall have had access to all requested Financing Information that is Compliant; provided, that (i) November 26, 2014 to and including November 28, 2014 shall not count towards satisfying such fifteen (15) or eighteen (18), as the case may be, consecutive Business Day requirement and (ii) if such period has not ended on or prior to December 19, 2014, then such period shall commence no earlier than January 5, 2015; provided, further, that if Parent shall in good faith believe that the Marketing Period has commenced and that it has provided the Financing Information that is Compliant at the time such notice is given, Parent may deliver to Buyer a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date such notice is so given unless Buyer in good faith reasonably believes that either the Marketing Period has not commenced or that Parent has not completed the delivery of the Financing Information or that the Financing Information is not Compliant at the time such notice is given and, within three (3) Business Days after the delivery of such notice by Parent, Buyer delivers a written notice to Parent to that effect (stating, if applicable, with specificity which Financing Information has not been delivered or is not Compliant); provided, further, however, that (a) the Marketing Period shall not be deemed to have commenced if (i) the financial statements included in the Financing Information that is available to Buyer and its Financing Sources on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such period, in which case, the Marketing Period shall not be deemed to commence until receipt by Buyer and its Financing Sources of updated Financing Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new fifteen (15) or eighteen (18), as the case may be, consecutive Business Day period or (ii) prior to completion of the Marketing Period, Parent or any of its Subsidiaries indicates its intent to restate the historical financials of the Business or that any such restatement is under consideration in which case the Marketing Period shall not be deemed to commence until such restatement has been completed and the relevant financial statements have been amended or Parent indicates in writing that it has concluded that no restatement shall be required under GAAP and (c) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated.

“Material Adverse Effect” means any change, event or effect (each an “Effect”) that, individually or in the aggregate with other Effects, (x) has had, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, operations, business, financial condition or results of operations of the Business (taken as a whole); provided, however, that no Effect shall be considered when determining whether a Material Adverse Effect has occurred to the extent such Effect resulted or arose from any of the following:  (a) any action taken or omission to act with the consent or upon the request of Buyer (including any action taken or omission to act which is expressly required by the Transaction Documents); (b) any change or development in general economic conditions in the industries, markets or geographies in which the Business operates; (c) any change in Law or GAAP or the interpretation or enforcement of any of the foregoing; (d) any failure of the Business to meet, with respect to any period or periods, any internal forecasts or projections, estimates of earnings or revenues or business plans; provided, that this clause (d) shall not prevent a determination that any Effect underlying such failure to meet forecasts or projections has resulted in a Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Material Adverse Effect); (e) any man made or natural disaster, change in the weather or climate, act of war (whether or not declared), armed hostilities or terrorism, change in political environment or any escalation or worsening thereof or actions taken in response thereto; (f) the negotiation, execution, delivery, performance, consummation, potential consummation or public announcement of this Agreement or the transactions contemplated by this Agreement, including any Action resulting therefrom or with respect thereto, and any adverse change in customer, governmental, vendor, employee, union, supplier or similar relationships resulting therefrom or with respect thereto, including as a result of the identity of Buyer or any of its Affiliates; provided that, solely for purposes of Sections 3.03 and 3.04, “Material Adverse Effect” shall not be deemed to include this clause (f); (g) any change or development in financial, credit, currency or securities markets, general economic or business conditions, or political, social or regulatory conditions; or (h) any fluctuations in currency or prevailing interest rates, but in the case of clauses (b), (c), (e) and (g) only to the extent any such Effects do not, individually or in the aggregate, have a materially disproportionate adverse impact on the Business relative to other Persons in the industries in which the Business operates or (y) would materially impair or delay the ability of Parent and Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated hereby.

“Net Working Capital” means the difference (whether positive or negative) of (a) the total combined current assets of the Business Entities minus (b) the total combined current liabilities of the Business Entities, in each case, as of 11:59 P.M. on the date immediately preceding the Closing Date, as determined in accordance with the Calculation Principles.  Notwithstanding the foregoing, the Parties agree that the determination of “Net Working Capital” shall exclude (i) Cash, Indebtedness and Transaction Expenses, (ii) any assets and liabilities relating to Income Taxes, (iii) any Intercompany Balances that are eliminated by discharge or otherwise at or prior to the Closing in accordance with Section 5.05(c), (iv) all amounts payable at or following the Closing pursuant to any retention, stay, transaction completion or similar bonus or other Severance Arrangements, (v) all assets and liabilities under the Excluded Plans and (vi) any accounts receivable or accounts payable under the PLPA.

“Non-Business Subsidiary” means any Subsidiary of Parent other than the Business Entities.

“Non-U.S. Business Employee” means each Business Employee that is not a U.S. Business Employee.

“Organizational Documents” means any charter, certificate of formation, articles of incorporation, declaration of partnership, articles of association, bylaws, operating agreement, limited liability company agreement, partnership agreement or similar formation or governing documents and instruments of any Person.

“Owned Real Property” means those certain parcels and tracts of land more particularly described on Schedule 3.17(a)(i) annexed hereto and made a part hereof (the “Land”), if any, together with all right, title and interest of the Business Entity, if any, in and to all buildings structures, improvements and fixtures of every kind or nature now or hereafter located on the Land (collectively, “Improvements”), including all rights, privileges, easements and rights of way appurtenant to such Land, including all mineral, oil and gas and other subsurface rights, development rights, air rights and water rights.

“Parent Plan” means each Employee Plan, or portion of an Employee Plan, that Parent or Aleris International sponsors, maintains or contributes to, or is required to maintain or contribute to for the benefit of any current or former Business Employee.

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. No. 107 –56. 115 Stat. 272 (2001).

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges, in each case, not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and have been adequately and fully reserved for on the Parent’s Financial Statements, (b) mechanics’, materialmens’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that would not reasonably be expected to result in material Liability or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted, (c) zoning, entitlement and other land use and environmental regulations promulgated by any Governmental Authority, (d) covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens, if any, that would not reasonably be expected to result in material Liability or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted, (e) with respect to any Leased Real Property, (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, and (ii) any Lien permitted under the applicable lease agreement and any ancillary documents thereto, (f) all covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens that would be readily apparent upon physical inspection of the Real Property, (g) Liens created by Buyer or its successors and assigns, (h) Liens disclosed in the Disclosure Schedules, including those listed in Schedule 1.01(c), (i) Liens (other than monetary liens) incurred in the ordinary course of business since the Balance Sheet Date, and (j) licenses to Intellectual Property granted in the ordinary course of business.

“Person ” means an individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust or other entity or organization of any kind, including a Governmental Authority.

“PLPA” means the German law profit and loss pooling agreement (Gewinnabführungsvertrag) between Aleris Deutschland and Aleris Germany dated 15 December 2010.

“Post-Closing Tax Period” means (a) any taxable period beginning after the Closing Date, and (b) with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means (a) any taxable period ending on or before the Closing Date, and (b) with respect to any Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Preferred Stock” means the Series B Non-Participating Preferred Stock of Holdings.

“Preliminary Net Working Capital” means the Net Working Capital as estimated by the Sellers in the Preliminary Closing Statement pursuant to Section 2.05(a).

“Prime Rate” means the rate per annum published in The Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period.

“Real Property” means the Owned Real Property and Leased Real Property.

“Release ” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the natural or man-made environment.

“Representative ” means, with respect to any Person, such Person’s directors, legal representatives, officers, managers, employees, controlling persons, counsel, financial advisors, accountants, financing sources, consultants, auditors, agents and other authorized representatives (whether third-party or otherwise).

“Restricted Business” means any business engaged in the activities of the Business as of the date hereof.

“Retained Businesses” means all businesses now, previously or hereafter conducted by Parent, the Sellers or any of their Subsidiaries or Affiliates, other than the Business.

“SEC ” means the United States Securities and Exchange Commission.

“Section 338(h)(10) Companies” means Aleris Recycling, Aleris Specification Alloys, Inc., a Delaware corporation, and Aleris Specialty Products, Inc., a Delaware corporation.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Group” means, with respect to U.S. federal Income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Parent is the common parent and a Business Entity is a member and, with respect to state, local or foreign Income Taxes, the consolidated, combined or unitary group of which a Business Entity, on the one hand, and Parent or a Non-Business Subsidiary, on the other hand, are members for such state, local or foreign Income Tax purposes.

“Seller Group Tax Return” means any Tax Return of any Seller Group.

“Seller Related Party” means Parent, Sellers and other Non-Business Subsidiaries, and Business Entities and each of their respective Affiliates and their and their respective Affiliates’

stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

“Severance Arrangements” means (a) each retention agreement set forth in Schedule 1.01(d) and (b) each individual severance agreement set forth in Schedule 1.01(d).

“Shared Contract” means any Contract to which Parent or any of its Subsidiaries is a party with any non-Affiliated third party and which (a) benefits both the Business and any Retained Business, and (b) pursuant to which the Business Entities individually or in the aggregate purchased goods or services from such third party in excess of $500,000 in the fiscal year ended December 31, 2013.  For the avoidance of doubt, for purposes of this Agreement the definition of “Shared Contract” shall exclude Employee Plans, which are addressed in Section 3.13, and other corporate-level services provided by Parent, which are addressed in the Transition Services Agreement.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary ” or “subsidiary” means, with respect to any Person:  (a) any other Person of which such Person beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such other Person, (ii) the total combined equity interests of such other Person, or (iii) the capital or profit interests of such other Person; or (b) any other Person of which such Person has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such other Person.

“Target Net Working Capital” means $139,200,000.

“Tax ” means any taxes, levies, imposts, duties, fees and other  similar assessments or charges of any kind whatsoever imposed by any Taxing Authority (together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto).

“Tax Item” means any item of income, gain, loss, deduction or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Liability” means any Liabilities related to Taxes.

“Tax Return” means any report, return, document, declaration, information return or other filing (including claims for refund, amended returns or declarations of estimated Taxes), supplied, or required to be supplied, to any Taxing Authority with respect to Taxes, including any attachment or schedule thereto or amendment thereof.

“Tax Sharing Agreements” means any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or other written contract, agreement or other arrangement, whether express or implied, which obligates any Person to indemnify another party to any such agreement for Tax obligations, other than (a) agreements solely among the Business Entities, (b) credit agreements and other debt documents, (c) agreements entered into in the ordinary course of business (including real property leases) providing for the allocation or payment of real property Taxes, (d) agreements entered into in the ordinary course of business for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business, (e) provisions of employment agreements compensating employees for any increase in taxation of such employee’s income resulting from the performance of work outside of such employee’s country of residence, and (f) agreements pursuant to which a Business Entity is solely a beneficiary of, and not an obligor under, the Tax indemnification, sharing or allocation provisions of such agreement.

“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Trade Intercompany Arrangements” means intercompany transactions for the purchase or sale of products and related services entered into in the ordinary course of business consistent with past practices and on arms’ length terms, together with any intercompany accounts receivable or intercompany accounts payable, as applicable, with respect thereto.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Escrow Agreement, the Supply Agreement, the Headquarters Sublease Term Sheet, the Notarial Transfer Confirmation and any other deed, bill of sale, endorsement, assignment, certificate or other instrument of conveyance and assignment as the Parties and their respective legal counsels deem reasonably necessary to vest in Buyer and German Buyer the Sellers’ right, title and interest in, to and under the Equity Interests.

“Transaction Expenses” means all costs, fees and expenses (including legal, accounting, investment banking, broker’s, finder’s, and other professional or advisory fees and expenses) incurred by the Business Entities in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby and thereby, including all amounts payable at or following the Closing pursuant to any retention, stay, transaction completion or similar bonus or other Severance Arrangements (and the employer portion of any payroll and associated payroll, employment or similar Taxes to the extent such transaction bonuses are not paid prior to the Closing Date by the Business Entities); provided, however, that Transaction Expenses shall exclude (a) costs and expenses paid by Parent, the Sellers or any of their Subsidiaries (including the Business Entities) prior to or as of the Closing and (b) costs and expenses contemplated to be paid by Buyer or its Affiliates pursuant to this Agreement or any other Transaction Document.

“Transfer Taxes” means all transfer, documentary, sales, use, value added, goods and services, stamp, registration and other similar taxes payable in connection with the transactions contemplated by this Agreement.

“Transferred Entity Plan” means each Employee Plan that a Business Entity sponsors, maintains or contributes to, or is required to maintain or contribute to, for the benefit of any current or former Business Employee.

“Transferred Entities” means Aleris Recycling, Aleris Specification Alloy Products Canada Company, a company organized under the laws of Canada, Aleris Germany, Aleris

Nuevo Leon, S. de R.L. de D.V., a limited liability company organized under the laws of Mexico, Aleris Recycling (Swansea) Ltd., a limited company organized under the laws of England and Wales, and Aleris Aluminum Norway AS, a limited liability company organized under the laws of Norway.

“Transferred Subsidiaries” means the direct and indirect Subsidiaries of the Transferred Entities.

“Treasury Regulations” means the rules and regulations promulgated by the U.S. Treasury Department under the Code.

“Unresolved Claim Notice(s)” means, as of any given date, Claim Notices given by a Buyer Indemnitee pursuant to Article IX prior to such date which remain unresolved.

“U.S. Business Employee” means each Business Employee employed in the United States.

Section 1.02.  Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
409A Plan	3.12(h)
Acquisition Proposal	5.19(c)
Affiliate Transactions	3.19(b)
Agreement	Preamble
Aleris Canada	Preamble
Aleris Deutschland	Preamble
Aleris International	Preamble
Aleris KG	Preamble
Aleris Netherlands	Preamble
Allocation Statement	2.08(a)
Applicable Plans	7.01(c)
Anti-Bribery Laws	3.08(c)
Audited Financial Statements	3.06
Business	Recitals
Business Registered Intellectual Property	3.15(a)
Business IT Assets	3.15(e)
Buyer	Preamble
Buyer Designated Shared Contracts	5.05(a)
Buyer Group	10.02(c)
Buyer Indemnitees	9.02(a)
Buyer Replacement Contracts	5.05(a)
Cap	9.04(d)
Claim Notice	9.03(a)
Closing	2.03
Closing Date	2.03
Closing Legal Impediment	8.01(a)

Term	Section
Common Stock	4.12
Common Stock Offering	5.15(c)
Competing Activity	5.13(a)
Credit Agreement	2.04(a)(xi)
D&O Indemnitees	5.17(a)
De Minimis Amount	9.04(a)
Deductible	9.04(b)
Discontinued Locations	5.20
Dutch Aluminum	Preamble
Escrow Agent	2.07(a)
Escrow Agreement	2.04(a)(v)
Escrow Account	2.07(a)
Escrow Amount	2.07(a)
Escrow Release Date	9.08(b)
Excluded Plan	7.01(e)
Final Asset Allocation	2.08(b)
Final Closing Statement	2.06(a)
Final Cash Purchase Price	2.06(a)(iii)
Financial Statements	3.06
Fried Frank	11.11
German Buyer	Preamble
Governmental Order	3.09(a)
Headquarters Sublease Term Sheet	2.04(a)(xiii)
Holdings	Preamble
Independent Firm	2.06(d)
Indemnified Party	9.03(a)
Indemnifying Party	9.03(a)
Information	5.10(d)
Initial Outside Date	10.01(c)
Land	1.01
Leases	3.17(c)
Material Contract	3.16(a)
Money-Laundering Laws	3.08(d)
Non-Assignable Contract	5.06(a)
Notarial Transfer Confirmation	2.04(a)(vii)
Notice of Objection	2.06(c)
OFAC	3.08(e)
Outside Date	10.01(c)
Parent	Preamble
Parent Backstop	Recitals
Parties	Preamble
Party	Preamble
Permit Actions	5.06(a)
Permits	3.08(b)
Policies	3.22(a)

Term	Section
Potential Contributor	9.05
Preliminary Closing Statement	2.05(a)
Preliminary Cash Purchase Price	2.05(b)
Privileged Information	5.10(d)
Privileges	5.10(d)
Proposed Asset Allocation	2.08(b)
Purchase Price	2.02
Receiving Party	5.06(b)
Regulatory Approvals	5.03(a)
Reserved Environmental Matters	9.02(a)(i)
Reserved Environmental Matters Period	9.01
Restricted Period	5.13(a)
Sample Preliminary Closing Statement	2.05(a)
Sanctioned Person	3.08(f)
Scheduled Leased Real Property	3.17(a)
Scheduled Owned Real Property	3.17(a)
Scheduled Real Property	3.17(a)
Second Request	5.03(b)
Section 338(h)(10) Elections	6.04(a)
Seller Indemnitees	9.02(b)
Seller	Preamble
Sellers	Preamble
Stock Consideration	3.26(a)
Subscription Rights Offering	5.15(d)
Supply Agreement	2.04(a)(xii)
Tax Claim	6.06(a)
Termination Fee	10.02(b)
Third Party Approvals	5.06(a)
Third Party Claim	9.03(a)
Transaction Preferred Stock	2.02(b)
Transferred Permit	5.06(a)
Transferring Party	5.06(b)
Transition Services Agreement	2.04(a)(ii)
Unaudited Financial Statements	3.06
Unlawful Boycott	3.08(e)
Unresolved Claim Amount	9.08(b)
Unresolved Items	2.06(d)
WARN	3.12(f)

Section 1.03. Interpretation. The table of contents, titles, headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Unless otherwise indicated to the contrary herein by the context or use thereof:  (a) the words, “hereby,” “herewith,” “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (b) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (c) masculine gender shall also include the feminine and neutral genders, and vice versa; (d) words importing the singular shall also include the plural, and vice versa; (e) references to “Articles,” “Exhibits,” “Sections” or “Schedules” shall be to Articles, Exhibits, Sections or Schedules of or to this Agreement; (f) all Exhibits or Schedules of or to this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein, and any capitalized terms used in such Exhibits or Schedules and not otherwise defined therein shall have the meaning set forth in this Agreement; (g) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the sign “$” means the lawful currency of the United States of America; (i) all references to “days” mean calendar days and all references to time mean Eastern Time in the United States of America, in each case unless otherwise indicated; (j) any references in this Agreement to dollar amount thresholds shall not be deemed to be evidence of a Material Adverse Effect or materiality; and (k) derivative forms of defined terms will have correlative meanings.  The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.  Whenever this Agreement requires an Affiliate to take an action or a Party to cause an Affiliate to take an action, the requirement constitutes an undertaking by the Party to cause any Affiliate that is a Subsidiary, and to use reasonable best efforts to cause any Affiliate that is not a Subsidiary, to take such action.  The phrases “provided,” “delivered” or “made available,” when used herein, mean that the information or materials referred to have been physically or electronically delivered to the applicable parties at least two (2) days prior to the date hereof (including, in the case of information or materials “provided,” “delivered” or “made available” to Buyer, information or materials that have been posted to the on-line “virtual data room” established by or on behalf of Parent and the Sellers).

Article II
Purchase and Sale

Section 2.01.  Purchase and Sale. At the Closing, upon the terms and subject to the conditions of this Agreement, the Sellers agree to sell, convey, assign and transfer (i) to Buyer or the applicable Buyer Designee(s), and Buyer agrees to, or to cause the applicable Buyer Designee(s) to, purchase from the Sellers, all of the Sellers’ right, title and interest in and to the Equity Interests (other than the issued and outstanding equity interests of Aleris Germany) free and clear of all Liens and (ii) to German Buyer, and German Buyer agrees to purchase from Aleris Deutschland and Aleris KG, all of Aleris Deutschland’s and Aleris KG’s right, title and interest in and to the issued and outstanding equity interests of Aleris Germany free and clear of all Liens.

Section 2.02.   Purchase Price.  The purchase price for the Equity Interests (the “Purchase Price”) shall equal Five Hundred Twenty Five Million Dollars ($525,000,000), subject to adjustment as set forth herein, which shall consist of the sum of the following:

(a)   (i) Four Hundred Ninety Five Million Dollars ($495,000,000.00), plus (ii) Closing Date Cash, minus (iii) the excess (if any) of the Target Net Working Capital over the

Final Net Working Capital, plus (iv) the excess (if any) of the Final Net Working Capital over the Target Net Working Capital, minus (v) Closing Date Indebtedness, minus (vi) Transaction Expenses; and

(b)Thirty Thousand (30,000) shares of Preferred Stock (the “Transaction Preferred Stock”) issued to Parent at $1,000.00 per share, for a total issuance price of Thirty Million Dollars ($30,000,000), the form certificate of designation thereof is attached hereto as Exhibit D, subject to adjustment as set forth in Section 2.07.

Section 2.03.  Closing. The closing (the “Closing”) of the purchase and sale of the Equity Interests contemplated hereby shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004, on the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to the satisfaction of such conditions), or on such other date or at such other place as the Parties mutually agree in writing (the date on which the Closing occurs, the “Closing Date”); provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), the Closing shall occur on the earlier to occur of (a) a date during the Marketing Period specified by Buyer on no less than three (3) Business Days’ notice to Parent and (b) (x) if the Marketing Period ends on or prior to January 26, 2015, the third (3rd) Business Day following the end of the Marketing Period or (y) if the Marketing Period ends after January 28, 2015, the Business Day following the end of the Marketing Period (subject, in each case, to the satisfaction or waiver of the conditions set forth in Article VIII for the Closing as of the date determined pursuant to this proviso).  The Parties acknowledge and agree that (i) all proceedings at the Closing shall be deemed to be taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed or delivered, and (ii) that the Closing shall be deemed to have occurred at 12:01 A.M., Eastern Time, on the Closing Date.

Section 2.04.  Closing Deliverables.

(a)Subject to the terms and conditions hereof, at the Closing, Parent and the Sellers shall deliver to Buyer:

(i)if any Equity Interests are certificated, the certificates representing such Equity Interests being purchased hereunder, accompanied by instruments of transfer or assignment endorsed in blank and dated as of the Closing Date;

(ii)the duly executed transition services agreement in the form attached as Exhibit E (the “Transition Services Agreement”);

(iii)the resignations of all directors and officers of the Business Entities;

(iv)the closing certificate of Parent as provided for in Section 8.02(d);

(v)the duly executed escrow agreement in the form attached as Exhibit F (the “Escrow Agreement”);

(vi)a statement in accordance with the requirements of Treasury Regulation Section 1.1445-2(b)(2) from Aleris International certifying that it is not a “foreign person” as defined in Section 1445(f)(3) of the Code;

(vii)duly executed notarial assignment agreement by and between Aleris KG and Aleris Deutschland on the one hand and German Buyer with respect to all of the issued and outstanding equity interests in Aleris Germany in the form attached as Exhibit G (the “Notarial Transfer Confirmation”);

(viii)documentary evidence that the PLPA has been terminated with effect prior to the Closing Date and as of the last day of the last financial year of Aleris Germany ending prior to the Closing Date;

(ix)the Business Records (in accordance with Section 5.11(a));

(x)such other customary closing documents and instruments as required by this Agreement;

(xi)documentary evidence all of the Liens in the Equity Interest and assets of the Business Entities granted under that certain Amended and Restated Credit Agreement, dated as of June 30, 2011 (the “Credit Agreement”), as amended, by and among Aleris International, each subsidiary of Aleris International a party thereto, the lenders party thereto from time to time and Bank of America, N.A., as Administrative Agent, and all of their guaranties and other liabilities thereunder, have been terminated and released with effect prior to or as of the Closing Date;

(xiii)documentary evidence all guaranties and other liabilities of the Business Entities with respect to (1) Aleris International’s 7 5/ 8 % Senior Notes due 2018 under that certain Indenture, dated as of February 9, 2011, as amended, by and among Aleris International, the guarantors party thereto, and U.S. Bank National Association, as trustee and (2) Aleris International’s 7 7/ 8 % Senior Notes due 2020 under that certain Indenture, dated as of October 23, 2012, as amended, by and among Aleris International, the guarantors party thereto and U.S. Bank National Association, as trustee, have been terminated and released with effect prior to or as of the Closing Date;

(xii)the duly executed sublease relating to the premises leased pursuant to that certain Office Lease, dated as of September 1, 2010, by and between Gotham King Fee Owner, LLC and Aleris International, Inc., as amended, on substantially the same terms and conditions as set forth in the term sheet attached as Exhibit H hereto (the “Headquarters Sublease Term Sheet”);

(xiii)an irrevocable power of attorney in a form reasonably acceptable to Buyer to enable the Buyer to exercise all voting and other rights attaching to the shares in Aleris Recycling (Swansea) Ltd.;

(xiv)if requested by Buyer, a letter of resignation from the auditors of Aleris Recycling (Swansea) Ltd. in a form reasonably acceptable to Buyer together with a statement in accordance with Section 519 of the UK Companies Act 2006 that there are no circumstances connected with such auditor’s resignation which should be brought to the attention of the members or creditors of Aleris Recycling (Swansea) Ltd.

(xv)the duly executed consent of the Credit Parties and the Required Lenders under and as defined in the Credit Agreement to the consummation of the transactions contemplated hereby; and

(xii)the items required by Section 8.02 to the extent not previously provided.

(b)Subject to the terms and conditions hereof, at the Closing, Buyer shall deliver:

(i)the Preliminary Cash Purchase Price, which Buyer shall pay via wire transfer of immediately available funds to an account or accounts designated by Parent in accordance with Section 2.05(c);

(ii)to the bank accounts and in the amounts specified by Parent at least two (2) Business Days prior to the Closing Date, amounts payable in respect of Transaction Expenses, which Buyer shall pay via wire transfer of immediately available funds;

(iii)to the bank accounts and in the amounts specified by Parent at least two (2) Business Days prior to the Closing Date, amounts payable in respect of the Closing Date Indebtedness, which Buyer shall pay via wire transfer of immediately available funds;

(iv)to Parent and the Sellers, the duly executed Transition Services Agreement and Escrow Agreement;

(v)to Parent and the Sellers, the closing certificate of Buyer as provided for in Section 8.03(c);

(vi)subject to Section 2.07 and Section 9.08, to Parent, a certificate registered in Parent’s name representing the Transaction Preferred Stock; and

(vii)such other customary closing documents and instruments as required by this Agreement.

Section 2.05. Preliminary Closing Statement; Payment of Preliminary Cash Purchase Price.

(a)No later than three (3) Business Days prior to the Closing Date, Parent shall deliver to Buyer a preliminary closing statement setting forth its good faith estimates of the Net Working Capital, Closing Date Cash, Closing Date Indebtedness and Transaction Expenses (the “Preliminary Closing Statement”). The Preliminary Closing Statement shall be prepared in good faith in accordance with the Calculation Principles.

(b)The cash Purchase Price to be paid at the Closing (the “Preliminary Cash Purchase Price”) shall equal: (i) Four Hundred Ninety Five Million Dollars ($495,000,000.00), plus (ii) Closing Date Cash reflected on the Preliminary Closing Statement, minus (iii) the excess (if any) of the Target Net Working Capital over the Preliminary Net Working Capital, plus (iv) the excess (if any) of the Preliminary Net Working Capital over the Target Net Working Capital, minus (v) Closing Date Indebtedness reflected on the Preliminary Closing Statement, minus (vi) Transaction Expenses set forth in the Preliminary Closing Statement.

(c) The Preliminary Cash Purchase Price shall be paid by Buyer at the Closing to the Sellers in accordance with written instructions delivered to Buyer at least two (2) Business Days prior to the Closing.

Section 2.06.  Post-Closing Adjustment.

(a)Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Parent a final closing statement (the “Final Closing Statement”) as of 11:59 P.M. on the date immediately prior to the Closing Date, reflecting Buyer’s calculation of:

(i)the Net Working Capital, Closing Date Cash and Closing Date Indebtedness;

(ii)the difference between the Preliminary Cash Purchase Price and the cash Purchase Price shown on the Final Closing Statement (determined in accordance with Section 2.02 by substituting the Final Net Working Capital and Closing Date Cash and Closing Date Indebtedness amounts shown on the Final Closing Statement for those previously appearing on the Preliminary Closing Statement); and

(iii)the resulting final cash Purchase Price calculated in accordance with Section 2.02 (the “Final Cash Purchase Price”).

(b)The Final Closing Statement shall be prepared in good faith in accordance with the Calculation Principles.  Buyer shall not be permitted to introduce different accounting principles, procedures, policies, practices, estimates, judgments or methodologies in the preparation of the Final Closing Statement or the determination of Net Working Capital, Closing Date Cash or Closing Date Indebtedness from the Calculation Principles.  The Sellers and Buyer agree that no objection or challenge will be made with respect to the Target Net Working Capital.

(c) Parent may dispute Buyer’s calculation of the Final Closing Statement (or any element thereof) by notifying Buyer in writing, setting forth in reasonable detail the particulars of such disagreement (the “Notice of Objection”), within forty-five (45) days after Parent’s receipt of the Final Closing Statement. Any item or amount as to which no dispute is raised in the Notice of Objection will be final, conclusive and binding on the Parties for all purposes hereunder, unless such item or amount is by its nature adjusted in connection with the matters raised in the Notice of Objection. In the event that Parent does not deliver a Notice of Objection to Buyer within such forty-five (45) day period, Parent shall be deemed to have accepted Buyer’s calculation of the Final Cash Purchase Price set forth in the Final Closing Statement. In connection with the preparation of the Final Closing Statement and the Notice of Objection, each party shall permit the other party and its respective Representatives to have reasonable access to the books, records and other documents (including work papers, schedules, financial statements and memoranda) pertaining to or used in connection with the preparation of the Final Closing Statement, the Notice of Objection and the calculation of the Net Working Capital, Closing Date Cash and Closing Date Indebtedness (and provide the Representatives of each party reasonable access to employees and accountants) to the extent reasonably necessary to verify the accuracy of the Final Closing Statement and the Notice of Objection. In the event that a Notice of Objection is timely delivered, Buyer and Parent shall use their respective commercially reasonable efforts for a period of thirty (30) days after a party’s receipt of the Notice of Objection, or such longer period as the Parties may agree in writing, to resolve any disagreements set forth in the Notice of Objection.

(d)If Buyer and Parent are unable to resolve such disagreements within such thirty (30) day period (or such longer period as the Parties shall have agreed in writing), then Deloitte Touche Tohmatsu Limited (or such other independent accounting firm of recognized international standing as may be mutually selected by Buyer and Parent) (the “Independent Firm”) shall be appointed, as an expert and not an arbitrator, to resolve any items that remain in dispute at the end of such period (the “Unresolved Items”), but in no case shall the Independent Firm review or propose any resolution for any matters that have not been raised in the Notice of Objection. If Deloitte Touche Tohmatsu Limited is unwilling or unable to serve in such capacity and the Parties are not able to mutually select an alternative accounting firm that is willing and able to serve in such capacity, then Parent shall within ten (10) days deliver to Buyer a listing of three (3) other accounting firms of internationally recognized standing (and none of which have worked in the past three (3) years for Parent or Buyer or any of their respective Affiliates) and Buyer shall within ten (10) days after receipt of such list, select one of such three (3) accounting firms to act as the Independent Firm.

(e)Buyer and Parent shall instruct the Independent Firm to determine as promptly as practicable, and in any event within ninety (90) days after the date on which such dispute is referred to the Independent Firm, based solely on the provisions of this Agreement, and the written presentations by Parent and Buyer, and not on an independent review, whether and to what extent (if any) the calculations set forth in the Final Closing Statement require adjustment. In resolving any Unresolved Item, the Independent Firm may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. Parent and Buyer shall reasonably cooperate with, and provide information and documentation, including any accountants’ work papers, to assist the Independent Firm.  Any such information and documentation provided by Parent or Buyer to the Independent Firm shall concurrently be provided to the other party to the extent not already so provided.  None of the Parties shall disclose to the Independent Firm, and the Independent Firm shall not consider for any purpose, any settlement discussions or settlement offer made by any of the Parties with respect to any objection under this Section 2.06, unless otherwise agreed by Parent and Buyer within thirty (30) days of the referral to the Independent Firm.  Parent and Buyer shall give to the Independent Firm and each other copies of any written submissions, exhibits and affidavits in support of their positions within fifteen (15) days after referral to the Independent Firm; thereafter, Parent and Buyer may submit written replies to the Independent Firm and each other within fifteen (15) days.  Buyer shall bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Final Cash Purchase Price proposed by Parent that are successful, and Parent shall bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Final Cash Purchase Price proposed by Parent that are not successful, in each case, as determined by the Independent Firm. The determination of the Independent Firm shall be set forth in a written statement delivered to the Parties and shall be final, conclusive and binding on the Parties, absent fraud or manifest error.

(f) If the Final Closing Statement (as finally determined pursuant to this Section 2.06) shows that an amount is due to Buyer (because the Preliminary Cash Purchase Price is greater than the Final Cash Purchase Price shown on the Final Closing Statement), the Sellers shall cause to be paid the amount of such difference to Buyer, in cash. If the Final Closing Statement (as finally determined pursuant to this Section 2.06) shows that an amount is due to the Sellers (because the Preliminary Cash Purchase Price is less than the Final Cash Purchase Price shown on the Final Closing Statement), Buyer shall promptly pay such excess to the Sellers, in cash. Any payment pursuant to this Section 2.06(f) shall be made by Buyer or the Sellers, as the case may be, by wire transfer of immediately available funds within five (5) Business Days after the date on which the amount of such payment is finally determined pursuant to this Section 2.06 to such account or accounts of such other Party as may be designated by such other Party in writing. In the event of a failure to timely make such payment, interest shall accrue on such amount for the period commencing on the payment due date through the date on which such payment is made calculated at the Prime Rate. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of three hundred and sixty-five (365) days and the actual number of days elapsed.

(g) The parties agree that any payment made pursuant to this Section 2.06 or Section 2.07 shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by applicable Law.

Section 2.07.  Escrow Account.

(a) On the Closing Date, Buyer shall deposit Thirty Thousand (30,000) shares of the Transaction Preferred Stock to be issued to Parent pursuant to Section 2.02(b) into an escrow account (the “Escrow Account”) with JP Morgan Chase Bank N.A. (the “Escrow Agent”), to be held and disbursed pursuant to the Escrow Agreement; provided that if the Subscription Rights Offering generates net proceeds greater or equal to the product of (i) One Hundred Twenty Five Million Dollars ($125,000,000) less the net proceeds received by Holdings pursuant to the Common Stock Offering, multiplied by (ii) ninety percent (90%), then on the Closing Date Buyer shall deposit Twenty Five Thousand (25,000) shares of the Transaction Preferred Stock to be issued to Parent pursuant to Section 2.02(b) and an amount in cash equal to Five Million Dollars ($5,000,000) into the Escrow Account (the aggregate amount of Transaction Preferred Stock and/or cash, as applicable, deposited into the Escrow Account pursuant to this Section 2.07(a), the “Escrow Amount”).  The Escrow Amount shall be used to satisfy indemnification obligations of Parent and the Sellers as set forth in Section 6.01 and Article IX.

(b) Buyer shall be treated as the owner of the Escrow Amount, and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, or any portion thereof, shall be allocable to Buyer pursuant to Section 468B(g) of the Code.  If and to the extent any amount of the Escrow Amount is actually distributed to Parent, interest may be imputed on such amount, as required by Section 483 or 1274 of the Code.

Section 2.08. Allocation of Purchase Price. (a)  Schedule 2.08 sets forth an allocation of the Purchase Price (together with liabilities treated as assumed by Buyer for federal income tax purposes and other capitalized costs) among the Equity Interests and the covenant set forth in Section 5.13, and has been mutually agreed by Parent and Buyer (the “Allocation Statement”).

(a) Within ninety (90) days after the Closing Date or thirty (30) days following the determination of the Final Net Working Capital (whichever is later), Buyer shall deliver to Parent (i) an allocation of the amount allocated in the Allocation Statement to the capital stock of Aleris Recycling, Inc. among the assets of the Section 338(h)(10) Companies for which Section 338(h)(10) Elections will be made pursuant to Section 6.04, in accordance with Sections 338 and 1060 of the Code and the Treasury Regulations promulgated thereunder, and, (ii) to the extent the sale of the equity interests of any other Business Entity is treated for Tax purposes as a sale of assets, an allocation of the amount allocated in the Allocation Statement to the equity interests of such Business Entity among the assets of such Business Entity, in accordance with applicable Law (the “Proposed Asset Allocation”).  Parent will have the right to object to any item in the Proposed Asset Allocation within thirty (30) days of the delivery of the Proposed Asset Allocation.  If Parent does not object to the Proposed Asset Allocation, then the Proposed Asset Allocation will become the final allocation for purposes of Sections 338 and 1060 of the Code (the “Final Asset Allocation”).  If Parent objects to any item in the Proposed Asset Allocation,  Parent and Buyer shall cooperate in good faith to resolve the dispute within thirty (30) days.  If, at the end of such 30-day period, Parent and Buyer are unable to resolve the dispute, then the dispute shall be referred to the Independent Firm for resolution.  Buyer shall bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Proposed Asset Allocation proposed by Parent that are successful, and Parent shall bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Proposed Asset Allocation proposed by Parent that are not successful, in each case, as determined by the Independent Firm.  The determination of the Independent Firm shall be set forth in a written statement delivered to the Parties and shall be final, conclusive and binding on the Parties, absent fraud or manifest error.

(c)The Allocation Statement and the Final Asset Allocation (in each case, as amended) will be binding on Parent and Buyer for all Tax purposes.   Parent and Buyer shall not and shall cause their Affiliates not to take any position on any Tax Return, in connection with any Action relating to Taxes, or otherwise, that is inconsistent with the Allocation Statement or the Final Asset Allocation, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.  The parties shall cooperate  in good faith to amend the Allocation Statement and/or the Final Asset Allocation to account for any subsequent adjustments to the Purchase Price.

Article III
Representations and Warranties of Parent and the Sellers

Parent and the Sellers represent and warrant to Buyer that, except as set forth in the Disclosure Schedules (but subject to Section 11.10):

Section 3.01.  Organization and Qualification.

(a) Each of Parent and each Seller is duly organized, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of organization, formation or incorporation, as applicable.  Each Business Entity is duly organized, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of organization, formation or incorporation, as applicable and as specified in Schedule 3.01(a). Each of Parent, each Seller and each Business Entity has all corporate or equivalent organizational power and authority necessary to own or lease their respective properties and assets and to carry on their respective business as presently conducted in all material respects.

(b) Each of Parent, each Seller and each Business Entity is duly qualified to do business and is in good standing (where such concept is applicable) in each jurisdiction where the nature of their respective business or the ownership of their respective assets makes such qualification necessary, except where the failure to be so qualified (i) in the case of Parent and the Sellers, would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Parent and the Sellers to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, and (ii) otherwise would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Parent has made available to Buyer true and complete copies of the Organizational Documents of each Business Entity, and all respective amendments thereto, as currently in effect.  No Business Entity is in material violation of any provision of such Organizational Documents.

Section 3.02.  Authorization.  Each of Parent and each Seller has all requisite corporate or equivalent organizational powers and authority to execute and deliver this Agreement and each other Transaction Document to be executed by Parent or such Seller and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby.  This Agreement and each Transaction Document to be executed by each of Parent and each Seller has been duly authorized, executed and delivered by Parent and such Seller, and no additional corporate or equivalent proceedings on the part of Parent, Seller or their respective shareholders and Affiliates are necessary or appropriate to approve or authorize, as applicable, this Agreement and each Transaction Document, the performance of its obligations hereunder and thereunder, or to consummate the transactions contemplated hereby.  This Agreement and each Transaction Document, assuming that this Agreement has been duly and validly authorized, executed and delivered by each of Buyer, German Buyer and Holdings, constitutes a valid and binding agreement of Parent and such Seller, enforceable against Parent and such Seller in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.03.  Non-contravention. Except as set forth in Schedule 3.03, the execution, delivery and performance of this Agreement and the other Transaction Documents to be executed by Parent or the applicable Seller, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by Parent and such Seller of its obligations hereunder and thereunder do not and will not (a) violate any provision of the Organizational Documents of Parent, such Seller or any Business Entity, (b) violate or result in a breach of, or constitute a default or require a consent under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Parent, such Seller or any Business Entity is entitled under any provision of any Contract to which such Person is party, (c) assuming compliance with the matters referred to in Section 3.04, violate or result in a breach of any Law or Permit applicable to Parent, such Seller or the Business Entities, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Parent, such Seller or any Business Entity, except, with respect to clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.04.  Governmental Authorization. The execution, delivery and performance by each of Parent and each Seller of this Agreement and other Transaction Documents to which they are a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any other Competition Laws, (b) compliance with the regulatory requirements set forth in Schedule 3.04, and (c) any such action or filing the failure of which to be made or obtained (i) would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Parent and the Sellers to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, and (ii) otherwise would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05.  Capitalization.

(a) All of the Equity Interests are owned beneficially and of record by the Sellers, free and clear of any Liens other than transfer restrictions imposed thereon by Law.  The Sellers have the full and unrestricted power to sell, assign, transfer and deliver the Equity Interests to Buyer upon the terms and subject to the conditions of this Agreement, free and clear of all Liens other than transfer restrictions imposed thereon by Law.  All of the Equity Interests have been duly authorized and validly issued and are fully paid and non-assessable. The Equity Interests have not been issued in violation of any applicable Laws or the Business Entities’ respective Organizational Documents or any Contract.  Neither of the Business Entities has issued any debt securities or other securities that are exercisable or convertible into, or exchangeable or redeemable for, or that give any Person a right to subscribe for or acquire, capital stock or any other security of that Business Entity, and no such securities or obligations evidencing such rights are outstanding.  None of the Equity Interests have been issued in violation of, or are subject to, any preemptive or subscription rights.  There is no (i) existing option, warrant, call, right or agreement to which the Sellers or any of the Business Entities is a party requiring, and there are no securities of the Sellers or any of the Business Entities outstanding that upon conversion or exchange would require, an increase to the value of any capital stock, limited liability company interest or partnership interest of any Business Entity, as applicable, or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any capital stock, limited liability company interest or partnership interest of any Business Entity, (ii) shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests in the Business Entities that are reserved for issuance, or (iii) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equityholders of any Business Entity may vote.

(b) Schedule 3.05(b) sets forth an accurate and complete list of (i) each Business Entity, (ii) the authorized shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests of each such Business Entity, (iii) the issued and outstanding shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests of each such Business Entity, and (iv) the legal ownership of each such Business Entity.  Except as set forth on Schedule 3.05(b), all of the Transferred Subsidiaries are owned beneficially, directly or indirectly, and of record by the Transferred Entities, free and clear of any Liens other than Permitted Liens and transfer restrictions imposed thereon by Law.  The Sellers have the full and unrestricted power to sell, assign, transfer and deliver the Transferred Entities to Buyer upon the terms and subject to the conditions of this Agreement, free and clear of all Liens other than transfer restrictions imposed thereon by Law, and no Person has a right of first offer, right of first refusal or similar right with respect to the Transferred Entities or Transferred Subsidiaries that would be triggered by the transactions contemplated by this Agreement.  Except for the Transferred Subsidiaries, the Transferred Entities and the Transferred Subsidiaries do not own or hold any equity interest in any other Person.  There is no (A) existing option, warrant, call, right or agreement to which any of the Transferred Entities or Transferred Subsidiaries is a party requiring, and there are no securities of any of the Transferred Subsidiaries outstanding that upon conversion or exchange would require, an increase to the value of any capital stock, limited liability company interest or partnership interest of any Transferred Subsidiary, as applicable, or other securities convertible into, exchange for or evidencing the right to subscribe for or purchase any capital stock, limited liability company interest or partnership interest of any Transferred Subsidiary, (B) shares of capital stock of, partnership interests that represent the corporate capital of, or other equity interests in the Transferred Subsidiaries that are reserved for issuance, or (C) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equityholders of any Transferred Subsidiary may vote.

Section 3.06.  Financial Statements.  Parent has made available to Buyer complete and correct copies of the (i) audited combined and consolidated balance sheets of the Business as of December 31, 2013 and 2012, and the related combined and consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2013 (the “Audited Financial Statements”), and (ii) the unaudited combined statements of financial position of the Business for the six-month period ended as of June 30, 2014, and the related unaudited combined statements of income, comprehensive income, group equity, and cash flows for the six-month period ended as of June 30, 2014 (the “Unaudited Financial Statements”; and together with the Audited Financial

Statements, the “Financial Statements”), true and complete copies of which are set forth in Schedule 3.06.  The Financial Statements (A) have been prepared from, are in accordance with, and accurately reflect the books and records of Parent in all material respects (except as may be indicated in the notes thereto), (B) fairly present in all material respects the combined financial position and combined results of operations and cash flows of the Business as of the respective dates or for the respective time periods set forth therein, and (C) have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of the Unaudited Financial Statements, for normal and recurring year-end adjustments). This Section 3.06 is qualified by the fact that the Business has not operated as a separate “stand alone” entity within Parent.  As a result, the Business has been allocated certain charges and credits for purposes of the preparation of the Financial Statements, as described in Schedule 3.06.  Such allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Business operated as an independent enterprise.

Section 3.07.  Absence of Certain Developments.  (a) Since December 31, 2013 through the date of this Agreement, there has not been any Effect which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) except for actions taken in preparation for the transactions contemplated by this Agreement or as reflected on the Unaudited Financial Statements, from the Balance Sheet Date through the date of this Agreement, the Business has been conducted in the ordinary course consistent with past practice in all material respects, and (c) from the Balance Sheet Date through the date of this Agreement, no Business Entity has taken any action that would, if taken by such Business Entity from the date hereof through the Closing Date, require the consent of Buyer under clauses (b), (c), (e), (f), (m) or (r) of Section 5.01.

Section 3.08.  Compliance with Laws; Permits.

(a)No Business Entity is in material conflict with, default under or violation of, or to the Sellers’ knowledge is being investigated for or is charged by any Governmental Authority with a material violation of any Law applicable to such Business Entity or by which any property or asset of such Business Entity is bound or affected.  To the Sellers’ knowledge, no investigation or review by any Governmental Authority with respect to any Business Entity is pending or threatened, nor has any Governmental Authority indicated an intention to conduct any such investigation or review.

(b) The Business Entities possess all material governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with, or issued by, any Governmental Authority necessary for the operation of the Business as currently conducted (the “Permits”).  All such Permits are in full force and effect, and there are no Actions pending or, to the Sellers’ knowledge, threatened by any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof.  None of the Business Entities are in default, and, to the knowledge of the Sellers, no condition exists that with notice or lapse of time or both would constitute a default, under the Permits.

(c)Each of the Business Entities and, to the knowledge of the Sellers, each of their respective current agents and representatives (in their capacity as such in the performance of services for any of the Business Entities) are and since January 1, 2011 have been at all times in compliance in all material respects with the legal requirements under the following Laws and conventions, in each case solely to the extent applicable to the Business Entities (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, and the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention and (ii) international anti-bribery conventions (other than the convention described in clause (i)) and local anti-corruption and bribery Laws, in each case, in jurisdictions in which the Business Entities are operating (collectively, the “Anti-Bribery Laws”).  None of the Business Entities has received any written notice that alleges that the Business Entities or, to the knowledge of the Sellers, any of their respective directors, officers, agents, representatives or employees (in their capacity as such in performance of services for the Business Entities) is in material violation of or has any liability under the Anti-Bribery Laws.  None of the Business Entities has been in the last two years, and is not now, under any administrative, civil or criminal indictment or, to the knowledge of Sellers, investigation and is not party to any Action involving alleged false statements, false claims or other improprieties relating to compliance of the Business Entities with the Anti-Bribery Laws.

(d)The operations of the Business Entities are, and  have  been  conducted  at all  times since January 1, 2011, in  material compliance  with applicable financial  recordkeeping and reporting  requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and  regulations thereunder and any related or similar rules, regulations or guidelines, issued,  administered  or enforced by any governmental agency, in each case, solely to the extent such Laws are applicable to the Business Entities (collectively,  the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority  or  body  or  any  arbitrator  involving  the  Business Entities  with  respect to the Money  Laundering  Laws is pending or, to the knowledge of Sellers, threatened.

(e)The Business Entities are in material compliance with all Laws applicable to such Business Entity, including, to the extent applicable, Laws: (i) restricting U.S. Persons from engaging in transactions with Persons (wherever located) on the Specially Designated Nationals List of the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or with the Governments of Syria, Cuba, Sudan or Iran; (ii) regulating the exportation or re-exportation of U.S.-origin goods, services or related technical data (including regulations administered by the Department of Commerce’s Bureau of Industry and Security and the Department of State’s Directorate of Defense Trade Controls); (iii) prohibiting U.S. Persons from participating in the Arab League boycott of Israel or other boycotts that have not been sanctioned by the U.S. government (“Unlawful Boycott”) pursuant to regulations administered by the United States Departments of Commerce and Treasury (and no Business Entity organized under the laws of the United States has participated in an Unlawful Boycott; or (iv) prohibiting the unlawful offering of anything of value in order to obtain or retain business pursuant to regulations administered by the United States Securities and Exchange Commission or the United States Department of Justice.

(f)None of the Business Entities, nor any officer or director there, is a “Specially Designated National” or otherwise subject to sanctions administered by OFAC (a “Sanctioned

Person ”), nor a Person that is owned or controlled by or acts on behalf of a Sanctioned Person.  To the knowledge of the Sellers, none of the funds or other assets to be transferred as a result of the consummation of the Transactions, is the property of, or beneficially owned by, directly or indirectly, any Sanctioned Person.  Since September 1, 2011, none of the Business Entities has engaged in or facilitated any prohibited transactions with a Sanctioned Person without proper prior authorization from the United States government.

(g) Notwithstanding anything herein to the contrary, (i) the representations in Section 3.11 are the sole and exclusive representations made by Parent and the Sellers with respect to any Environmental Laws or any Permit required under any Environmental Law and (ii) the representations in Sections 3.12 and 3.13 are the sole and exclusive representations made by Parent and the Sellers with respect to ERISA and employee matters.

(h)None of the Business Entities is (i) required to be registered, licensed or qualified as a commodity pool operator, futures commission merchant, commodity trading advisor, bank, trust company, real estate broker or transfer agent under any Law or (ii) subject to any material liability or disability by reason of any failure to be so registered, licensed or qualified.

(i)No director or officer or, to the knowledge of the Sellers, any trustee or employee, in each case, of the Business Entities (in their capacity as such in the performance of services for any of the Business Entities) is, or since December 31, 2010 has been (i) subject to any cease and desist, censure or other disciplinary or similar order issued by, (ii) a party to any written agreement, consent agreement, memorandum of understanding or disciplinary agreement with, (iii) a party to any commitment letter or similar undertaking to, (iv) subject to any order or directive by or (v) a recipient of any supervisory letter from, any Governmental Authority.

Section 3.09.  Litigation.

(a) Except as set forth on Schedule 3.09(a), there are no material Actions pending by or before any Governmental Authority or, to the knowledge of the Sellers, threatened against Parent, the Sellers or the Business Entities, nor, to the knowledge of the Sellers, is there any material investigation pending, against Parent, the Sellers of the Business Entities, other than in the case of Parent and the Sellers, Actions or investigations that would reasonably be expected, individually or in the aggregate, not to interfere with, prevent or materially delay the ability of Parent and the Sellers to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents.  As of the date hereof, there is no order, writ, judgment, award, ruling, injunction, decree or consent decree entered by or with any Governmental Authority (each, a “Governmental Order”) purporting to enjoin or restrain the execution, delivery and performance by Parent and the Sellers of the transactions contemplated hereby or that would reasonably be expected, individually or in the aggregate, to result in material Liability to the Business Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.  Schedule 3.09(a) contains a true and complete list of all pending Actions commenced against each Business Entity as of the date of this Agreement.

(b) None of the Business Entities is in material default of a Governmental Order.

(c) Neither of the Business Entities nor any Affiliate of any Business Entity for or on behalf of any Business Entity has currently or in the past implemented any formal policy, arrangement, procedure or program indemnifying, reimbursing, defending or holding harmless (including through the payment of legal fees and expenses) any employee.  There are no Actions for indemnification or advancement of expenses by any Person (including any employee), whether or not covered by insurance or reserved for on the Financial Statements, pending against, or to the Knowledge of the Sellers, threatened against any Seller, Parent or their respective Affiliates (to the extent related to the Business) or any of the Business Entities.

Section 3.10.  No Undisclosed Liabilities.  The Business Entities do not have any Liabilities that would have been required to be reflected in, reserved against or otherwise described in the Balance Sheet in accordance with GAAP, consistently applied in accordance with past practice, and that were not so reflected, reserved against or described therein, other than Liabilities (a) that are set forth on Schedule 3.10, (b) that are reflected, accrued or reserved against in the Financial Statements, (c) incurred in the ordinary course of business after the Balance Sheet Date that would not have a Material Adverse Effect individually or in the aggregate, or (d) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.11.  Environmental Matters. Except as set forth on Schedule 3.11 and for matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Business Entities and the Real Property are in compliance with all Environmental Laws, including but not limited to any Permits required by any applicable Environmental Laws; (ii) there is no pending or threatened Action alleging the actual or potential violation of or noncompliance with, or Liability under, any applicable Environmental Laws or any Permit required by any applicable Environmental Laws, in each case, which (a) relates to the Business, the Business Entities or the Real Property and (b) has not been settled, dismissed, paid or otherwise resolved prior to the date hereof; (iii) there has been no disposal or Release of any Hazardous Substances at, from, on, or under any Real Property, except for such disposal or Release that does not require (a) remediation pursuant to any Environmental Laws or (b) monitoring, pumping, treating or other related costs of response, other than any such costs as are already being expended at the Real Property; and (iv) to the knowledge of the Sellers, there are no new rules or regulations, or any changes in current rules or regulations, promulgated and required to take effect in the next twelve (12) months pursuant to Environmental Laws that would require the Business Entities to change or modify their operations at any Business Real Property in any material way or to make material capital expenditures in anticipation of any such changes or modifications.

Section 3.12.  Employee Matters.

(a) Schedule 3.12(a) sets forth a true and complete list, as of October 14, 2014, of the names, departments and titles of each Business Employee.

(b) To the knowledge of the Sellers, each officer of any Business Entity and each Business Employee with an annual salary in excess of $200,000 is currently devoting all of his or her business time to the conduct of the Business and is not devoting any business time to the conduct of any other business.

(c) With respect to the Business Employees, each of the Business Entities and, as applicable, each of Parent and its Non-Business Subsidiaries, are in material compliance with all applicable Laws respecting employment, employment practices, labor, terms and conditions of employment, wages and hours, employment standards, human rights, occupational safety, workers’ compensation, equal opportunity, collective bargaining, classification of employees, immigration, language of work, plant closings, discrimination against race, color, national origin, religious creed, physical or mental disability, sex or age. There are no complaints, lawsuits or other proceedings pending or, to the knowledge of the Sellers, threatened against the Business Entities, Parent or any of its Non-Business Subsidiaries brought by any Governmental Authority or by or on behalf of any current or former Business Employee, relating to any such Laws which would reasonably be expected, individually or in the aggregate, to result in material Liability to the Business Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.  To the knowledge of the Sellers, no investigation of the Business Entities’ employment policies or practices by any Governmental Authority is pending or threatened.

(d) To the knowledge of Sellers, no officer of any Business Entity is in material violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Business Entity (or, as applicable, Parent or Aleris International) because of the nature of the business conducted or presently proposed to be conducted by the Business Entities or to the use of trade secrets or proprietary information of others.

(e) Neither Parent, Aleris International nor any Business Entity is delinquent in any material manner in payments to any Business Employees, or any consultants or independent contractors, for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for the Business to the date hereof and all amounts required to be reimbursed to such employees, consultants, or independent contractors have been made in all material respects in accordance with the applicable policies of Parent and Aleris International.

(f) There has been no “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”), and any similar state or local Law with respect to the Business since January 1, 2009.

(g) Except as disclosed in Schedule 3.12(g), the terms and conditions of employment of the Business Employees are not subject to any Bargaining Agreement.  Except as disclosed in Schedule 3.12(g), there are no labor unions or works councils representing any Business Employee or, to the knowledge of Sellers, engaged in any organizing activity with respect to representing, or requesting to or seeking to represent, any Business Employee.  During the twelve month period ending on the date hereof, there has not been and, to the knowledge of Sellers there is not presently pending, existing, or threatened, any material strike, slowdown, picketing, or work stoppage by Business Employees.

(h) Aleris Recycling (Swansea) Ltd. has not, within the three year period prior to the date of this Agreement, been a party to any “relevant transfer” (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006 (U.K.) (“TUPE”)).

(i) Except for the individuals currently employed by Parent or a Non-Business Subsidiary and identified in Schedule 3.12(a), there are no individuals who are not Business Employees who have the right to claim to have transferred to the employment of Buyer or any Affiliate of Buyer (including the Business Entities) by virtue of TUPE or otherwise.

Section 3.13.  Employee Benefit Plans.

(a) Schedule 3.13(a)(i) lists each Transferred Entity Plan and Parent Plan, including any Transferred Entity Plan or Parent Plan with respect to which any Business Entity would reasonably be expected to have any actual or contingent Liability.  Parent has made available to Buyer for each Transferred Entity Plan and Parent Plan listed in Schedule 3.13(a)(i), as applicable, each plan document, material plan amendment, trust agreement, summary annual report, annual report, insurance contract, or other funding arrangement and all current summary plan descriptions.  Schedule 3.13(a)(ii) lists each Transferred Entity Plan that is a “defined benefit plan” as defined in Section 3(35) of ERISA, including any defined benefit plan that has been terminated in the last five (5) years.

(b) Schedule 3.13(b) lists a summary of any material Transferred Entity Plan and Parent Plan that has not been reduced to writing.

(c) No Transferred Entity Plan or Parent Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA), and no Transferred Entity Plan or Parent Plan is subject to Title IV of ERISA or Section 412 of the Code.  No Business Entity has incurred, nor expects to incur, any liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA.  The transactions contemplated by this Agreement shall not trigger any Liability for Buyer or any Business Entity under Title IV of ERISA with respect to any Employee Plan.  No Transferred Entity Plan or Parent Plan is a “multiple employer plan” or other plan or arrangement or administrative scheme covering more than one employer as defined in Section 413(c) of the Code.

(d) No material non-exempt “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Transferred Entity Plan or Parent Plan.

(e) Subject to Schedule 3.13(e), each Transferred Entity Plan and Parent Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code.  Each such Transferred Entity Plan and Parent Plan has received a favorable determination letter, or has pending or is within the remedial amendment period in which to file, an application for such determination from the IRS.  Sellers have furnished to the Buyer copies of the most recent Internal Revenue Service determination or opinion letters with respect to each such plan, and no action or event has occurred since the date of the most recent determination or opinion letter relating to any such Transferred Entity Plan or Parent Plan that would reasonably be expected to adversely affect the tax-qualified status of any such plan or related trust.

(f) Each Transferred Entity Plan has been maintained in material compliance with its terms and with any applicable Law.  None of the Transferred Entity Plans are, to the knowledge of Sellers, presently under audit or examination (nor has notice been received of any potential audit or examination) by any Governmental Authority.  Other than routine claims for benefits, there are no material proceedings or claims pending or, to the knowledge of Sellers, threatened with respect to any Transferred Entity Plan.  All filings and reports as to each Transferred Entity Plan required to have been submitted to the IRS or the United States Department of Labor (or comparable non-U.S. Governmental Authorities) have been timely submitted.

(g) With respect to each Transferred Entity Plan that covers Non-U.S. Business Employees, to the knowledge of Sellers: (i) no Taxes, penalties or fees are owing or assessable under or against any such Transferred Entity Plan, (ii) no event has occurred with respect to any such Transferred Entity Plan which is tax-qualified or registered under Law which would result in the revocation or loss of such tax-qualified status or registration of such Transferred Entity Plan, or which would entitle any Person (without the consent of the sponsor of such Transferred Entity Plan) to wind up or terminate any such Transferred Entity Plan, in whole or in part, and (iii) each Business Entity has met all minimum funding obligations required by applicable Law.

(h) Any Transferred Entity Plan or Parent Plan that is a “non-qualified deferred compensation plan,” as such term is defined under Code Section 409A(d)(1) and the guidance issued thereunder, (each, a “409A Plan”) (i) meets and has met the requirements of Code Sections 409A(a)(2), (3) and (4), (ii) is and has been operated in all material respects in accordance with the transitional relief and all guidance and regulations provided by the IRS under Code Section 409A, and (iii) has not been funded by an off-shore arrangement described in Code Section 409A(b)(1).

(i) Any Transferred Entity Plan may be amended or terminated at any time without Liability to any Business Entity and subject to applicable Law and to the Business Entities’ statutory and contractual obligations to pay any earned and vested benefits thereunder.  Any investment vehicles used to fund any Transferred Entity Plan may be changed at any time upon reasonable advance notice without incurring a material sales charge, surrender fee or other similar expense that would be payable in whole or in part by any Business Entity.

(j) Subject to Schedule 3.13(j), all contributions required to be made with respect to any Transferred Entity Plan by applicable Law or any Transferred Entity Plan document, and all premiums due or payable with respect to any insurance policy funding any Transferred Entity Plan, have been timely paid in full, or to the extent not required to be made or paid on or before the date hereof under applicable Law or the Transferred Entity Plan document, have been accrued in accordance with normal accounting practices and are fully reflected on the Financial Statements. Except as disclosed in writing to the Buyers prior to the date hereof, there has been no amendment to, written interpretation of or announcement relating to, or change in employee participation or coverage under, any Transferred Entity Plan that would increase materially the expense of maintaining such Transferred Entity Plan above the level of expense incurred in respect thereof for the fiscal year ended prior to the date hereof.

(k) No tax under Section 4980B or 4980D of the Code has been incurred in respect of any Transferred Entity Plan or Parent Plan that is a group health plan, as defined in Section 5000(b)(1) of the Code.

(l) With respect to any current or former Business Employees, there are no employee post-retirement medical or health plans in effect, except as required by Section 4980B of the Code, or any other post-retirement welfare benefit programs.

(m)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as a termination of employment) (i) except as set forth on Schedule 3.13(m)(i), result in any payment (including, without limitation, severance, parachute or otherwise) becoming due to any Business Employee under any Transferred Entity Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Transferred Entity Plan, or (iii) except as set forth on Schedule 3.13(m)(iii), result in the acceleration of the time of payment or vesting of any material benefits.  The transactions contemplated by this Agreement will not cause a “change in ownership” of Parent within the meaning of Section 280G of the Code.  No event has occurred, and there exists no condition or set of circumstances in connection with the Business, that could subject any Transferred Entity Plan to any Liability under ERISA, the Code or any other applicable Law.

Section 3.14.  Taxes.

(a) Tax Returns Filed.  Each of the Business Entities has timely filed with the appropriate Taxing Authority all material Tax Returns required to be filed by it, and all such Tax Returns were accurate and complete. None of the Business Entities has requested or is currently is the beneficiary of any extension of time within which to file any Tax Return, other than automatic extensions of time not requiring the consent of any Taxing Authority.

(b) Taxes Paid.  All material Taxes that have become due and payable by each of the Business Entities have either been paid or are being contested in good faith by appropriate proceedings and have been adequately and fully reserved for on the Financial Statements.

(c) Deficiencies; Tax Audits and Proceedings.  Except as set forth on Schedule 3.14(c), (i) there are currently no deficiencies for material Taxes due from any Business Entity that have been claimed, proposed or assessed, in each case, in writing, by any Taxing Authority for any taxable period for which the period of assessment remains open, (ii) there are no audits, claims, assessments, administrative proceedings  or other Actions for or relating to any material Tax Liability of any of the Business Entities currently pending or threatened in writing and (iii) none of the Business Entities has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect any Tax assessment or deficiency which waiver has not expired or been terminated.

(d) Liens.  There are no Liens for Taxes upon the assets of any Business Entity other than Permitted Liens.

(e) Withholding Taxes.  All material Taxes that each Business Entity was required to withhold or collect have been duly withheld or collected and have been timely paid, to the extent required by applicable Law, to the proper Taxing Authority. Each Business Entity has materially complied with the rules and regulations relating to the withholding and remittance of Taxes, including information reporting and backup withholding requirements, in connection with amounts paid, deemed payable or owing to any employee, independent contractor, stockholder, creditor or other third party.

(f) Tax Indemnification.  Except as set forth on Schedule 3.14(f), none of the Business Entities is a party to or bound by any Tax Sharing Agreement nor are any of the Business Entities obligated by Law, assumption, transferee or successor liability, to indemnify any Person (other than any of the Business Entities) with respect to Taxes.  None of the Business Entities is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Laws of any state, local or foreign jurisdiction) for any Taxes of any Person (other than any of the Business Entities).

(g) Consolidated Group Membership.  None of the Business Entities has been a member of an “affiliated group” within the meaning of Section 1504(a)(1) of the Code (or a consolidated, combined or unitary group for state, local or foreign Income Tax purposes) other than a Seller Group.

(h) Tax Nexus. No claim has ever been made in writing by a Taxing Authority in a jurisdiction where any of the Business Entities does not file Tax Returns that such Business Entity is required to pay Taxes or file Tax Returns in that jurisdiction.

(i) FIRPTA.  None of the Sellers is, nor has been during the applicable period specified in Section 897(c)(1)(A)(2) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2).   No non-U.S. person is selling a “United States real property interest” within the meaning of Section 897(c)(1) of the Code.

(j) Taxable Canadian Property.   Assuming that the purchase price allocation for Canada exceeds CAD$38,000,000, none of the Sellers is selling “taxable Canadian property” within the meaning of Section 116 of the Canadian Income Tax Act (RSC 1985, c 1).

(k) Section 481 Adjustments. None of the Business Entities has elected or agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that would require a Business Entity to include any item in income, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date.

(l) Section 355. None of the Business Entities has been a “distributing corporation” or a “controlled corporation” (in each case within the meaning of Section 355(a)(1) of the Code) (1) within the two-year period ending as of the date of this Agreement or (2) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions covered by this Agreement.

(m) Listed Transactions. None of the Business Entities has engaged in any “listed transactions” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations or any other corresponding provision of state, local or foreign Laws.

(n) Intercompany Transactions; Excess Loss Amounts.   None of the Business Entities will be required to include any item of income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any intercompany transaction or excess loss account described in Treasury Regulation Section 1.1502-13 or 1.1502-19 (or any corresponding or similar provision of state, local or foreign income Tax Law).

(o) Transfer Pricing. The Business Entities are and have been in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of reasonable contemporaneous documentation substantiating transfer pricing practices of the Business Entities, and the prices for any property or services (or for the use of any property) provided to or by the Business Entities are arm’s length prices for purposes of the relevant transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

Section 3.15.  Intellectual Property.

(a)Schedule 3.15(a) contains a list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, (iv) internet domain name registrations (collectively, the “Business Registered Intellectual Property”).

(b) (i) The Business Entities are the sole and exclusive owners of the Business Registered Intellectual Property, free and clear of all Liens, and (ii) no Action is pending, or to the knowledge of the Sellers, is threatened, which challenges the validity, enforceability, registration, ownership or use of any Intellectual Property owned by any of the Business Entities.

(c) To the knowledge of the Sellers, except for the Aleris Marks and the COTS Licenses listed on Schedule 3.15(c), the Intellectual Property owned or licensed by the Business Entities constitutes all material Intellectual Property used or held for use in the conduct of the Business as currently conducted.  To the knowledge of Sellers, (i) the consummation of the transactions contemplated by this Agreement will not materially impair any right of any of the Business Entities to own or use any of the Business Registered Intellectual Property and, (ii) immediately after the Closing, the Business Entities will have all, right, title and interest in and to all Business Registered Intellectual Property on materially identical terms and conditions as enjoyed by the Business Entities immediately prior thereto.

(d) None of the Business Entities are currently, and in the last three (3) years none of the Business Entities were, infringing, misappropriating, diluting, or otherwise violating any Intellectual Property of any other Person.  Neither Parent, the Sellers nor the Business Entities have received any charge, complaint, claim, demand, or notice during the past two (2) years (or earlier, if presently not resolved) alleging any infringement, misappropriation, dilution, or other violation of the Intellectual Property of any other Person by Parent, the Sellers or any of the Business Entities in their conduct of the Business.  To the knowledge of the Sellers, no Person is infringing, misappropriating, diluting, or otherwise violating any Intellectual Property owned by the Business Entities.

(e) The computers, servers, workstations, routers, hubs, switches, circuits, networks, and other information technology equipment owned or controlled by the Business Entities (the “Business IT Assets”) have not materially malfunctioned or failed within the past three (3) years in a manner that materially disrupted business operations of any of the Business Entities.  The Business Entities have in place commercially reasonable measures, consistent with current industry standards, to protect the confidentiality, integrity and security of the Business IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption.

(f) Except as set forth on Schedule 3.15(f), each of the Business Entities have taken commercially reasonable measures to maintain in confidence all trade secrets and other material proprietary information owned by any of the Business Entities, including the adoption and implementation of physical and electronic security measures and controls and entering into confidentiality and non-disclosure agreements or required to maintain the confidentiality of the trade secrets and proprietary information.  To the knowledge of Sellers, no employee of any of the Business Entities in connection with or by reason of such Person’s employment by any of the Business Entities has materially violated or is violating any invention disclosure or assignment, confidentiality, non-disclosure, non-competition or similar Contract with any Person.

(g)The representations in this Section 3.15 are the sole and exclusive representations made by Parent and the Sellers with respect to any matters relating to Intellectual Property.

Section 3.16.  Material Contracts.

(a)Schedule 3.16(a) sets forth a list of all Contracts (other than purchase, sale or service orders executed in the ordinary course of business) of the type described below to which the Business Entities are a party that are in effect on the date of this Agreement (each contract that is required to be listed in Schedule 3.16(a), being a “Material Contract”):

(i)any agreement for the purchase by any Business Entity of metal or metal additives that has a remaining term of more than one year and is not terminable without penalty with ninety (90) days’ notice and requires annual payments by the Business Entities of $5,000,000 or more;

(ii)any agreement (other than for the purchase of metal or metal additives) for the purchase or sale by any Business Entity of materials, supplies, goods, services, equipment or assets that has a remaining term of more than one year and is not terminable without penalty within ninety (90) days’ notice and requires annual payments to, or receipts by, the Business Entities of $2,500,000 or more;

(iii)other than exclusive distribution agreements, any agreement that contains noncompetition covenants that prohibit the Business Entities from freely engaging in any business or in any geographic territory or market;

(iv)any mortgage, indenture, note, bond or other agreement relating to Indebtedness incurred by the Business Entities with an outstanding principal amount in excess of $250,000;

(v)any partnership, joint venture, franchise or other similar equity investment agreements with any Person other than a Business Entity;

(vi)any agreement granting any of the Business Entities the right to use, exploit or practice any Intellectual Property owned by third parties (other than COTS Licenses) requiring annual payments by the Business Entities of $500,000 or more;

(vii)except for transactions between or among Business Entities, any agreement entered during the three-year period prior to the date of this Agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) having an aggregate purchase price of $5,000,000 or more;

(viii)an employment agreement or employment contract between Parent, Aleris International or any Business Entity in which the amount of base salary is in excess of $165,000;

(ix)any Contract with any Governmental Entity for the sale of goods or services involving annual payments in excess of $500,000;

(x)any lease, sublease or similar Contract (including sale-leaseback arrangements) for personal property with any person involving annual payments in excess of $500,000 and under which (A) any Seller or Business Entity is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person or (B) any Seller or Business Entity is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by such Seller or Business Entity;

(xi)any Contract entered into in connection with the settlement or other resolution of any Action pursuant to which any Seller (solely in connection with the Business) or Business Entity has any ongoing performance obligations, other than Contracts entered into in connection with the settlement or resolution of severance or workers’ compensation matters;

(xii)any Contract granting the other party to such Contract or a third party “most favored nation” status that has a remaining term of more than one year and is not terminable without penalty with ninety (90) days’ notice; or

(xiii)any agreement associated with hedges, derivatives or other similar instruments, in each case, having a termination value in excess of $1,000,000.

(b)Sellers have made available to Buyer accurate and complete copies of each Material Contract.  Each Material Contract is valid and in full force and effect and is enforceable by the Business Entities, as applicable, in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought.  Except as set forth in Schedule 3.16(b)(ii), neither Parent nor Sellers have received written notice of any termination, cancellation or threatened termination or cancellation by any party to any Material Contract.

(c)None of the Business Entities are in default of in any material respect, or have received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default in any material respect by the Business Entities under any Material Contract.  To the knowledge of the Sellers, no other party to a Material Contract is in default in any material respect of such Material Contract.

Section 3.17.  Real Property.

(a)Schedule 3.17(a)(i) sets forth an accurate and complete list of the Owned Real Property that is material to the Business or owned by a Business Entity or for which any Business Entity has a real property interest (the “Scheduled Owned Real Property”).  Schedule 3.17(a)(ii) sets forth an accurate and complete list of the Leased Real Property (the “Scheduled Leased Real Property” and, together with the Scheduled Owned Real Property, the “Scheduled Real Property”).  The Business Entities have indefeasible fee simple title to the Scheduled Owned Real Property and a valid leasehold interest in the Scheduled Leased Real Property.

(b) The Real Property owned or leased by the Business Entities constitutes all the material real property that is used or held for use primarily in the conduct of the Business as currently conducted.  No Person other than the Business Entities have the right to use the Scheduled Real Property and there are no shared facilities or services at the Scheduled Real Property which are used in connection with any Retained Business other than as set forth in Schedule 3.17(c).  There are no pending or, to the knowledge of the Sellers, threatened condemnation proceedings with respect to any Scheduled Real Property.

(c) Schedule 3.17(c) sets forth an accurate and complete list of any lease governing the Scheduled Leased Real Property (the “Leases” and each individually, a “Lease”). Schedule 3.17(c) shall also set forth any Leases to third parties encumbering the Owned Real Property.  Each Lease is a valid and binding agreement of the Business Entity party thereto, enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought, and except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Business Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.  None of the Business Entities are in default of, or have received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default by the Business Entities under any Lease, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Business Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.  To the knowledge of the Sellers, no other party to Lease is in default of such Lease, except for any such defaults that would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Business Entities, taken as a whole, or otherwise materially interfere with the conduct of the Business in substantially the manner currently conducted.

(d) Except as set forth on Schedule 3.17(d), there are no outstanding options or rights of first refusal to purchase any of the Real Property.

(e)No Seller or Business Entity has received written notice from the holder of any Lien, other than Liens that, individually or in the aggregate, are immaterial, on the Owned Real Property or any portion thereof, asserting that a default or breach exists thereunder which remains uncured after the expiration of applicable notice and cure periods, or that a condition exists or event has occurred which, with the giving of notice or passage of time or both, would constitute a default or breach by a Business Entity thereunder.

Section 3.18.  Title to Assets.

(a)   Each Business Entity has good and marketable title to, valid leasehold interests in, or a valid license to occupy, all assets and properties of such Business Entity reflected on the Balance Sheet or acquired after the Balance Sheet Date (other than assets or properties disposed of in the ordinary course of business), in each case, free and clear of all Liens other than Permitted Liens.

(b) The assets, properties, rights, titles and interests of the Business Entities, together with (i) the Trade Intercompany Arrangements, (ii) the Buyer Designated Shared Contracts, and (iii) any assets, properties (including the Owned Real Property), rights, titles and interests made available to Buyer or the Business Entities following the Closing pursuant to any Transaction Document or other Contract executed at the Closing for the benefit of Buyer of the Business Entities, including the Transaction Services Agreement, constitute all of the assets, properties, rights, titles and interests necessary to operate the Business immediately following the Closing in all material respects in substantially the manner conducted immediately prior to the Closing; provided, however, the foregoing is subject to the limitation that certain transfers, assignments, licenses, sublicenses, leases and subleases, as the case may be, of Contracts and Permits, all of which are set forth on the Schedules hereto, and any claim or right or benefit arising thereunder or resulting therefrom, may require consent of a Person or Governmental Authority, which has not been obtained, and that such matters are addressed elsewhere in this Agreement and the other Transaction Documents.  As of the Closing and subject to Sections 5.05 and 5.06, after giving effect to the transactions contemplated by this Agreement and the Transaction Documents, each of the Business Entities will own, possess, license, lease or otherwise have control of all assets (including pursuant to Contracts) necessary for the conduct in all material respects of the Business substantially in the manner conducted immediately prior to the Closing.

Section 3.19.  Related Party Transactions.

(a) To the knowledge of the Sellers, no executive officer or director of Parent, any Seller, any of the Business Entities or any of their respective Subsidiaries and Affiliates is (i) party to any material Contract or other business arrangement (other than employment, retention or similar agreements and Plans and New Plans) with any Business Entity that is not terminable at will by the Business Entity without payment or penalty, or (ii) has any material interest in any material property or right, tangible or intangible, which is used by any Business Entity.

(b) There are no agreements, arrangements or understandings between Parent or any Non-Business Subsidiaries, on the one hand, and a Business Entity, on the other hand, that are material to the operation of the Business and that are not terminable at will by such Business Entity without payment or penalty (“Affiliate Transactions”), other than (i) those agreements, arrangements or understandings that are contemplated by or otherwise addressed in this Agreement and the other Transaction Documents, including the Transition Services Agreement, (ii) Trade Intercompany Arrangements, (iii) intercompany loans or agreements related to Indebtedness, or other Intercompany Balances, (iv) the PLPA or (v) those agreements, arrangements and understandings that are set forth on Schedule 3.19(b).

(c) Schedule 3.19(c) sets forth the Shared Contracts, other than (i) confidentiality agreements, (ii) employment, retention or similar agreements and (iii) any other Shared Contract that, if terminated, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.20.  Brokers.  Except for fees payable to Credit Suisse Securities (USA) LLC and KeyBanc Capital Markets, whose collective fees shall be paid solely by Parent, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Parent or the Sellers or any Person acting on their behalf in connection with this Agreement or any of the transactions contemplated hereby.

Section 3.21.  Controls and Procedures.  As of the date hereof, each of the Business Entities’ internal controls over financial reporting are sufficient to provide reasonable assurance (i) that transactions of the Business Entities are recorded as necessary to permit preparation of financial statements in conformity with GAAP and (ii) that material transactions of the Business Entities are being made only in accordance with the authorization of management.  Neither Parent, Sellers or any of their Subsidiaries has been advised by their outside accountants that there are any significant deficiencies or material weaknesses in the design or operation of the internal control over financial reporting with respect to any of the Business Entities.

Section 3.22.  Insurance.

(a)Schedule 3.22(a) sets forth a complete, accurate and current list of all occurrence based policies of fire, product liability, umbrella, vehicular, directors’ and officers’ liability, fiduciary liability, property and casualty insurance, including physical damage, general liability, workers compensation and all other forms of insurance and similar arrangements (collectively, the “Policies”) presently in effect with respect to the assets, properties, business, operations, employees, agents, officers or directors of the Business Entities.  All Policies are in full force and effect, and have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no written notice of cancellation or termination has been received with respect to any Policies (other than in connection with ordinary renewals); and no insurance or proceeds relating to such Policies have been assigned to any Person.  None of the Business Entities has self-insurance arrangements.

(b)There are no material claims by the Business Entities pending under any Policy as to which coverage has been denied by the insurer under such Policy or as to which, after reviewing the information provided with respect to such claim, such insurer has advised the

Business Entities in writing that such insurer intends to deny coverage.

Section 3.23.  Customers and Suppliers.

(a)Schedule 3.23 sets forth a correct and complete list of the ten (10) largest suppliers (by dollar volume) of products or services to the Business, and ten (10) largest customers of the Business during calendar year 2013.  Schedule 3.23 also sets forth, for each such supplier and customer, the aggregate payments from and to such Person by the Business Entities during such periods.  To the knowledge of the Sellers, there are no outstanding material disputes with any of such suppliers or customers.

(b)As of the date hereof, no supplier listed on Schedule 3.23 has notified any of the Business Entities in writing that it will stop, or materially decrease the rate of, supplying products or services to the Business Entities.

(c)As of the date hereof, no customer listed on Schedule 3.23 has notified the Business Entities in writing that it will stop, or materially decrease the rate of, buying products or services from the Business Entities.

Section 3.24.   Warranties; Product Liabilities.  Except for (i) routine problem reports received by the Business Entities in the ordinary course of business and (ii) warranty claims that have been fully resolved or for which none of the Business Entities have any continuing Liabilities, no written claims have been made or, to the knowledge of the Sellers, have been threatened in writing, under product or service warranties of the Business Entities with respect to products or services leased, sold or furnished by the Business Entities prior to the Closing Date.

Section 3.25. Insolvency Proceedings.  None of the Business Entities is the subject of any pending, rendered or threatened insolvency proceedings of any character.  None of the Business Entities has made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings.  None of the Business Entities is insolvent.

Section 3.26.  Preferred Stock.

(a) The shares of Preferred Stock to be acquired by Parent in connection with the transactions contemplated by this Agreement (the “Stock Consideration”) are being or will be acquired for Parent’s own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act, or applicable state securities laws.  Parent has no agreement or arrangement, formal or informal, with any person to sell or transfer all or any part of the Stock Consideration; and, as of the date hereof, Parent has no plans to enter into any such agreement or arrangement.

(b) Parent is aware that (i) the Stock Consideration constitutes “restricted securities” as that term is defined in Rule 144 of the general rules and regulations under the Act; (ii) Holdings has no obligation or intention to register the Stock Consideration and (iii) Parent may be required to bear the substantial economic risks of the Stock Consideration indefinitely because none of the shares included in the Stock Consideration may be sold, hypothecated or if otherwise disposed of unless subsequently registered under the Act and applicable state securities laws or an exemption from such registration is available.  Parent has adequate means of providing for its current financial needs and foreseeable contingencies and has no need for liquidity of the investment in the Stock Consideration.

(c)Parent is an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act, and is able to bear the economic risk of the acquisition of the Preferred Stock pursuant to the terms of this Agreement, including a complete loss of Parent’s investment in the Preferred Stock.

(d)Parent has such knowledge and experience in financial, tax and business matters and, in particular, investments in securities (including significant prior experience in investments in restricted securities) so as to enable Parent to evaluate the merits and risks of the Stock Consideration and to make an informed decision with respect thereto.

(e)Parent understands that each certificate representing the Transaction Preferred Stock may be endorsed with the following legends:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND ARE “RESTRICTED SECURITIES” AS DEFINED IN RULE 144 PROMULGATED UNDER THE ACT.  THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (I) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE ACT, (II) IN COMPLIANCE WITH RULE 144 OR (III) WITH AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER AS TO THE AVAILABILITY OF ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE ACT.

and any other legends required by applicable Laws, including state securities Laws.

Section 3.27.  Parent Backstop.    Concurrently with the execution of this Agreement, Parent has delivered to Holdings the Parent Backstop dated as of the date hereof.  The Parent Backstop is in full force and effect and is a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).  No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent under the Parent Backstop.

Section 3.28.  No Other Representations And Warranties.  Except for the specific representations and warranties contained in this Article III (in each case as modified by the Disclosure Schedules hereto), none of Parent, the Sellers or any other Person makes any express or implied representation or warranty, including with respect to Parent or the Sellers, or their respective Subsidiaries (including the Business Entities) or the transactions contemplated by this Agreement, and Parent and the Sellers disclaim any other representations or warranties, whether made by Parent or the Sellers, any of their respective Affiliates or any of their respective Representatives.

Article IV
Representations and Warranties of Holdings and Buyer

Holdings and Buyer represent and warrant to Parent and the Sellers that:

Section 4.01.  Organization and Qualification. Each of Buyer, German Buyer and Holdings is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each of Buyer, German Buyer and Holdings is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer, German Buyer or Holdings to enter into and perform its obligations under this Agreement or consummate the transactions contemplated hereby.  Each of Buyer, German Buyer and Holdings has the company power and authority necessary to own or lease its properties and assets and to carry on its business as presently conducted in all material respects.

Section 4.02.  Authorization.  Each of Buyer, German Buyer and Holdings has all requisite corporate or equivalent organizational powers and authority to execute and deliver this Agreement and each other Transaction Document to be executed by it and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby.  This Agreement and each Transaction Document to be executed by Buyer, German Buyer and Holdings has been duly authorized, executed and delivered by Buyer, German Buyer and Holdings, respectively, and, assuming that this Agreement has been duly and validly authorized, executed and delivered by the Sellers and Parent, constitutes a valid and binding agreement of each of Buyer, German Buyer and Holdings enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.03.  Non-contravention.  The execution, delivery and performance by each of Buyer, German Buyer and Holdings of this Agreement and the other Transaction Documents to be executed by it, and the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by it of its obligations hereunder and thereunder do not and will not (a) violate any provision of its Organizational Documents, (b) violate or result in a breach of, or constitute a default or require a consent under or give rise to any right of termination or other action by any Person under, any provision of any Contract to which it is party, (c) assuming compliance with the matters referred to in Section 4.04, violate or result in a breach of any Law of any Governmental Authority applicable to it, or (d) result in the creation or imposition of any material Lien on any of its asset.

Section 4.04.  Governmental Authorization.  The execution, delivery and performance by each of Buyer, German Buyer and Holdings of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and other Competition Laws, and (b) any such action or filing the failure of which to be made or obtained would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of it to enter into and perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents.

Section 4.05.  Litigation.  As of the date hereof, there are no Actions pending or, to the knowledge of Buyer, threatened against Buyer, German Buyer or Holdings by or before any Governmental Authority, nor, to the knowledge of Buyer, is there any material investigation pending against Buyer, German Buyer or Holdings, except for such Actions as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer, German Buyer or Holdings to enter into and perform their respective obligations under this Agreement or the other Transaction Documents or consummate the transactions contemplated hereby or thereby.  There is no order, writ, judgment, award, ruling injunction, decree or consent decree entered by or with any Governmental Authority purporting to enjoin or restrain the execution, delivery and performance by Buyer, German Buyer or Holdings of this Agreement or the other Transaction Documents or the transactions contemplated hereby or that would reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer, German Buyer or Holdings to enter into and perform their respective obligations under this Agreement or the other Transaction Documents or consummate the transactions contemplated hereby or thereby.

Section 4.06.  Financing.  Buyer has delivered to Parent a true and complete copy of the executed Debt Commitment Letters.  None of the Debt Commitment Letters has been amended or modified in any manner prior to the date of this Agreement.  Neither Buyer nor any of Affiliates has entered into any agreement, side letter or other arrangement relating to the financing of the Closing Date Payments or the transactions contemplated by this Agreement, other than as set forth in the Debt Commitment Letters.  The proceeds of the Debt Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto), along with cash of the Buyer, will be sufficient to consummate the transactions contemplated hereby, including the making of all Closing Date Payments on the Closing Date and the making of any payments pursuant to Section 2.06.  As of the date hereof, the respective commitments contained in the Debt Commitment Letters have not been withdrawn or rescinded in any respect.  As of the date hereof, the Debt Commitment Letters are in full force and effect and represent a valid, binding and enforceable obligation of Buyer and, to the knowledge of Buyer, each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions and except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).  Buyer has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Buyer or, to the knowledge of Buyer, any other party thereto, under any of the Debt Commitment Letters.  As of the date hereof, Buyer has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of the Debt Commitment Letters. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than the Financing Conditions.  Buyer understands and acknowledges that under the terms of this Agreement, Buyer’s obligation to consummate the acquisition is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements, Buyer’s obtaining of any financing or the availability, grant, provision or extension of any financing to Buyer.

Section 4.07.  Solvency.  Neither Buyer nor German Buyer is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud present or future creditors of Buyer, German Buyer or any of their respective Affiliates.  After giving effect to the transactions contemplated by this Agreement, at and immediately after the Closing, Buyer, German Buyer and each of their respective Subsidiaries (including each of the Business Entities) (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its indebtedness (including a reasonable estimate of any contingent Liabilities) and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its recourse indebtedness as such indebtedness matures or becomes due), (b) will have adequate capital and liquidity with which to engage in its business, and (c) will not have incurred and does not plan to incur indebtedness beyond its ability to pay as such indebtedness matures or becomes due.

Section 4.08.  Brokers.  Except for Deutsche Bank Securities Inc., no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Buyer, German Buyer, Holdings or any Person acting on its behalf in connection with this Agreement or any of the transactions contemplated hereby.

Section 4.09.  Purchase for Investment.  Each of Buyer and German Buyer is purchasing the Equity Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.  Each of Buyer and German Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Equity Interests and is capable of bearing the economic risks of such investment.  Each of Buyer and German Buyer acknowledges that the Equity Interests have not been registered under any federal, state or foreign securities Laws and that the Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under any federal, state or foreign securities Laws or is effected pursuant to an exemption from registration under any federal, state or foreign securities Laws.

Section 4.10.  Acknowledgements by Buyer.

(a) Each of Buyer, German Buyer and Holdings acknowledges and agrees that it has conducted its own independent review and analysis of the Business and the Business Entities and their assets, financial condition, results of operations and prospects. Each of Buyer and German Buyer is an informed and sophisticated purchaser, and has engaged expert advisors and Representatives, experienced in the evaluation and purchase of companies, property and assets such as the Business and the Business Entities and their properties and assets and the Equity Interests as contemplated hereunder.  Each of Buyer, German Buyer and Holdings has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and has relied solely upon its own investigation and the express representations and warranties set forth in this

Agreement.  Each of Buyer, German Buyer and Holdings acknowledges that Parent and the Sellers have given it access to the employees, documents and facilities of the Business and the Business Entities for the purpose of evaluating the transaction contemplated by the Transaction Documents.

(b)Each of Buyer, German Buyer and Holdings acknowledges and agrees that none of the Sellers, Parent, the Business Entities, the Business or its or their Affiliates or any other Person acting on behalf of them (i) has made any representation or warranty, express or implied, including any implied representation or warranty as to the condition, merchantability, suitability or fitness for a particular purpose of any assets of or held by the Business or the Business Entities, or (ii) has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Business or the Business Entities, in each case except as expressly set forth in this Agreement.

Section 4.11.  No Intermediary Transaction Tax Shelter.  Neither Buyer, German Buyer nor Holdings has any plan or intention to take any action with respect to the Business Entities subsequent to the Closing that would cause the transactions contemplated hereby to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001-16 and 2008-111.

Section 4.12.  Capitalization. The authorized capital stock of Holdings consists of 66,500,000 shares of common stock of Holdings (the “Common Stock”) and 10,000,000 shares of preferred stock.  As of October 15, 2014, 665,000 shares of preferred stock have been designated Series A Junior Participating Preferred Stock.  As of October 15, 2014, there were outstanding (i) 12,304,649 shares of Common Stock, (ii) stock options to purchase an aggregate of 1,167,700 shares of Common Stock (of which options to purchase an aggregate of 1,036,300 shares of Common Stock were exercisable), (iii) warrants to purchase an aggregate of 1,500,000 shares of Common Stock (of which warrants to purchase an aggregate of 1,500,000 shares of Common Stock have vested subject to their vesting schedule) and (v) no shares of preferred stock.  All outstanding shares of capital stock of Holdings have been, and all shares that may be issued after the date of this Agreement and prior to the Closing will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable.  Other than as set forth above, Holdings does not have any outstanding securities convertible into or exchangeable or exercisable for any shares of its capital stock or any rights to subscribe for or to purchase, or any agreements providing for the issuance (contingent or otherwise) of any shares of its capital stock.

Section 4.13.  Preferred Stock.  The Preferred Stock to be delivered to Parent at the Closing has been duly authorized and will be, when issued to Parent in accordance with the terms hereof, validly issued, fully paid and nonassessable.

Section 4.14.  No Other Representations And Warranties.  Except for the specific representations and warranties contained in this Article IV none of Buyer or any other Person makes any express or implied representation or warranty, including with respect to Buyer or its respective Subsidiaries or the transactions contemplated by this Agreement, and Buyer disclaims any other representations or warranties, whether made by Buyer, any of its Affiliates or any of their respective Representatives.

Article V
Covenants

Section 5.01.  Conduct of the Business.  From the date hereof until the Closing Date, except as set forth in Schedule 5.01, as required by applicable Law, as required or permitted by this Agreement or the other Transaction Documents, or otherwise with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Parent and the Sellers shall cause the Business Entities to conduct the Business in all material respects in the ordinary course consistent with past practice and to use their commercially reasonable efforts to preserve intact their respective businesses and relationships with customers, regulators, suppliers, lessors, licensors, distributors, creditors, employees and agents.  Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as set forth in Schedule 5.01, as required by applicable Law, as permitted or contemplated by this Agreement or the other Transaction Documents, or otherwise with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), solely with respect to the Business, Parent and the Sellers shall cause the Business Entities not to:

(a) amend or modify (whether by merger, consolidation or otherwise) the Organizational Documents of any Business Entity, except for such amendments or modifications in connection with changes in the directors or officers of an Business Entity, to change the name of the Business Entities in accordance with Section 5.08(c) or to amend the articles of association of Aleris Germany to provide for its financial year to end on a date prior to the Closing Date;

(b) merge or consolidate any Business Entity with, or purchase stock or assets of, or otherwise acquire the business of, any other Person;

(c) sell, transfer, lease or otherwise dispose of the stock or assets of any Business Entity, except (i) sales of inventory or other assets in the ordinary course of business consistent with past practice, (ii) disposal of obsolete inventory or other obsolete or worn-out assets or (iii) the abandonment or non-renewal of non-material Intellectual Property in the ordinary course of business;

(d) issue, sell, pledge, transfer, dispose of or encumber any capital stock or other equity interests of, or become a party to any subscriptions, warrants, rights, options, convertible securities, voting or other similar agreements or commitments relating to the capital stock or other equity interests of, a Business Entity;

(e) make any material change in any method of accounting or accounting practice or policy, except as required by applicable Law or GAAP;

(f)(i) increase the compensation or benefits payable to any Business Employee, (ii) grant any new retention, severance or termination pay to any Business Employee or (iii) enter into or amend any employment, consulting, indemnification, severance, retention or termination agreement with any Business Employee, except in each case (A) in the ordinary course of business, (B) as reflected in the budget or financial forecast previously made available to Buyer, (C) as required by the terms of this Agreement, applicable Law or the terms of any Transferred Entity Plan, Parent Plan, or any Contract in existence on the date hereof or (D) in connection with renewals of Bargaining Agreements that do not increase aggregate costs by more than 3% per year;

(g) adopt or enter into any new Transferred Entity Plan or amend or modify in any material respect or terminate any existing Transferred Entity Plan, except (i) in the ordinary course of business, (ii) as reflected in the budget or financial forecast previously provided to Buyer or (iii) as required by the terms of this Agreement, applicable Law or the terms of any Transferred Entity Plan, Parent Plan or any Contract in existence on the date hereof;

(h) enter into or amend any Bargaining Agreement or, through negotiation or otherwise, make any binding commitment to any labor organization with respect to the Business Employees, except (i) in the ordinary course of business, (ii) as required by the terms of this Agreement or applicable Law or (iii) except as set forth on Schedule 5.01(h);

(i) make any loans or advances to, or equity investments in, any Person, except (i) advancement of trade credit to customers or expenses to employees in the ordinary course of business or (ii) any loans or advances to, or investments in, wholly-owned Business Entities;

(j) authorize new capital expenditures in excess of $500,000 individually or $2,000,000 in the aggregate, except for capital expenditures (i) pursuant to Contracts in existence on the date hereof and disclosed on Schedule 3.16(a), (ii) reflected in the budget or financial forecast previously provided to Buyer;

(k) amend, modify in any way adverse to the Business Entity party thereto or terminate or waive rights under, compliance with the terms of or breaches under, any Material Contract, except (i) in the ordinary course of business consistent with past practice, (ii) termination due to uncured breach by the counterparty under or (iii) renewal in the ordinary course of business prior to the expiration of such Material Contract;

(l) cancel, compromise or settle any Action, except (i) in the ordinary course of business consistent with past practice and (ii) involving only the payment of less than $250,000 with respect to an individual claim or one or more related claims, or $1,000,000 in the aggregate, and which do not impose any other liability, restriction or admission of fault on the Business Entities or the conduct of the Business;

(m) (i) make or change any material Tax election, (ii) change any annual Tax accounting period, (iii) adopt or change any material method of Tax accounting, (iv) compromise or settle any material Tax Liability or (v) amend any material Tax Return, in each case except (A) in the ordinary course of business, (B) if such action would reasonably be expected not to have a material effect on the Tax Liability of any Business Entity for any Post-Closing Tax Period, or (C) if such action is required to end the German Tax Group with effect after the date hereof and prior to the Closing Date (including a change of the financial year of Aleris Germany and the termination of the PLPA); or

(n) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(o) enter into any “non-compete,” right of first refusal or similar agreement that would restrict the Business following the Closing or that would in any way restrict the business of Buyer or its Affiliates or take any action that may impose new or additional material regulatory requirements on Buyer or any of its Affiliates;

(p) sell, transfer, license, abandon, cancel, let lapse, fail to renew, fail to continue to prosecute, protect, or defend, or otherwise dispose of any material Intellectual Property owned by the Business Entities other than in the ordinary course of business, consistent with past practice;

(q) incur, create or assume any material Lien other than Permitted Liens;

(r) cancel or compromise any material Indebtedness or waive any material rights without receiving a realizable benefit or similar or greater value; or

(s) agree or commit to do any of the foregoing.

For the avoidance of doubt, prior to the Closing, Parent and the Sellers shall be permitted to (A) cause each Business Entity to dividend, distribute or otherwise pay to Parent, the Sellers or any of their respective Affiliates any Cash of such Business Entity, including through share repurchases or capital reduction arrangements in foreign jurisdictions, (B) remove, or cause any Business Entity to remove, and pay to Parent, the Sellers or any of their respective Affiliates any Cash held in any bank account, (C) settle Intercompany Balances and make capital increases in connection therewith, and (D) enter into Contracts in connection with any of the foregoing; provided that Parent shall be responsible for any Taxes arising as a result of any such action.

Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that prior to Closing nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operation of the Business Entities, and prior to Closing, Parent, the Sellers and the Business Entities shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 5.02.  Pre-Closing Access and Information.

(a) From the date hereof until the Closing Date, Parent and the Sellers shall, and shall cause the Business Entities to, (i) afford Buyer and its Representatives reasonable access to the offices, properties, books and records of Parent, the Sellers and the Business Entities relating to the Business during normal business hours and upon reasonable prior written notice, (ii) furnish to Buyer and its Representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and (iii) cause the directors, officers, employees, counsel, accountants and financial advisors of Parent, the Sellers and the Business Entities to cooperate with Buyer in connection with clauses (i) and (ii) above; provided, that Buyer acknowledges that such books and records, data and other information shall be provided by Parent, the Sellers and the Business Entities in a manner consistent with the information provided to Buyer prior to the date hereof; provided, further, that none of Parent, the Sellers or the Business Entities shall be required to facilitate or cooperate with any investigation pursuant to this Section 5.02 unless such investigation is conducted in such manner as not to unreasonably interfere with the conduct of the business of Parent, the Sellers and the Business Entities.

(b)Notwithstanding the foregoing, (i) Buyer shall not have access to (A) personnel records of the Business Employees including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information which in Parent’s opinion is sensitive or the disclosure of which is not consistent with applicable data protection laws, (B) any properties of Parent, the Sellers, the Business Entities or any of their respective Affiliates for purposes of conducting any intrusive environmental sampling or testing, or (C) any information to the extent relating to the Retained Businesses, (ii) Parent, the Sellers and the Business Entities and their respective Affiliates may withhold (A) any information relating to the sale process, bids received from other Persons in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids, and (B) any document or information, the disclosure of which could reasonably be expected to violate any Contract or any Law, result in the loss of protectable interests in trade secrets, or result in the waiver of any legal privilege or work-product privilege (provided, that, in the case of this clause (B), Parent shall give notice to Buyer of the fact that such documents or information are being withheld and thereafter Parent shall use its commercially reasonable efforts to cause such documents or information, as applicable, to be made available in a manner that would not reasonably be expected to cause such a violation, disclosure or waiver) and (iii) Buyer’s access to the Tax information, books and records of Parent and its Affiliates (including the Business Entities) shall be governed exclusively by Article VI.

(c) Parent, the Sellers and the Business Entities shall have the right to have one or more Representatives present at all times during any such inspections, interviews and examinations.  Buyer shall hold in confidence all such information disclosed, whether before or after the date hereof, pursuant to the terms and subject to the conditions contained in the Confidentiality Agreement and such information shall not be used by any Person, other than in connection with the transactions contemplated hereby or as otherwise expressly permitted by the Confidentiality Agreement.  Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed, Buyer shall not contact any Business Employees or any vendors to, or customers of, Parent, the Sellers, the Business Entities or any of their respective Affiliates regarding the Business, this Agreement or the transactions contemplated hereby.  In no event shall Buyer contact any vendors to, or customers of, Parent and the Sellers or any of their respective Affiliates about the Retained Businesses.

Section 5.03.  Regulatory Filings.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation necessary to effect all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, waivers and other confirmations, in each case, required to be made with or obtained from any Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”); provided that neither Parent, the Sellers nor their respective Affiliates shall have any obligation to make payments to any third party in connection with obtaining any Regulatory Approvals.  In furtherance and not in limitation of the foregoing, each Party and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act or any other Competition Law or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other Party hereto (not to be unreasonably withheld, conditioned or delayed).

(b)In furtherance and not in limitation of the foregoing, each Party shall, and shall cause their respective Affiliates to, (i) make or cause to be made all filings required of such Party or any of its Affiliates under the HSR Act and the other Competition Laws of the jurisdictions set forth in Schedule 5.03(b) with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within ten (10) Business Days after the date hereof, (ii) comply at the earliest practicable date with any request under the HSR Act and any other Competition Law for additional information, documents or other materials received by any such Party or any of its Affiliates from any Governmental Authority in respect of such filings or such transactions (each, a “Second Request”) and (iii) cooperate with the other Parties in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Authority under the HSR Act or any other Competition Laws with respect to any such filing or any such transaction.  Each Party shall use its reasonable best efforts to furnish to the other Parties all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement (including, to the extent permitted by Law, responding to any reasonable requests for copies of documents filed with the non-filing Party’s prior filings).  Any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 5.03 as “outside counsel only.”  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, and the recipient shall cause such outside counsel not to disclose such materials or information to any Representatives of the recipient or their Affiliates, unless express written permission is obtained in advance from the source of the materials.  Each Party shall promptly inform the other Parties of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction and shall discuss with and permit the other Parties to review in advance any proposed written communications to any such Governmental Authority.  No Party shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other Party prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate.  Subject to applicable Law, the Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings under the HSR Act or any other Competition Laws.  Parent and Buyer shall each pay 50% of all filing fees in connection with all filings under the HSR Act and other applicable Competition Laws.

(c) In furtherance and not in limitation of the actions and obligations described in Section 5.03(b), Buyer shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act and other applicable Competition Laws.  In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of the HSR Act or any other Competition Law, Buyer shall use its reasonable best efforts to contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal, unless, by mutual agreement, the Parties decide that litigation is not in their respective best interests.  Buyer shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act and other applicable Competition Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

(d)Buyer further agrees that it shall, to the extent necessary to obtain the Regulatory Approvals required to satisfy the conditions set forth in Section 8.01(a) or Section 8.01(b), as applicable, or to avoid the entry of or have lifted, vacated or terminated any Closing Legal Impediment, take the following actions: (i) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, and in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, the sale, divestiture or disposition (including by licensing any Intellectual Property) of any assets of the Business and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); (ii) terminate any existing relationships and contractual rights and obligations; (iii) otherwise offer to take or offer to commit to take any action which it is capable of taking and, if the offer is accepted, take or commit to take such action, that limits its freedom of action with respect to, or its ability to retain, any of the assets of the Business and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses); and (iv) take promptly, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Action that would make consummation of the transactions contemplated by this Agreement and the other Transaction Documents unlawful or that would prevent or materially delay consummation of the transactions contemplated by this Agreement and the other Transaction Documents, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clauses (i), (ii) and (iii) of this Section 5.03(d)) necessary to vacate, modify or suspend such injunction or order.  For the avoidance of doubt, Buyer’s obligations under this Section 5.03 shall be absolute and not qualified by “reasonable best efforts.”  For the further avoidance of doubt, the Parties agree that Parent’s and Sellers’ obligations under this Section 5.03 shall not include any obligation on the part of Parent, the Sellers or their respective Affiliates to commit to or effect, by consent decree, hold separate orders, trust or otherwise the sale or disposition of such of its assets or businesses (including the Business) as may be required to be divested in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or preceding, that would otherwise have the effect of preventing, materially delaying or limiting the consummation of the transactions contemplated by this Agreement.

Section 5.04.  Post-Closing Financial Statements.  Buyer shall use commercially reasonable efforts to deliver to Parent pursuant to Parent’s established closing cycle and reporting deadlines, the normal quarter and month-end financial information of the type that the Business provided to Parent via its financial reporting system for past reporting periods, covering the period ending as of the Closing Date.

Section 5.05.  Shared Contracts; Affiliate Transactions.

(a) The Parties shall, and shall cause their respective Subsidiaries to, cooperate and shall use their commercially reasonable efforts to cause the Shared Contracts set forth in Schedule 5.05(a) (the “Buyer Designated Shared Contracts”) to be replaced with separate contracts (the “Buyer Replacement Contracts”) intended to provide Buyer or any Business Entity with contract rights and obligations that are substantially similar in the aggregate (taking into account changes in volume and similar pricing metrics, as well as the needs of Buyer and the Business Entities) to those contract rights and obligations utilized by Parent or its Subsidiaries under the Buyer Designated Shared Contracts in the conduct of the Business prior to the Closing.  The Parties shall cooperate and provide each other with reasonable assistance in effecting such separation of the Buyer Designated Shared Contracts prior to the Closing and for a period of one hundred eighty (180) days following the Closing.  If the Parties are not able to effect the separation of a Buyer Designated Shared Contract prior to the Closing, then, until the date that is one hundred eighty (180) days following the Closing or the earlier date on which such Buyer Designated Shared Contract is separated, to the extent permissible under Law and under the terms of such Buyer Designated Shared Contract, (i) at the sole cost and expense of Buyer, Parent or the applicable Non-Business Subsidiary shall continue to perform the obligations under such Buyer Designated Shared Contract relating to the Business, (ii) Parent or the applicable Non-Business Subsidiary shall hold in trust for the benefit of Buyer, and shall promptly forward to Buyer, any monies or other benefits received pursuant to such Buyer Designated Shared Contract relating to the Business and (iii) the Parties shall use commercially reasonable efforts to institute alternative arrangements intended to put the Parties in a substantially similar economic position as if such Buyer Designated Shared Contract was separated.  Subject to the second sentence of this Section 5.05(a), Buyer shall be solely responsible for replacing any Buyer Designated Shared Contracts to the extent such Shared Contracts are not separated or transitioned hereunder.  With respect to Liabilities pursuant to, under or relating to a given Buyer Designated Shared Contract, such Liabilities shall, unless otherwise allocated pursuant to this Agreement or a Buyer Replacement Contract, be allocated from time to time between Parent and the Non-Business Subsidiaries, on the one hand, and Buyer and the Business Entities, on the other hand, as the case may be, based on the relative proportions of total benefits received (to the extent the Liabilities relate to a specific period, over such period, and otherwise over the term of the applicable Buyer Designated Shared Contract, measured up to the date of the allocation, without duplication) by Parent and the Non-Business Subsidiaries, on the one hand, or Buyer and the Business Entities, on the other hand, under the relevant Buyer Designated Shared Contract.  Notwithstanding the foregoing, each Party shall be solely responsible for any and all Liabilities to the extent arising out of or relating to such Party’s (or its Subsidiaries’) breach of any such Buyer Designated Share Contract.

(b) Except (i) as contemplated by this Agreement and the other Transaction Documents, including the Transition Services Agreement, (ii) for Trade Intercompany Arrangements (each of which shall continue in effect in accordance with its terms listed on Schedule 5.05(b)), (iii) for this Agreement and the other Transaction Documents or (iv) as otherwise set forth in Schedule 5.05(b), Buyer acknowledges and agrees that all Affiliate Transactions, and all rights and obligations of the Business or the Business Entities under Contracts with respect thereto, will be terminated at or prior to the Closing, with no further Liability of Parent or the Non-Business Subsidiaries, on the one hand, or Buyer or the Business Entities, on the other hand, with respect thereto.

(c)Except as set forth in Schedule 5.05(c), Parent shall cause all Intercompany Balances with respect to the Business to be eliminated by discharge or otherwise in their entirety effective on or prior to the Closing.

(d)The Parties agree that the PLPA shall continue in effect between Aleris Deutschland and Aleris Germany until and including the last financial year of Aleris Germany ending prior to the Closing Date so that the German Tax Group remains fully effective until the end of the last financial year of Aleris Germany prior to the Closing Date. Therefore, the Parties agree to the following:

(i)Aleris Deutschland shall cause all claims for profit transfer and/or loss assumption that are outstanding under the PLPA on the basis of audited annual financial statements of Aleris Germany to be paid or otherwise settled prior to the Closing Date.

(ii)Prior to the Closing Date, Aleris Deutschland and Aleris Germany shall agree upon an estimation of the annual profit or annual loss of Aleris Germany before the operation of the PLPA for all financial years in relation to which audited financial statements are not available by the Closing Date, and shall pay an advance profit transfer or advance loss assumption (as applicable).

(iii)Buyer shall provide copies of audited financial statements of Aleris Germany that are finalized or changed after the Closing Date to Aleris Deutschland without undue delay after receipt thereof.  Within 20 Business Days following receipt by Aleris Germany of such audited financial statements from the relevant auditing firm, Buyer shall execute, or cause to be executed, a shareholder resolution of Aleris Germany adopting such audited financial statements.

(iv) If Aleris Germany is required under the terms of the PLPA at any time on or after the Closing Date to pay to Aleris Deutschland any amounts of profit transfer (Gewinnabführung) in relation to any financial years ending before the Closing Date, (i) Aleris Germany shall duly pay such amounts to a bank account designated by Aleris Deutschland and (ii) Parent shall pay an amount equal to such sum to Buyer.  Such payment by Parent pursuant to clause (ii) shall be treated to the extent legally permissible as an adjustment to the Final Cash Purchase Price allocated to Aleris Germany.

(v) If Aleris Deutschland is obliged under the terms of the PLPA at any time on or after the Closing Date to pay to Aleris Germany any amounts of loss assumption

(Verlustübernahme) in relation to any financial years ending before the Closing Date, (i) Aleris Deutschland shall duly pay such amounts to a bank account designated by Aleris Germany and (ii) Buyer shall pay an amount equal to such sum to Parent.  Such payment by Buyer pursuant to clause (ii) shall be treated to the extent legally permissible as an adjustment to the Final Cash Purchase Price allocated to Aleris Germany.

Section 5.06.  Third Party Approvals and Permits.

(a) Except with respect to Regulatory Approvals which are addressed in Section 5.03, and the Shared Contracts which are addressed in Section 5.05, subject to the terms and conditions of this Agreement, prior to the Closing, each Party shall, and shall cause its respective Subsidiaries to, use commercially reasonable efforts to (i) obtain the consents, waivers, approvals, orders and authorizations (the “Third Party Approvals”) necessary to transfer and assign the rights under Contracts that require any such consent, waiver, approval, order or authorization (each, a “Non-Assignable Contract”), and (ii) provide all notices and otherwise take all actions (the “Permit Actions”) necessary to transfer, reissue or obtain any Permits required to be transferred, reissued or obtained as a result of or in furtherance of the transactions contemplated by this Agreement (each, a “Transferred Permit”).  In connection with the foregoing, Buyer shall indemnify and hold Parent, the Sellers and their respective Affiliates (other than the Business Entities) harmless from and against any and all Liabilities based upon, arising out of or relating to the performance of, or failure to perform, in each case, following the Closing, any obligations under the Non-Assignable Contracts or Transferred Permits.  To the extent that any Third Party Approval or Permit Action has not been obtained or taken, as applicable, prior to Closing, for up to one hundred eighty (180) days after the Closing Date, each Party shall use its commercially reasonable efforts, at the other Party’s request, to endeavor to obtain such Third Party Approval or take such Permit Action.  Notwithstanding the foregoing, neither Party shall be required to incur any Liabilities to the third parties that are party to the Non-Assignable Contracts or provide any financial accommodation, in order to obtain any such Third Party Approval or take such Permit Action with respect to the transfer or assignment of any such Non-Assignable Contract or the issuance of any such Transferred Permit.

(b) To the extent permitted by applicable Law and the terms of such Non-Assignable Contract or Transferred Permit, in the event any Third Party Approval or Permit Action has not been obtained or taken, as applicable, by Closing, at the request of the Party to whom such Non-Assignable Contract is contemplated to be transferred or by whom such Transferred Permit is contemplated to be obtained (the “Receiving Party”), the Party contemplated to be transferring such Non-Assignable Contract or Transferred Permit under this Agreement (the “Transferring Party”) shall hold in trust for the Receiving Party, as applicable, the relevant Non-Assignable Contract or Transferred Permit until such time as the Third Party Approval or Permit Action is obtained or taken, as applicable, but in no event longer than one hundred eighty (180) days after the Closing Date.  During such time period, the Transferring Party shall comply with all applicable covenants and obligations under the Non-Assignable Contract or Transferred Permit, including the payment of any costs or expenses in connection therewith, which shall be performed by the Transferring Party for the Receiving Party’s account and the Receiving Party shall promptly (but in no event later than thirty (30) days following receipt of an invoice from the Transferring Party) reimburse the Transferring Party for any reasonably documented out-of-pocket costs, expenses or payments made by the Transferring Party in respect of such Non-

Assignable Contract or Transferred Permit.  For the period not to exceed one hundred eighty (180) days after the Closing Date, to the extent permitted by applicable Law and the terms of the Non-Assignable Contract or Transferred Permit, the Receiving Party shall be entitled to receive all of the benefits of the Transferring Party under the Non-Assignable Contract or Transferred Permit.  The Receiving Party agrees to indemnify and hold the Transferring Party and its Subsidiaries, agents, successors and assigns harmless from and against any and all Liabilities based upon, arising out of or relating to the performance of, or failure to perform, any obligations under the Non-Assignable Contract or Transferred Permit that are for the benefit of the Receiving Party, other than actions taken in bad faith by the Transferring Party or its Subsidiaries.  Notwithstanding the foregoing, following the Closing Date, a Transferring Party shall have no obligation to renew any Non-Assignable Contract or Transferred Permit upon the expiration or termination thereof.  In addition, to the extent that any Non-Assignable Contract contains an “evergreen” provision that automatically renews such Non-Assignable Contract unless terminated or cancelled by either party thereto, a Transferring Party shall not be prohibited from terminating or canceling such Non-Assignable Contract as permitted pursuant to the terms thereof.

Section 5.07.  Business Guarantees.

(a) Buyer shall use its commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Parent, on or before the Closing, valid and binding written releases of Parent and its Non-Business Subsidiaries, as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Business Guarantees in effect as of the Closing, which shall be effective as of the Closing, including by providing substitute guarantees with terms that are at least as favorable to the counterparty as the terms of the applicable Business Guarantees and by furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may request.  Subject to Section 5.07(b), if any Business Guarantee has not been released as of the Closing Date, then Buyer shall, for one hundred eighty (180) days following the closing, use its commercially reasonable efforts after the Closing to cause each such unreleased Business Guarantee to be released promptly.  Notwithstanding anything to the contrary herein but subject to Section 5.07(b), the Parties acknowledge and agree that at any time on or after the Closing Date, Parent and its Subsidiaries may, in such Person’s sole discretion, take any action to terminate, obtain release of or otherwise limit their Liability under any and all outstanding Business Guarantees.  Buyer shall indemnify and hold harmless Parent and its Subsidiaries from and after the Closing for any Liabilities arising out of or relating to any Business Guarantees which relate to periods following the Closing, and such indemnification obligations shall not be subject to any limitations on liability set forth in Section 9.04.

(b) Notwithstanding anything herein to the contrary, including Section 5.07(a), to the extent any Business Guarantees are required to be provided as a condition to, pursuant to, or otherwise in connection with a Permit issued to a Business Entity or otherwise in respect of the Business, Parent shall maintain all such Business Guarantees until such time as such Permit has been reissued in the name of Buyer or renewed by a Business Entity following Closing.

Section 5.08.  Use of Aleris Marks.

(a)Buyer agrees that, except as set forth in this Section 5.08, Buyer has, and after the Closing, the Business Entities will have, no right, title, interest, license or any other right whatsoever in the Aleris Marks, and that none of Parent, the Sellers or any of their respective Affiliates have assigned such right, title, interest, license or other right to Buyer or the Business Entities.

(b) For a period of six (6) months following the Closing Date, Buyer and the Business Entities shall have the right to continue to use the marketing and promotional materials, invoices, business cards, schedules, displays, signs, stationery, technical guidelines, product manuals, packing materials and other supplies and similar materials, that were previously created and included in the inventory of the Business and that incorporate the Aleris Marks, solely in the manner such supplies and materials were used in the Business prior to Closing; provided, however, that as promptly as practicable after Closing, but in no event after the conclusion of such six (6) month period, Buyer shall, and shall cause the Business Entities to, cease and discontinue any use of the Aleris Marks and, at Buyer’s sole cost and expense, remove all Aleris Marks from all such supplies and materials, in each case, whether such supplies or materials are held by Buyer or the Business Entities or under the control of Buyer or the Business Entities.

(c) Before the Closing, Parent, the Sellers and their respective Subsidiaries (including the Business Entities) may execute and file all documents as shall be necessary or desirable to change the name of the Business Entities to remove the words “Aleris” or any derivation or translation thereof, from such names.  To the extent not already changed by Parent, the Sellers or their respective Subsidiaries (including the Business Entities), as promptly as practicable after the Closing but in no event later than ninety (90) days after the Closing Date, Buyer shall, and shall cause the Business Entities to, at Buyer’s sole cost and expense, change the names of the Business Entities to remove the words “Aleris” or any derivation or translation thereof, including making filings with the applicable Governmental Authority of each jurisdiction in which the ownership or the operation of the Business Entities’ assets or the character of its activities is such as to require it to be licensed or qualified in such jurisdiction, and providing notice to all customers, vendors and other suppliers of such name change.

Section 5.09.  Insurance.

(a) Buyer acknowledges that all insurance coverage for the Business Entities and the Business under policies of Parent, the Sellers and their Affiliates shall terminate as of the Closing and following the Closing no claims may be brought against any such policy; provided, that with respect to acts, omissions, events or circumstances relating to the Business Entities or the Business that occurred or existed prior to the Closing and that are covered by third party occurrence-based insurance policies under which the Business Entities or the Business are insured on or prior to Closing, the Business Entities may make claims under such occurrence-based policies subject to the terms and conditions of such occurrence-based policies and this Agreement; provided, further that Buyer and the Business Entities (i) shall notify Parent in writing of all such covered claims and (ii) except as otherwise provided by this Agreement, shall exclusively bear, and neither Parent, the Sellers nor any of their respective Affiliates shall have any obligation to repay or reimburse Buyer or any Business Entity for, the amount of any deductibles, self-insured retentions or other out of pocket expenses incurred in connection therewith associated with claims under such occurrence based policies, and shall be liable for all uninsured or uncollectible amounts of such claims.

(b) Parent and the Sellers shall, and shall cause the directors, officers, employees and other advisors of Parent, Sellers and the Business Entities to reasonably cooperate with Buyer to facilitate Buyer’s efforts to obtain insurance coverage for the Business Entities following Closing.

Section 5.10.  Legal Proceedings; Production of Witnesses; Privileged Matters.

(a)Subject to Article IX, following the Closing Date, (i) Buyer shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Actions with respect to all Liabilities of the Business Entities, and may settle or compromise, or consent to the entry of any judgment with respect to any such Action, without the consent of Parent, (ii) Parent shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Actions with respect to all Liabilities relating to the Retained Businesses, and may settle or compromise, or consent to the entry of any judgment with respect to any such Action without the consent of Buyer, and (iii) Parent and Buyer shall jointly share authority and control and cooperate in good faith with respect to the investigation, prosecution, defense and appeal of all Actions that relate to both (A) Liabilities relating to the Retained Business, and (B) Liabilities of the Business Entities; provided, that if any Party seeks to assert a claim for indemnification with respect to any Action, the Parties shall comply with the provisions of Section 9.03 instead of this Section 5.10(a) with respect to such Action.

(b) From and after the Closing, Parent and the Sellers, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to make available to each other, upon reasonable written request, their (and their Affiliates’) respective Representatives for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Actions in which the requesting Party may from time to time be involved relating to the conduct of the Business or the Retained Businesses, prior to or after the Closing.  Access to such Persons shall be granted during normal business hours at a location and in a manner reasonably calculated to minimize disruption to such Persons, the Business and the Retained Businesses, as applicable.  Notwithstanding anything in this Section 5.10 to the contrary, if any Party seeks to assert a claim for indemnification in connection with any Action, the Parties shall comply with the provisions of Section 9.03 instead of this Section 5.10(b) with respect to such Action.

(c) Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with Sections 5.10(a) or 5.10(b).  For the avoidance of doubt, neither Party shall have an obligation to cooperate, make available personnel or disclose any documents or other information pursuant to Sections 5.10(a) or 5.10(b) or Article VI, if Parent, the Sellers or any of their Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in any Action and such assistance, testimony, documents or other information is reasonably pertinent thereto; provided, further, that this shall not limit in any respect any rights a Party may have with respect to discovery or the production of documents or other information in connection with any such Action.

(d) The Parties agree that their respective rights and obligations to maintain, preserve, assert or waive any attorney-client and work product privileges belonging to either Party with respect to the Business and the Retained Businesses (collectively, “Privileges”), shall be governed by the provisions of this Section 5.10(d).  With respect to matters relating to the Retained Businesses, and with respect to all Business Records, documents, communications or other information (collectively, “Information”) of Parent, the Sellers or any of their Affiliates prepared in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, Parent shall have sole authority to determine whether to assert or waive any Privileges, including the right to assert any Privilege against Buyer and its Affiliates.  Buyer and its Affiliates shall take no action without the prior written consent of Parent that would reasonably be expected to result in any waiver of any such Privileges of Parent, the Sellers or any of their Affiliates.  After the Closing, Buyer shall have sole authority to determine whether to assert or waive any Privileges with respect to matters relating to the Business (except for Information prepared in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby).  However, Buyer may not assert any such Privileges of Buyer related to pre-Closing advice or communications relating to the Business against Parent, the Sellers and their Affiliates.  Parent, the Sellers and their Affiliates shall take no action after the Closing without the prior written consent of Buyer that would reasonably be expected to result in any waiver of any such Privileges of Buyer.  The rights and obligations created by this Section 5.10(d) shall apply to all Information as to which Parent, the Sellers, their Affiliates or the Business Entities would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (the “Privileged Information”).  Upon receipt by Parent, the Sellers or their Affiliates, or Buyer and its Affiliates, as the case may be, of any subpoena, discovery or other request from any Person that actually or arguably calls for the production or disclosure of Privileged Information of the other Party or if Parent, the Sellers or their Affiliates or Buyer or its Affiliates, as the case may be, obtains knowledge that any current or former employee of Parent, the Sellers or their Affiliates or Buyer or its Affiliates, has received any subpoena, discovery or other request from any Person that actually or arguably calls for the production or disclosure of Privileged Information of one or more of the other Parties, Parent or Buyer shall promptly notify the other Parties of the existence of the request and shall provide such other Party a reasonable opportunity to review the Privileged Information and to assert any rights it may have under this Section 5.10(d) or otherwise to prevent the production or disclosure of Privileged Information.  Parent’s and the Sellers’ transfer of any Business Records or other Information to Buyer in accordance with this Agreement and Parent’s and the Sellers’ agreement to permit Buyer to obtain Information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in this Section 5.10(d), to maintain the confidentiality of such Information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Parent, the Sellers or Buyer, as the case may be.  The access to Business Records and other Information being granted pursuant to Sections 5.02, 5.10, 5.11, 9.03, 9.04 and Article VI, the agreement to provide witnesses and individuals pursuant to this Section 5.10 and the disclosure to Buyer, Parent and the Sellers of Privileged Information relating to the Business or the Retained Businesses pursuant to this Agreement in connection with the transactions contemplated hereby shall not be asserted by Parent, the Sellers or Buyer to constitute, or otherwise be deemed, a waiver of any Privilege that has been or may be asserted under this Section 5.10(d) or otherwise.

(e) The Parties agree that it would be impracticable to remove (i) all Privileged Information relating to the Business from the books and records (including electronic mails and other electronic files) of the Retained Business and (ii) all Privileged Information relating to the Retained Businesses from the books and records (including electronic emails and other electronic files) of the Business.  Accordingly, the Parties each agree that no Privileges are waived or intended to be waived by allowing such material to remain in the respective files of the Business or the Retained Businesses.  Notwithstanding the foregoing, to the maximum extent permitted by applicable Law, the Parties acknowledge and agree that the review by Buyer of any Privileged Information shall not constitute a waiver of any Privilege.

Section 5.11.  Retention of Business Records and Post-Closing Access.

(a) Prior to the Closing Date, the Parties shall develop and implement a plan that will result in the delivery or transfer, subject to compliance with applicable Law, of the Business Records to Buyer (or a Person designated by Buyer) at the Closing in the manner (and in the case of physical Business Records, at the location(s)) reasonably requested by Buyer to the extent not located at an office of the Business Entities.

(b) After the Closing, Buyer agrees to, or shall cause the Business Entities to, hold at least one copy of all Business Records relating to the conduct of the Business or the Business Entities on or before the Closing Date and not to destroy or dispose of such copy for a period of seven (7) years from the Closing Date or such longer time as may be required by applicable Law.

(c) From and after the Closing, Buyer shall, and shall cause its Subsidiaries, including the Business Entities, to (i) give Parent, the Sellers and their Representatives reasonable access to the offices, properties and Business Records of Buyer and its Subsidiaries, including the Business Entities, relating to the conduct of the Business and the Business Entities on or before the Closing Date during normal business hours and upon reasonable prior notice, (ii) furnish to Parent, the Sellers and their Representatives such financial and operating data and other information relating to the conduct of the Business and the Business Entities on or before the Closing Date, and (iii) cause the Representatives of Buyer and its Subsidiaries, including the Business Entities, to cooperate with Parent, the Sellers and their Representatives, in each case, to the extent reasonably requested by Parent or the Sellers in connection with accounting, Tax, legal defense and other similar needs.  From and after the Closing, Parent shall, and shall cause the Non-Business Subsidiaries to, (A) give Buyer and its Representatives reasonable access to the offices, properties and Business Records of Parent and the Non-Business Subsidiaries relating to the conduct of the Business on or before the Closing Date during normal business hours and upon reasonable prior notice, (B) furnish to Buyer and its Representatives such financial and operating data and other information relating to the conduct of the Business on or before the Closing Date, and (C) cause the Representatives of Parent and the Non-Business Subsidiaries to cooperate with Buyer and its Representatives, in each case, to the extent reasonably requested by Buyer in connection with accounting, Tax, legal defense and other similar needs.  Any such access shall be granted in a manner as not to unreasonably interfere with the conduct of the business of the Party granting such access.  Notwithstanding the foregoing, either Party may withhold such access, as and to the extent necessary to avoid contravention or waiver, as to any document or information the disclosure of which could reasonably be expected to violate any Contract or any Law or result in the waiver of any legal privilege or work-product privilege; provided, that to the extent practicable and in accordance with such Contract or Law, and in a manner that does not result of the waiver of any such privilege, such Party shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which these restrictions apply; provided, further, that nothing in this Section 5.11(c) shall limit in any respect any rights any Party may have with respect to discovery or the production of documents or other information in connection with any litigation.

(d)Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with Sections 5.11(a), 5.11(b) or 5.11(c).

Section 5.12.  Confidentiality.

(a) Buyer acknowledges and agrees that the Confidentiality Agreement shall remain in full force and effect until the Closing and that any books and records, data and other information provided to Buyer between the date hereof and the Closing shall be considered Evaluation Material (as such term is defined in the Confidentiality Agreement) and afforded all protections provided therein.  Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate.

(b) Parent and the Sellers shall not, and shall cause their Representatives and Subsidiaries and other Affiliates not to, directly or indirectly, for a period of five (5) years after the Closing Date, without the prior written consent of Buyer, disclose to any third party (other than each other and their respective Representatives who need to know such information) any confidential or proprietary information related to the Business; provided, that the foregoing restriction shall not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.12(b)) or (B) independently developed by Parent, the Sellers or any of their Subsidiaries (other than by the Business prior to the Closing) without reference to or use of the applicable confidential or proprietary information, or (ii) prohibit any disclosure (A) required by Law so long as, to the extent legally permissible and feasible, Parent or such Seller, as applicable, provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (B) made in connection with the enforcement of any right or remedy relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby.  Notwithstanding anything to the contrary set forth in this Section 5.12(b), Parent, the Sellers and their respective Subsidiaries, Affiliates and Representatives shall be deemed to have satisfied their obligations hereunder with respect to confidential or proprietary information related to the Business if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar information.

(c) Buyer shall not, and shall cause its Representatives, Subsidiaries (including the Business Entities) and other Affiliates not to, directly or indirectly, for a period of five (5) years after the Closing Date, without the prior written consent of Parent, disclose to any third party (other than each other and their respective Representatives who need to know such information)

any confidential or proprietary information related to the Retained Businesses; provided, that the foregoing restriction shall not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.12(c)) or (B) independently developed by Buyer or any of its Subsidiaries (other than by the Retained Businesses prior to the Closing) without reference to or use of the applicable confidential or proprietary information, or (ii) prohibit any disclosure (A) required by Law so long as, to the extent legally permissible and feasible, Buyer provides Parent and the Sellers with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (B) made in connection with the enforcement of any right or remedy relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby.  Notwithstanding anything to the contrary set forth in this Section 5.12(c), Buyer and its Subsidiaries, Affiliates and Representatives shall be deemed to have satisfied their obligations hereunder with respect to confidential or proprietary information related to the Retained Businesses if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar information.

Section 5.13.  Noncompetition; Non-Solicitation.

(a) During the period commencing on the Closing Date and ending on the five (5) year anniversary of the Closing Date (the “Restricted Period”), Parent and the Sellers shall not, and shall cause the Non-Business Subsidiaries not to, directly or indirectly, engage in any business or activities, or establish any new businesses, in competition with the Restricted Business as conducted immediately prior to Closing in the geographic areas in which the Restricted Business sells products and services immediately prior to Closing including Europe, North America, China and Turkey (each, a “Competing Activity”) or assist others from engaging in Competing Activity; provided, that the foregoing shall not prohibit Parent, the Sellers or any of the Non-Business Subsidiaries from:

(i)the acquisition of all or any portion of the equity interests of any Person engaged in a Competing Activity but only where such Competing Activity represents less than twenty percent (20%) of the revenues of such person (based on its latest annual financial statements); provided, that if the Competing Activity accounts for more than five percent (5%) of the revenues of such Person (based on its latest annual financial statements), Parent, the Sellers or any Non-Business Subsidiary, as applicable, shall be required to use commercially reasonable efforts to cease such Competing Activity or divest such Person of that portion of the business that constitutes a Competing Activity within twelve (12) months after the consummation of the acquisition to the extent required to be in compliance with this Section 5.13(a)(i);

(ii)the acquisition, holding of investments or direct or indirect ownership of any voting stock, capital stock or other equity interest of any Person engaged in a Competing Activity, so long as such ownership interest represents not more than five percent (5%) of the aggregate voting power or outstanding capital stock or other equity interests of such Person; or

(iii)owning, engaging in, conducting or operating any of the Retained Businesses.

(b) Each investment or acquisition made by Parent, the Sellers or any Non-Business Subsidiary that is subject to the provisions of this Section 5.13 must be permissible hereunder at the time of such investment; provided, however, that any such investment which was permissible when made cannot thereafter be the basis of a claim of violation of this Section 5.13.

(c)For a period of two (2) years from and after the Closing Date, Parent and the Sellers shall not, and shall cause the Non-Business Subsidiaries not to, directly or indirectly (unless previously authorized in an advance writing from Buyer):

(i)request, induce or attempt to influence any Business Employee to terminate his or her employment with or service to Buyer or any Business Entity; or

(ii)hire or employ, or solicit the employment of, or make or extend any offer of employment to, any management-level Business Employee who is then employed by Buyer or the Business Entities.  The restrictions of this clause (ii) of this Section 5.13(c) shall cease to apply to a management-level Business Employee nine (9) months after the later of (A) the date of termination of his or her employment with Buyer or any Business Entity and (B) the last date on which such Business Employee receives severance or other termination payments from Buyer or any Business Entity.  Nothing in clause (ii) of this Section 5.13(c) shall restrict or prevent Parent or any of its Subsidiaries from making generalized searches for employees by the use of advertisements in the media of any form (including trade media) or by engaging search firms that are not instructed to solicit the Business Employees or, in either case, hiring any Business Employee who responds to such generalized searches or search firm solicitations.

(d)For a period of two (2) years from and after the Closing Date, Buyer shall not, and shall cause the Business Entities not to, directly or indirectly (unless previously authorized in an advance writing from the Parent or the Sellers, as the case may be):

(i)request, induce or attempt to influence any employee of Parent, the Sellers or any Non-Business Subsidiary to terminate his or her employment with or service to Parent, the Sellers or any Non-Business Subsidiary; or

(ii)hire or employ, or solicit the employment of, or make or extend any offer of employment to, any management-level employee of Parent, the Sellers or any Non-Business Subsidiary, or any other employee of Parent, the Sellers or any Non-Business Subsidiary to whom Buyer is introduced, of whom Buyer has become aware, or with whom Buyer has otherwise contacted, as a result of the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby. The restrictions of clause (ii) of this Section 5.13(d) shall cease to apply to a management-level employee of Parent, the Sellers or any Non-Business Subsidiary nine (9) months after the later of (A) the date of termination of his or her employment with the Parent, the Sellers or any Non-Business Subsidiary and (B) the last date on which such individual receives severance or other termination payments from Parent, the Sellers or any Non-Business Subsidiary.  Nothing in clause (ii) of this Section 5.13(d) shall restrict or prevent Buyer or any of the Business Entities from making generalized searches for employees by the use of advertisements in the media of any form (including trade media)

or by engaging search firms that are not instructed to solicit any employee of Parent, the Sellers or any Non-Business Subsidiary or, in either case, hiring any such employee who responds to such generalized searches or search firm solicitations.

(e)The Parties mutually agree this Section 5.13 is reasonable and necessary to protect and preserve Buyer’s and Parent’s legitimate business interests and the value of the Business, the Business Entities and the Retained Businesses, and to prevent any unfair advantage conferred on any Party and their respective successors.

(f)Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article IX and other remedies at law would be inadequate in the case of any breach of the covenants contained in Section 5.13.  It is accordingly agreed that Buyer and the Business Entities, on one hand, and Parent, on the other hand, shall be entitled to equitable relief, including an injunction or injunctions to prevent breaches of Section 5.13 and to enforce specifically the performance of the terms and provisions of Section 5.13), without proof of actual damages (and the Parties hereby waive any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which the Parties are entitled at law or in equity.  The Parties further agree not to assert that such a remedy, including a remedy of specific performance, is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(g) If (i) a Regulatory Approval in a particular jurisdiction is conditional upon or otherwise subject to the modification of any provision of this Section 5.13 as provided in the decision of the Governmental Authority in question, then such provision shall be automatically considered as modified as provided or required in such decision without the need for any intervention by the Parties or formal modification of the Agreement by the Parties or (ii) any Governmental Authority declares that any term or provision of this Section 5.13 is invalid or unenforceable, then, in either case: (a) the Governmental Authority making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the decision of the Governmental Authority may be appealed.  Any modification under subparagraphs (i) or (ii) of this Section 5.13(g) shall apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and shall not be deemed to modify such provision or any other provision or the enforcement of this Agreement in any other jurisdiction.

Section 5.14.  Public Announcements.  Prior to the Closing, the timing and content of all press releases or public announcements regarding any aspect of this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby to the financial community, government agencies or the general public shall be mutually agreed upon in advance by the Parties.  Notwithstanding the foregoing, each Party may make any such announcement which it in good faith believes, based on advice of counsel, is required by Law or any listing agreement with any national securities exchange to which such Party is subject; provided, that, prior to the Closing, such Party shall consult with and agree on the language of any such announcement with the other Party prior to any such announcement to the extent practicable, and shall in any event promptly provide the other Party with copies of any such announcement.

Section 5.15.  Financing.

(a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange the Debt Financing as promptly as practicable following the date of this Agreement and to consummate the Debt Financing on the Closing Date, including the following:

(i)Buyer shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letter, and/or substitute other debt (but not equity financing) for all or any portion of the Debt Financing from the same financing sources or alternative financing sources (with Parent’s consent), if any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter that amends the Debt Financing and/or substitution of all or any portion of the Debt Financing shall not (i) impose new or additional or expand upon or modify the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letter, (ii) prevent or impede or delay the consummation of the transactions contemplated by this Agreement, (iii) adversely impact the ability of Buyer to enforce its rights under the Debt Commitment Letter or (iv) provide for terms and conditions (including any “flex” provisions) that are, in the aggregate, less favorable to Buyer and the Sellers than those in the Debt Commitment Letter. Buyer shall not be permitted to reduce the amount of Debt Financing under the Debt Commitment Letter unless it provides an equity commitment letter of a corresponding amount.

(ii)participation by senior management of Buyer in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies;

(iii)satisfying on a timely basis (or obtain a waiver of) all Financing Conditions that are within its control;

(iv)negotiating, executing and delivering Debt Financing Documents that reflect the terms contained in the Debt Commitment Letter (including any “market flex” provisions related thereto) and providing copies of drafts thereof exchanged with the Financing Sources to Parent, subject to any customary redaction;

(v)in the event that the conditions set forth in Sections 8.01 and 8.02 and the Financing Conditions have been satisfied or, upon funding would be satisfied, causing the Financing Sources to fund the full amount of the Debt Financing at or prior to the Closing (and, for the avoidance of doubt, Buyer acknowledges and agrees that (A) in the event that on the final day of the Marketing Period (x) all or a portion of the Debt Financing structured as high yield debt or contemplated to be sold pursuant to a Rule 144A transaction has not been issued or sold, (y) all conditions precedent to Buyer’s obligations hereunder shall have been satisfied or waived (other than those conditions which by their nature will not be satisfied until the Closing) and (z) the bridge financing contemplated by the Debt Commitment Letter is available, then on such date Buyer shall borrow under and use the proceeds of the bridge financing to finance, in part, the Closing Date Payments and (B) Buyer shall comply with any “securities demand” or similar provisions included in the Debt Commitment Letter or any related fee letter and use any proceeds from the sale of securities issued thereunder to finance, in part, the Closing Date Payments); and

(vi)enforcing its rights under the Debt Commitment Letters.

(b) Buyer shall keep Parent informed in reasonable detail of the status of its efforts to arrange the Debt Financing. Buyer shall give Parent prompt notice (a) of any breach or repudiation, or any anticipated or threatened breach or repudiation (including any event or circumstance that, without or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or repudiation), by any Party to the Debt Commitment Letters of which Buyer or its Affiliates becomes aware or (b) if, for any reason, Buyer no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letters on the terms described therein.  Without limiting Buyer’s other obligations under this Section 5.15, if a Financing Failure Event occurs, Buyer shall (i) promptly notify Parent of such Financing Failure Event and the reasons therefor, (ii) in consultation with the Parent and the Sellers, use its reasonable best efforts to obtain (on terms as favorable to Buyer in the aggregate as are reasonably available for financings of the type contemplated by the Debt Commitment Letter in the debt markets at such time) alternative financing from alternative financing sources, in an amount sufficient to make the Closing Date Payments and any payments pursuant to Section 2.06 and consummate the transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event, and (iii) use its reasonable best efforts to obtain, and when obtained, provide Parent and the Sellers with a copy of, a replacement financing commitment in accordance with Section 5.15(a)(i) that provides for such alternative financing.

(c)As promptly as practicable following the receipt of the financial information required by clause (A) of the definition of Financing Information, Holdings shall prepare and file with the SEC a prospectus supplement to its currently effective Registration Statement on Form S-3 with respect to, and commence an offering of, the common stock of Holdings (the “Common Stock Offering”), which Buyer will use to pay a portion of the Purchase Price for the Equity Interests on the Closing Date.

(d) As promptly as practicable following the consummation of the Common Stock Offering (and in any event following the receipt of the financial information required by clause (A) of the definition of Financing Information), Holdings shall prepare and file with the SEC and deliver to holders of its common stock a prospectus supplement for a rights offering on the terms and conditions described in the Parent Backstop generating gross proceeds to Holdings of no less than $125 million less the net proceeds received by Holdings pursuant to the Common Stock Offering (the “Subscription Rights Offering”).

(e)Prior to the Closing Date, Buyer shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff with respect to the Common Stock Offering or the Subscription Rights Offering, and Buyer and Holdings shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Common Stock Offering or the Subscription Rights Offering or the transactions contemplated hereby. Buyer and Holdings shall use their reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Common Stock Offering or the Subscription Rights Offering or the transactions contemplated hereby.

Section 5.16.  Debt Financing Cooperation.

(a)Parent and the Sellers shall, and shall cause the Business Entities to, and shall use its reasonable best efforts to have its and their Representatives to provide such cooperation in connection with the arrangement of the Debt Financing, pre-Closing capital raises, or to facilitate Buyer’s post-acquisition planning as is reasonably requested by Buyer; provided, that Parent, the Sellers and the Business Entities shall in no event be required to provide such assistance that shall unreasonably interfere with its business operations.  Such assistance shall include the following:

(i)participation by the senior management team of Parent, Sellers and the Business Entities in the marketing activities undertaken in connection with the marketing of the Debt Financing, including (A) preparation of the Marketing Material and due diligence sessions related thereto, (B) a reasonable number of road shows and meetings with prospective lenders and debt investors and (C) delivery of customary authorization letters, confirmations and undertakings in connection with the Marketing Material (including with respect to the presence or absence of material non-public information and accuracy of the information contained therein); provided, that such letters and confirmations expressly state that the Business Entities shall not have any liability of any kind or nature resulting from the use of information contained in the Marketing Material or otherwise in connection with their cooperation with arranging the Debt Financing, unless and until Closing Date occurs;

(ii)participation by senior management of the Business Entities in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies;

(iii)delivery to Buyer and its Financing Sources (including, for the purposes of this Section 5.16(a)(iii), the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of a financing other than the Debt Financing or an equity financing) of the Financing Information and Financing Deliverables;

(iv)participation by senior management of the Business Entities in the drafting and negotiation of the Debt Financing Documents;

(v)taking such actions as are reasonably requested by Buyer or its Financing Sources to facilitate the satisfaction on a timely basis of all Financing Conditions that require their cooperation or are within their control, including (A) cooperating in connection with applications to obtain such consents, approvals or authorizations which may be necessary or desirable in connection with the Debt Financing, (B) forming new direct or indirect Subsidiaries and transferring assets to such Subsidiaries, provided that Parent, its Subsidiaries or Affiliates (other than the Business Entities) would not suffer adverse financial or tax consequences, and the Business Entities would not suffer adverse financial or tax consequences prior to or in the absence of the Closing;

(vi)having officers execute, without personal liability, and deliver reasonably necessary officers’ certificates or management representation letters to the independent auditors (for the avoidance of doubt, persons who are directors of the Business Entities prior to the Closing in their capacity as such shall not be required to pass resolutions to approve or authorize the execution of the Debt Financing;

(vii)requesting that its independent auditors as of the Closing cooperate with the Debt Financing, including by providing customary comfort letters (including “negative assurance” comfort); and

(viii)using reasonable best efforts to permit Buyer to be able to provide lenders with the collateral package required by them in connection with any financing, in a form satisfactory to the Financing Sources.

(b)Parent and the Sellers shall have the right to review and comment on Marketing Material prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority); provided, that Parent and the Sellers shall communicate in writing their comments, if any, to Buyer and its counsel within a reasonable period of time under the circumstances and consistent with the time accorded to other participants who were asked to review and comment on such Marketing Material. No Transferred Entity or Transferred Subsidiary shall be required to agree to any contractual obligation relating to the Debt Financing that is not conditioned upon the Closing and that does not terminate without Liability to each Transferred Entity and Transferred Subsidiary and their Affiliates (including Parent and the Sellers) upon the termination of this Agreement.

(c) Buyer shall indemnify and hold harmless Parent, the Sellers and their Subsidiaries (other than, following the Closing, the Business Entities), and each of their respective Representatives from and against any and all Liabilities suffered or incurred in connection with the Debt Financing or any assistance or activities provided in connection therewith; provided, however, that the foregoing shall not apply in Parent’s, the Sellers’ or their respective Subsidiaries’ or other Representatives’ willful misconduct or gross negligence. Buyer shall promptly reimburse Parent, the Sellers or the Business Entities for all documented out-of-pocket third party costs incurred by Parent, the Sellers or the Business Entities in connection with such cooperation.

(d) Buyer acknowledges and agrees that obtaining the Debt Financing is not a condition to Closing.  None of Parent, the Sellers or any Non-Business Subsidiary shall have any obligations under this Section 5.16 following the consummation of the transactions contemplated hereby.

Section 5.17.  Indemnification and Exculpation.

(a)From and after the Closing Date, Buyer shall, and shall cause each Business Entity to, indemnify, defend and hold harmless, to the fullest extent permitted under Law, the Organizational Documents of the applicable Business Entity and indemnification agreements, in each case, in effect as of the date of this Agreement, the individuals who on or prior to the Closing Date were directors or officers of such Business Entity (collectively, the “D&O Indemnitees”), as applicable, with respect to all acts or omissions by them in their capacities as such or taken at the request of such Business Entity at any time prior to the Closing Date.  Buyer agrees that all rights of the D&O Indemnitees to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Closing Date pursuant to any Organizational Documents, indemnification agreements or other arrangements of each Business Entity shall survive the Closing Date and shall continue in full force and effect in accordance with their terms, and otherwise to the fullest extent permitted by Law.  Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by applicable Law.

(b) If any Action is asserted or made with respect to which a D&O Indemnitee may seek or obtain indemnification hereunder, any determination required to be made with respect to whether a D&O Indemnitee’s conduct complies with the standards set forth under Law, any Organizational Documents or any indemnification agreements or arrangements of the Business Entities shall be made by independent legal counsel selected by such D&O Indemnitee and reasonably acceptable to Buyer.

(c) Buyer and each D&O Indemnitee shall reasonably cooperate, and cause their respective Affiliates to cooperate, in the defense of any such Action and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(d) If Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer shall assume all of the obligations thereof set forth in this Section 5.17.

(e) Buyer understands and agrees that, prior to the Closing, the Business Entities intend to obtain a prepaid six-year “tail” insurance policy that provides coverage for events occurring prior to the Closing Date, on terms no less favorable to the insured than the coverage provided under the Business Entities’ current directors’ and officers’ insurance policy, for the Persons who are covered by such policy on the date of this Agreement; provided, however, that the Business Entities’ shall not pay an aggregate premium in excess of 200% of the aggregate amount per annum paid for such coverage in the last full fiscal year prior to the date hereof, which amount Parent has disclosed to Buyer prior to the date hereof, but may purchase such coverage as may be obtained for such 200% amount.  Parent agrees that, prior to the Business Entities purchasing any such policy, the Business Entities shall afford Buyer the opportunity to purchase a substitute policy which (i) has an effective term of six years from the Closing Date, (ii) covers those Persons who are currently covered by the Business Entities’ current directors’ and officers’ insurance policy for actions and omissions occurring on or prior to the Closing Date, and (iii) contains terms and conditions that are no less favorable to the insured than those of the Business Entities’ current directors’ and officers’ insurance policy; provided, however, that in satisfying its obligation under this Section 5.1(e) Buyer shall not be obligated to pay an aggregate premium per annum in excess of 200% of the aggregate amount paid for such coverage in the last full fiscal year prior to the date hereof, but shall be obligated to purchase such coverage as may be obtained for such 200% amount.

(f) The obligations of Buyer under this Section 5.17 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 5.17 applies without the consent of the affected D&O Indemnitee.  The provisions of this Section 5.17 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee and such D&O Indemnitee’s heirs and Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract, at Law or otherwise.

Section 5.18.   Notice of Certain Events.  Prior to the Closing Date, Buyer shall give Parent, and Parent shall give Buyer, prompt written notice if such Party becomes aware of (a) the occurrence, or failure to occur, of any event or the existence of any condition that has caused or would reasonably be likely to cause any of its representations or warranties contained in this Agreement to be inaccurate or breached in any material respect at any time from and after the date of this Agreement, up to and including the Closing Date (except to the extent such representations and warranties are given as of a specific date or period and relate solely to such specific date or period and then as to such earlier date), (b) any notice or other communication received by such party from any Governmental Authority or third party in connection with the transactions contemplated hereby and under the Transaction Documents, (c) any written communication from any Person to such Party alleging that a Third Party Approval of or by such Person (or another Person) is required in connection with the transactions contemplated by this Agreement, (d) any Action commenced or threatened against such Party that arises out of the transactions completed by this Agreement, and (e) any development that would reasonably be expected to result in a failure of a condition set forth in Article VIII.  The delivery of any notice pursuant to this Section 5.18 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.

Section 5.19.  Acquisition Proposals.

(a)From the date hereof through the earlier of the Closing Date and the date of termination of this Agreement pursuant to Article X, as applicable, Parent shall not, and shall cause each Seller and their respective Affiliates not to, and shall use its reasonable best efforts to cause their respective Representatives not to, directly or indirectly (except with respect to Buyer, this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby):

(i)solicit, initiate, encourage or facilitate any inquiries, proposals, offers or other indications of interest by or from any Person with respect to an Acquisition Proposal;

(ii)participate in any discussions, conversations, negotiations or other communications with any Person with respect to an Acquisition Proposal (other than to inform such Person that it is unable to discuss, negotiate or entertain such Acquisition Proposal prior to the termination of this Agreement);

(iii)furnish or confirm any information to any Person in connection with inquiries by such Person regarding an Acquisition Proposal;

(iv)otherwise assist, facilitate or encourage the making of, or cooperate in any way regarding, any inquiry, proposal, offer or other indication of interest by or from any Person with respect to an Acquisition Proposal; or

(v)enter into any term sheet, letter of intent, agreement or other non-binding or binding understanding or arrangement with, or accept or agree to any terms of any offer or proposal by or from, any Person other than Buyer with respect to an Acquisition Proposal.

(b) From the date hereof through the earlier of the Closing Date and the date of termination of this Agreement pursuant to Article X, as applicable, Parent shall, and shall cause each Seller and each of their respective Affiliates to, and shall use its reasonable best efforts to cause their respective Representatives to, cease and terminate immediately any existing discussions or negotiations with respect to or in furtherance of any Acquisition Proposal with any Person other than Buyer; and

(c) For purposes of this Section 5.19, “Acquisition Proposal” means the making or receiving of an offer or proposal regarding any of the following transactions (but excluding, in each case, this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby):

(i)the acquisition, purchase or other transfer by way of (A) share sale, spin-off, split-off or any other transaction, directly or indirectly, of an equity interest or interests of any Business Entity or any Subsidiary or Affiliate of Parent owning, directly or indirectly, assets, liabilities or equity interests constituting all or any material part of, the business of any Business Entity or (B) sale of assets constituting all or any material part of the business of any Business Entity (other than pursuant to a sale of products or services in the ordinary course of business consistent with past practice); or

(ii)a merger, reorganization, share exchange, consolidation or other business combination transaction involving Parent or any Subsidiary or Affiliate of Parent constituting all or any material part of, or owning, directly or indirectly, assets or equity interests constituting all or any material part of, the business of any Business Entity.

(d) In the event that Parent, Sellers, the Business Entities or any Affiliate of any of them receives an Acquisition Proposal, the Person receiving such Acquisition Proposal shall promptly, but in no event later than forty-eight (48) hours thereafter, notify Buyer in writing of such proposal and provide a copy thereof (if in written or electronic form) or, if in oral form, a general summary of the terms and conditions thereof (e.g., the type of consideration and any material conditions) which may exclude the names of the interested parties.

(e)During the period from the date of this Agreement through the Closing, Parent shall not, and shall cause the Sellers and each of their respective Subsidiaries to not, without the prior written consent of Buyer, terminate, amend, modify or waive any provision which prohibits a third party from acquiring assets or securities of the Sellers (including transactions similar to the transactions contemplated by this Agreement) to which it or any of its Subsidiaries is a party, other than the Confidentiality Agreement pursuant to its terms or by written agreement of the parties thereto.  During such period, the Company shall enforce, to the fullest extent permitted under applicable Law, any such provision, including by obtaining injunctions to prevent any material breaches of such agreements and to enforce specifically the material terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

Section 5.20.  Other Covenants.  Prior to the Closing, Parent shall, and shall cause the Business Entities to sell, transfer and convey the Owned Real Property described on Schedule 5.20, including the Improvements thereon and any Liabilities related thereto, to one or more Non-Business Subsidiary (such Real Property, the “Discontinued Locations”).

Section 5.21.  Software Reimbursements.  Parent shall reimburse Buyer for any out-of-pocket costs and expenses that any Business Entity is required to pay in order to obtain the transfer, assignment or acquisition of that number of perpetual user licenses under the Hyperion, Oracle EBS and SAP agreements as is set forth on Schedule 5.21.

Section 5.22. Further Assurances. In furtherance and not in limitation of Sections 5.03, 5.05, 5.06 and 5.15, each of the Parties shall use their commercially reasonable efforts to (a) take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement and (b) cause the satisfaction at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement; provided, that the foregoing shall in no event be interpreted to require any Party to waive any condition precedent to its obligations to close the transactions contemplated hereby.  Subject to the terms and conditions of this Agreement, at any time after the Closing, Parent and Buyer shall promptly execute, acknowledge and deliver any documents reasonably requested by Parent or Buyer, as the case may be, and necessary for Parent or Buyer, as the case may be, to satisfy their respective obligations hereunder.

Article VI
Tax Matters

Section 6.01.  Responsibility for Taxes.  The following provisions shall govern the allocation of responsibility between Parent and Buyer for certain Tax matters following the Closing Date.

(a) From and after the Closing, Parent agrees to indemnify the Buyer Indemnitees against, and agrees to hold each of them harmless from, any and all:

(i)Taxes imposed on any Business Entity with respect to Pre-Closing Tax Periods;

(ii)Taxes imposed on any Person other than a Business Entity with respect to a Pre-Closing Tax Period for which such Business Entity is liable under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), or as a transferee or successor;

(iii)Taxes resulting from or arising out of the Section 338(h)(10) Elections;

(iv)Taxes to the extent arising out of or resulting from any breach by Parent or the Sellers of any covenant contained in Section 2.08 (Allocation of Purchase Price) or this Article VI; and

(v)Transfer Taxes for which Parent is responsible pursuant to Section 6.01(c).

provided , however, that Parent shall have no obligation to indemnify any Buyer Indemnitee for any (x) De Minimis Tax, (y) Taxes (including Taxes treated as Transaction Expenses) taken into account as liabilities in the calculation of Net Working Capital, or (z) Taxes described in Section 6.01(b).

(b) From and after the Closing, Buyer agrees to indemnify the Seller Indemnitees against, and agrees to hold each of them harmless from, any and all:

(i)Taxes imposed on Buyer or any Affiliate of Buyer (including any Business Entity) with respect to Post-Closing Tax Periods;

(ii)Taxes to the extent arising out of or resulting from any breach by Buyer or any of its Affiliates (including the Business Entities after the Closing) of any covenant contained in Section 2.08 (Allocation of Purchase Price), Section 5.05(d) or this Article VI;

(iii)Buyer Taxes (including Taxes imposed on Aleris Deutschland with respect to a Pre-Closing Tax Period to the extent these are imposed in relation to income realized by Aleris Germany and allocated to Aleris Deutschland by operation of the German Tax Group as a consequence of any action by Buyer or Aleris Germany, unless and to the extent Aleris Germany has paid or pays an amount equal to the relevant additional income that is the basis of the additional Tax pursuant to Section 5.05(d));

(iv)Any Taxes imposed on, and any disadvantages from the denial of any losses and loss carry forwards (Verluste und Verlustvorträge) (calculated on a discounted cash basis) suffered by Aleris Deutschland in relation to Pre-Closing Tax Periods as a consequence of a stand-alone taxation due to the German Tax Authorities not accepting the operation of the German Tax Group which is caused by a failure of Buyer or Aleris Germany to comply with their obligations pursuant to Section 5.05(d); and

(v)Transfer Taxes for which German Buyer is responsible pursuant to Section 6.01(c).

(c) Notwithstanding anything to the contrary in this Agreement, Parent and German Buyer shall each be responsible for one-half of any Transfer Taxes.

(d) Notwithstanding anything to the contrary in this Agreement, the indemnification obligations contained in this Section 6.01 shall survive the Closing Date until thirty (30) days after expiration of the applicable statute of limitations.  For the avoidance of doubt, in no event shall Parent be required to indemnify Buyer Indemnitees for any Taxes more than once (even if Buyer Indemnitees are entitled to indemnification for such Taxes pursuant to more than one provision contained in this Agreement).

Section 6.02.  Apportionment of Taxes.

(a)To the extent necessary for purposes of this Agreement, with respect to Taxes of any Business Entity for any Straddle Period, (i) any Tax based on or measured by income, receipts, services or transactions (including Income Taxes and sales, use, withholding, payroll and other employment taxes, but not including real and personal property taxes) shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period of such Straddle Period based on an interim closing of the books as of 12:00 A.M., Eastern Time, on the Closing Date, and (ii) any Tax not described in clause (i) of this Section 6.02 shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period of such Straddle Period by multiplying the total amount of such Tax by a fraction the numerator of which is the number of days in such Straddle Period up to and including the Closing Date (in the case of the Pre-Closing Tax Period), or following the Closing Date (in the case of the Post-Closing Tax Period), and the denominator of which is the total number of days in such Straddle Period.

(b)To the extent permitted or required by Law, all transactions that are properly allocable to the portion of the Closing Date after the Closing (including transactions occurring on the Closing Date after the Closing that are not in the ordinary course of business), shall be treated as having occurred at the beginning of the day immediately following the Closing Date and shall be reported on Income Tax Returns of Buyer or its Affiliates rather than on any Seller Group Tax Return to the extent permitted or required by Section 1.1502-76(b)(1)(ii)(B) of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law).

Section 6.03.  Tax Returns.

(a)Parent shall prepare or cause to be prepared and file or cause to be filed when due all Tax Returns required to be filed for taxable periods of each Business Entity other than Aleris Germany ending on or before the Closing Date, and shall pay or cause to be paid any Taxes due in respect of such Tax Returns.  To the extent such Taxes (including Taxes treated as Transaction Expenses) are taken into account as liabilities in the calculation of Net Working Capital, Parent shall provide Buyer with written notice of such payment, and within ten (10) Business Days of receipt of such written notice of payment, Buyer shall reimburse Parent for such Taxes.  No later than ninety (90) days after the Closing Date, Buyer shall cause each Business Entity to furnish to Parent Tax information relating to such Business Entity, consistent with the past practice and custom of Sellers and such Business Entity.

(b)Buyer shall procure that Aleris Germany (i) shall instruct a German tax adviser selected by Parent to prepare (observing comments and instructions of the Parent) all annual Tax Returns required to be filed for taxable periods of Aleris Germany ending on or before the Closing Date, (ii) shall review and sign off on the draft Tax Returns and (iii) instruct the tax adviser to file such Tax Returns when due.  Parent shall pay or cause to be paid any Taxes due and payable by Aleris Germany in respect of such Tax Returns (except to the extent such Taxes (including Taxes treated as Transaction Expenses) are taken into account as liabilities in the calculation of Net Working Capital).  No later than ninety (90) days after the Closing Date, Buyer shall cause Aleris Germany to furnish to Parent and the tax adviser Tax information relating to it, consistent with the past practice and custom of the Sellers and Aleris Germany.

(c) Except as provided in Section 6.03(a), Section 6.03(b) and Section 6.03(e), Buyer shall prepare or cause to be prepared and file or cause to be filed when due all Tax Returns required to be filed by any Business Entity, and shall pay or cause to be paid any Taxes due in respect of such Tax Returns.

(d) Any Tax Return required to be filed with respect to a Straddle Period of any Business Entity shall be prepared in accordance with the past practice and custom of Sellers and such Business Entity and shall be submitted (with copies of any relevant schedules, work papers and other documentation then available) to Parent for Parent’s written approval not less than thirty (30) days prior to the due date for the filing of such Tax Return, which written approval shall not be unreasonably withheld, conditioned or delayed.  Parent shall have the option of providing to Buyer, at any time at least fifteen (15) days prior to the due date, written instructions as to the manner in which any, or all, of the items for which it may be liable hereunder shall be reflected on such Tax Return.  Buyer shall, in preparing such Tax Return, cause the items for which Parent may be liable hereunder to be reflected in accordance with Parent’s instructions, to the extent permitted by Law.

(e)The Person required by applicable Law to file any Tax Returns or other documentation with respect to any Transfer Taxes shall prepare and file such Tax Returns or other documentation and pay the Taxes due with respect thereto.  Parent and Buyer shall each, and shall each cause their Affiliates to, cooperate in the timely preparation and filing of, and join in the execution of, any such Tax Returns and other documentation.

(f)To the extent a party pays Taxes pursuant to this Section 6.03 for which such party is not responsible under Section 6.01, the paying party shall, in good faith, provide the other party’s representative (Parent or Buyer, as the case may be), with written notice of such payment, and within ten (10) Business Days of receipt of such written notice of payment, the non-paying party’s representative shall reimburse the paying party for the non-paying party’s share of the paid Taxes.

Section 6.04.  Tax Elections.

(a) Parent shall join and cooperate with Buyer in making elections under Section 338(h)(10) of the Code (and under any comparable provisions of state or local Law) with respect to the purchase of those Section 338(h)(10) Companies designated by Buyer (the “Section 338(h)(10) Elections”).  Buyer shall be responsible for the preparation and filing of IRS Forms

8023 and 8883 and any other forms necessary to effectuate any Section 338(h)(10) Elections, in each case in accordance with applicable Law, and shall provide Parent with completed copies of all such forms.  At the request of Buyer, Parent shall execute any such forms.

(b)Buyer shall not and shall cause its Affiliates not to make an election under Section 338(g) of the Code with respect to the purchase or deemed purchase of any Business Entity.

Section 6.05.  Cooperation On Tax Matters.

(a)Subject to Section 6.05(b), Buyer and Parent shall and shall cause their Affiliates to cooperate fully, as and to the extent reasonably requested by any party, in connection with any Tax Claim and the filing of any Tax Returns.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Claim and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer and Parent shall and shall cause their Affiliates to (x) retain all books and records with respect to Tax matters pertinent to any Pre-Closing Tax Period or Straddle Period of any Business Entity until the expiration of the statute of limitations (and, to the extent notified by a Business Entity or Parent, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (y) give the other reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other so requests, Buyer or Parent, as the case may be, shall allow the other to take possession of such books and records.

(b)No provision of this Agreement shall be construed to require Parent or any Seller to provide to any Person, before, on or after the Closing Date, any right to access or to review any Tax Return or Tax work papers of Parent, any Seller, any Seller Group, or any Affiliate of any Seller (including any consolidated, combined, affiliated or unitary Tax Return that includes any Seller or any Affiliate of any Seller, and any pro forma Tax Return used to create any such consolidated, combined, affiliated or unitary Tax Return).

(c)Parent shall, and shall cause Aleris Deutschland to and Buyer shall, and shall cause Aleris Germany to, cooperate in good faith as set out in Section 5.05(d), in order to safeguard the operation of the German Tax Group, and provide without undue delay any relevant information requested by the other party.

Section 6.06.  Tax Claims.

(a)If a claim for Taxes, including notice of a pending audit, shall be made by any Taxing Authority, that, if successful, might result in a claim for indemnity under Section 6.01 or might in the absence of the German Tax Group result in such claim (any such claim for Taxes, a “Tax Claim”), the party which receives such Tax Claim shall notify the other party in writing within fifteen (15) days of receipt of such Tax Claim; provided, that the failure to give such notice shall not affect the indemnification provided hereunder except to the extent that a party has actually been prejudiced by such failure.

(b)Parent shall control any Tax Claim with respect to any Seller Group Tax Return, and Buyer may not participate in or control, any such Tax Claim.  Where the cooperation of

Buyer or a Business Entity is required under applicable administrative law, Buyer shall, and shall cause that the relevant Business Entity to, co-operate and act, to the extent permissible and to the extent such action will not result in an increase of Tax Liability for the Buyer (provided that Parent does not agree to hold harmless Buyer or the relevant Person against such increase of Tax Liability), according to the instructions of Parent.

(c)With respect to any other Tax Claim relating to a taxable period of a Business Entity ending on or prior to the Closing Date, Parent shall have the right to control the conduct of such Tax Claim unless Parent fails to provide Buyer with written notice of its election to control such Tax Claim within ten (10) days of Parent’s receipt of notice of such Tax Claim in accordance with Section 6.06(a); provided, however, that (i) Parent shall keep Buyer reasonably informed as to the status of such Tax Claim and (ii) if the resolution of such Tax Claim would reasonably be expected to result in any additional Tax Liability of Buyer or any of its Affiliates (including the Business Entities) for any Post-Closing Tax Period, then Buyer shall be entitled to participate in any such Tax Claim and Parent shall not settle or otherwise compromise such Tax Claim without Buyer’s written consent, which shall not be unreasonably withheld, conditioned or delayed.  If Parent does not elect to control a Tax Claim pursuant to this Section 6.06(c) within the time period set forth above, then Buyer shall control such Tax Claim; provided, however, that (A) Buyer shall keep Parent reasonably informed as to the status of such Tax Claim and (B) Buyer shall not settle or otherwise compromise such Tax Claim without Parent’s written consent, which shall not be unreasonably withheld, conditioned or delayed.

(d) With respect to any Tax Claim relating to a Straddle Period of a Business Entity, to the extent possible the Tax Items that are the subject of such Tax Claim shall be distinguished and each party shall control the defense and settlement of those Tax Items that relate primarily to Taxes for which such party is responsible under Section 6.01 and Section 6.02.  If any Tax Item cannot be identified as relating primarily to Taxes that are the responsibility of one party or cannot be separated from a Tax Item that relates to Taxes for which the other party is responsible, the party that stands to gain the most (or lose the least) from a successful defense or settlement of those Tax Items that cannot be so attributed or separated (or both) shall control the defense and settlement of the Tax Claim.  The controlling party shall keep the other reasonably informed as to the status of such Tax Claim and if the resolution of such Tax Claim would reasonably be expected to result in a material Tax Liability of the non-controlling party or any of its Affiliates, then the non-controlling party shall be entitled to participate in the Tax Claim and the controlling party shall not settle or otherwise compromise such Tax Claim without the non-controlling party’s written consent, which shall not be unreasonably withheld, conditioned or delayed.

Section 6.07.  Pre-Closing Actions Relating to Taxes.  Any and all existing Tax Sharing Agreements between any Business Entity, on the one hand, and Parent and any of its Affiliates (other than any Business Entity), on the other hand, shall be terminated as of the Closing Date.  After such date none of the Business Entities shall have any rights or obligations under any such terminated Tax Sharing Agreement.

Section 6.08.  Post-Closing Actions Relating to Taxes.

(a) Buyer shall not and shall cause its Affiliates not to amend, refile or otherwise modify any Tax Return relating in whole or in part to any Pre-Closing Tax Period of any Business Entity without Parent’s prior written consent, which consent may be withheld in Parent’s sole discretion.

(b) Buyer shall not and shall cause its Affiliates not to carry back to any Pre-Closing Tax Period any operating losses, net operating losses, capital losses, tax credits or similar items arising in, resulting from, or generated in connection with a Post-Closing Tax Period.

(c) Parent shall be entitled to any Tax refunds (including any interest included therein by the applicable Taxing Authority) of or relating to any Business Entity for any Pre-Closing Tax Period, including any Tax refunds for any Pre-Closing Tax Period that take the form of a credit against the Tax liability of any Business Entity.  In the case of a refund of Taxes relating to a Straddle Period, such refund shall be equitably apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period of such Straddle Period.  If Buyer or any of its Affiliates receives any refund to which (or to a portion of which) Parent is entitled, Buyer shall, within five (5) days of receipt, pay, or cause to be paid, the amount (or portion thereof) of such refund (including any interest included therein by the Taxing Authority) to Parent.

(d) Buyer shall not and shall cause its Affiliates not to take any action with respect to any Business Entity subsequent to the Closing that could cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in IRS Notices 2001-16 and 2008-111.

(e)Buyer shall be entitled to any Tax refunds (including any interest included therein by the applicable Taxing Authority) of or relating to any Business Entity for any Post-Closing Tax Period.  In the case of a refund of Taxes relating to a Straddle Period, such refund shall be equitably apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period of such Straddle Period.  If Parent receives any refund to which (or to a portion of which) Buyer is entitled, Parent shall, within five (5) days of receipt, pay, or cause to be paid, the amount (or portion thereof) of such refund (including any interest included therein by the Taxing Authority) to Buyer.

Article VII
Employee Matters

Section 7.01.   Employees.

(a) Subject in each case to all applicable Laws and the provisions of any Bargaining Agreement, effective no later than immediately prior to the Closing, (i) Parent shall cause all Business Employees to be employed by a Business Entity and (ii) Buyer or a Business Entity as designated by Buyer shall assume all obligations of Parent under each individual retention and severance agreement listed in Schedule 1.01(d) on the Closing.

(b) For the one-year period following the Closing Date or such longer period as may be required by applicable Law or Contract, the Business Entities shall provide the Business Employees with (i) compensation, including base salary, that is at least equal to the compensation, including base salary, that is in effect for Business Employees immediately prior to the Closing and (ii) benefits that are substantially comparable in the aggregate to the compensation and benefits provided to such Business Employees immediately prior to Closing; provided, that for purposes of determining comparability, any retention bonuses and de minimis fringe benefits shall be disregarded, and provided further that comparable compensation and benefits for these purposes shall not include any equity compensation plans, programs or opportunities.

(c) Buyer and its Subsidiaries shall (i) give each Business Employee credit for such Business Employee’s service with Parent and its Subsidiaries under each employee benefit plan and personnel policy of Buyer or its Subsidiaries that covers such Business Employee after the Closing Date (including any vacation, sick leave and severance policies) for purposes of eligibility and vesting, (ii) use commercially reasonable best efforts to allow such Business Employee to participate in each plan of Buyer providing welfare benefits (including medical, dental, vision, life insurance, short-term and long-term disability insurance) without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on such Business Employee by the corresponding Employee Plans which such Business Employees participated in immediately prior to Closing (collectively, the “Applicable Plans”), and (iii) use commercially reasonable best efforts to credit such Business Employee with any expenses that were covered by the Applicable Plans immediately prior to the Closing Date for purposes of determining deductibles, co-pays and other applicable limits under any similar replacement plans, except in each case of clauses (i) through (iii) above, where such crediting would result in duplicate benefits with respect to the same period of service and only to the same extent such service was credited under the Applicable Plan immediately prior to the Closing Date.

(d) Notwithstanding Section 7.01(b), the Business Entities shall (i) following the Closing Date, for the avoidance of doubt, be solely responsible for any retention, bonus, commission and severance-type benefits owed to any Business Employee or former Business Entity employee and (ii) until December 31, 2015 continue to provide or make available to eligible U.S. Business Employees not covered under a Bargaining Agreement, the Severance Arrangements (or the equivalent thereof).  All payments owed to any Business Employee or former Business Entity employee related to a change in control event, severance and bonuses related to the consummation of the transaction contemplated under this Agreement or arising prior to the Closing Date shall be listed on Schedule 7.01(d).

(e) Parent and the Non-Business Subsidiaries shall remain responsible for all, and shall pay and perform when due, all obligations and liabilities under each Employee Plan that is not (i) a Transferred Entity Plan or (ii) an Employee Plan matured by Buyer or its Subsidiary after the Closing Date (an “Excluded Plan”), whether arising prior to, on or after the Closing Date, including any such liabilities arising out of the status of the Business Entities as an ERISA Affiliate of Parent or any of the Non-Business Subsidiaries prior to Closing, except in each case to the extent such obligations or liabilities are expressly assumed by the Business Entities under this Agreement or any transition services agreement.    For the avoidance of doubt, Parent and the Non-Business Subsidiaries shall remain responsible for any and all claims (including incurred but not reported claims) relating to any Parent Plan that is a welfare benefit plan to the extent that such claims are incurred prior to the Closing Date.

(f) This Section 7.01 shall survive the Closing and shall be binding on all successors and assigns of Parent, the Sellers, Buyer and the Business Entities.  Nothing set forth in this Section 7.01 shall confer any rights or remedies upon any employee or former employee of the Business Entities, any Business Employee or upon any other Person other than the parties hereto and their respective successors and assigns or shall constitute an amendment to any Transferred Entity Plan or any other plan or arrangement covering the Business Employees.  Nothing in this Section 7.01 shall obligate Buyer or the Business Entities to continue the employment of any Business Employee for any specific period.

Article VIII
Conditions to Closing

Section 8.01.  Mutual Conditions.  The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by the Parties to the extent permitted by applicable Law:

(a)No Law enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction shall be in effect at the Closing preventing the consummation of the transactions contemplated by this Agreement (each, a “Closing Legal Impediment”).

(b) Any applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated and all required filings shall have been made, applicable waiting periods (and extensions thereof) expired or been terminated, and required approvals obtained pursuant to or in connection with the Competition Laws listed in Schedule 8.01(b).

Section 8.02.  Conditions to the Obligation of Buyer.  The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Buyer to the extent permitted by applicable Law:

(a) No Effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) All representations and warranties made by Parent and the Sellers contained in Article III (other than the Fundamental Representations and the representations and warranties set forth in Section 3.07(a)), without giving effect to materiality, Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  All Fundamental Representations and the representations and warranties set forth in Section 3.07(a) made by Parent and the Sellers in this Agreement shall be true and correct in all respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date).

(c) Parent and the Sellers shall have duly performed or complied with, in all material respects, all of the covenants and agreements required to be performed or complied with by Parent and the Sellers at or prior to Closing under the terms of this Agreement.

(d) Parent shall have delivered to Buyer a certificate dated as of the Closing Date signed by an officer of Parent to the effect that each of the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied.

(e)Parent shall have delivered, or caused to be delivered, to Buyer the items and documents set forth in Section 2.04(a).

(f) The Discontinued Locations shall have been transferred to one of more Non-Business Subsidiaries.

(g) The Escrow Agreement shall have been executed and delivered by Parent and the Escrow Agent.

Section 8.03.  Conditions to the Obligations of Parent and the Sellers.  The obligations of Parent and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent to the extent permitted by applicable Law:

(a) All representations and warranties made by Buyer contained in Article IV shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be true and correct only as of such specified date).

(b) Buyer shall have duly performed or complied with, in all material respects, all of the covenants and agreements required to be performed or complied with by Buyer at or prior to the Closing under the terms of this Agreement.

(c)Buyer shall have delivered to Parent and the Sellers a certificate dated as of the Closing Date signed by an officer of Buyer to the effect that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied.

(d)Buyer shall have delivered to the Sellers (i) the Preliminary Cash Purchase Price, (ii) subject to Section 2.07 and Section 9.08, the Transaction Preferred Stock and (iii) the other items and documents set forth in Section 2.04(b).

(e) The Escrow Agreement shall have been executed and delivered by Buyer and the Escrow Agent.

Section 8.04.  Frustration of Closing Conditions. None of Parent, the Sellers or Buyer may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement and abandoning the transactions contemplated by this Agreement, on the failure of any condition set forth in this Article VIII to be satisfied if such failure has been primarily caused by, or is primarily the result of, such Party’s failure to comply with its obligations under this Agreement.

Article IX
Indemnification

Section 9.01.  Survival.  The representations and warranties of the Parties contained in this Agreement and all covenants and agreements of the Parties that are to be performed prior to the Closing shall survive the Closing for a period of eighteen (18) months after the Closing Date; provided, that (i) the Fundamental Representations and the representations and warranties contained in Sections 4.01 (Organization and Qualification), 4.02 (Authorization), 4.07 (Solvency), 4.08 (Brokers) and 4.09 (Purchase for Investment) shall survive the Closing indefinitely, (ii) the representations and warranties contained in Sections  3.13(c) (Title IV of ERISA) and 3.14 (Taxes) shall survive the Closing until sixty (60) days following the expiration of the applicable statute of limitations taking into account an extensions or waivers thereof and shall terminate and expire, and shall cease to be of any force or effect, as of such date and (iii) the representations and warranties contained in Section 3.11 (Environmental Matters) shall survive for a period of forty-eight (48) months after the Closing Date and shall terminate and expire, and shall cease to be of any force or effect, as of such date.  All of the covenants contained in this Agreement that by their nature are required to be performed after the Closing shall survive the Closing until fully performed or fulfilled, unless and only to the extent that non-compliance with such covenants or agreements is waived in writing by the Party entitled to such performance.  Notwithstanding the preceding two sentences, in the event that a valid claim for indemnification has been asserted in good faith in accordance with Section 9.03 and such claim remains unresolved as of the expiration of the applicable survival period as set forth in this Section 9.01, then the covenant, agreement, representation or warranty (as applicable) that is the subject of such claim shall survive solely with respect to such claim until it is finally resolved.  Notwithstanding the foregoing, in no event shall Parent have any indemnification obligations for any Damages incurred by Buyer for any of the Reserved Environmental Matters (as defined below in Section 9.02(a)(i)(B)) after eighty-four (84) months after the Closing Date (such period, the “Reserved Environmental Matters Period”), regardless of whether a claim for indemnification with respect to any such Reserved Environmental Matter remains unresolved; provided that if, on the date that is eighty-four (84) months after the Closing Date, Buyer has incurred Damages for the Reserved Environmental Matters in an aggregate amount equal to or greater than $19,107,200, then the Reserved Environmental Matters Period shall be extended for an additional twenty-four (24) months.  The Parties acknowledge and agree that with respect to any claim that any Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 9.01 shall govern when any such claim may be brought and shall replace and supersede any statute of limitations that may otherwise be applicable.

Section 9.02.  Indemnification.  Except with respect to indemnification for Taxes, which is governed exclusively by Article VI:

(a)Subject to the provisions of this Article IX, including the limitations set forth in Section 9.04, effective at and after the Closing, Parent agrees to indemnify Buyer and its Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives and the Transferred Entities (collectively, the “Buyer Indemnitees”) against and agrees to hold each of them harmless from, against and in respect of any and all Damages imposed on, sustained, incurred or suffered by any Buyer Indemnitee to the extent arising out of or relating to:

(i)any breach of any representation or warranty of Parent or the Sellers in Article III of this Agreement; provided, however, for purposes of this Article IX and for purposes of determining whether a Buyer Indemnitee is entitled to indemnification pursuant to this Section 9.02(a)(i), (A) any inaccuracy in or breach of any representation or warranty made by Parent or the Sellers contained in this Agreement or in any certificate delivered pursuant hereto (other than the representations and warranties set forth in Sections 3.06, 3.07 and 3.10) shall be determined without regard to any materiality qualifications set forth in such representation or warranty or in any certificate delivered pursuant hereto, and all references to the terms “material”, “materially”, “materiality” “Material Adverse Effect” or any similar terms shall be ignored for purposes of determining whether such representation or warranty was true and correct when made and (B) any inaccuracy in or breach of any representation or warranty made by Parent or the Sellers in Section 3.11 (Environmental Matters) of this Agreement with respect to the matters set forth in Schedule 9.02(a)(i)(B) (the “Reserved Environmental Matters”) shall be determined without regard to any disclosure in Schedule 3.11 for purposes of determining whether such representation or warranty was true and correct when made;

(ii)any breach of any covenant or agreement made or to be performed by Parent or the Sellers pursuant to this Agreement;

(iii)without duplication, any Liability arising in connection with or relating to any Retained Business;

(iv)the Discontinued Locations, including relating to any business activities carried out thereon at any time, any claims related to Environmental Laws applicable to the ownership or operation of such Discontinued Locations or any claims related to employees, independent contractors or others who performed services at such Discontinued Locations;

(v)the litigation set forth on Schedule 9.02(a)(v);

(vi)any Transaction Expenses not taken into account in calculating the Preliminary Cash Purchase Price pursuant to Section 2.04(d);

(vii)any Liability arising from all properties owned or leased by the Parent and the Sellers but not transferred under this Agreement; or

(viii)with respect to the Goodyear, Arizona facility, (1) in the event within four years of the Closing (a) the facility is ordered to be closed by a Governmental Authority or (b) a Governmental Authority imposes conditions on the facility that Buyer determines in good faith from the perspective of a reasonable person acting without regard to indemnification cannot be reasonably achieved as a result of the cost of (x) water treatment in order to conduct wet milling or (y) landfill options to replace wet milling, in each case, as required by applicable Environmental Law, and, therefore, Buyer decides to close the facility, Buyer shall have an indemnification claim under this Agreement as follows: (i) $8,800,000, if the facility is closed within two years following the Closing; or (ii) $6,000,000, if the facility is closed after two years (but prior to four years) following the Closing; or, in the alternative, (2) in the event that the facility remains open, and a Governmental Authority requires Buyer within four years of the Closing to incur Damages in order to implement (x) water treatment in order to conduct wet milling or (y) landfill options to replace wet milling, in each case, as required by applicable Environmental Law, Buyer and Parent shall reasonably cooperate and Parent shall indemnify Buyer for 50% of such Damages incurred by Buyer, with Parent’s share of such Damages not to exceed a total of $6,000,000.   For the avoidance of doubt, item 4 on Schedule 9.02(a)(i)(B) is not subject to indemnification under this Section 9.02(a)(viii).

(b) Subject to the provisions of this Article IX, including the limitations set forth in Section 9.04, effective at and after the Closing, Buyer agrees to indemnify Parent, the Sellers and their respective Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”) against and agrees to hold each of them harmless from, against and in respect of any and all Damages imposed on, sustained, incurred or suffered by any Seller Indemnitee to the extent arising out of or relating to:

(i)any breach of any representation or warranty of Holdings or Buyer in this Agreement;

(ii)any breach of covenant or agreement made or to be performed by Holdings or Buyer pursuant to this Agreement; or

(iii)any Liability arising in connection with or relating to the Business or any Business Entity to the extent solely arising out of the ownership or operation of the Business by Buyer after the Closing and to the extent the Buyer Indemnitees are not entitled to indemnification for Damages arising out of or relating to such Liability pursuant to this Article IX.

Section 9.03.   Procedures.  Except with respect to Tax Claims, which are governed exclusively by Article VI, claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a)Any Buyer Indemnitee or Seller Indemnitee seeking indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 9.02 shall (i) promptly notify the other Party (the “Indemnifying Party”) of the Third Party Claim (and in any event within thirty (30) Business Days of the date on which the Indemnified Party knows or reasonably should have known of the Third Party Claim); provided, that the failure to so promptly notify the Indemnifying Party shall not limit the indemnification obligations under this Agreement (so long as such notification is given prior to the expiration of the applicable survival period set forth in Section 9.1) except to the extent that the Indemnifying Party is actually and materially prejudiced by such delay, and (ii) as promptly as practicable transmit to the Indemnifying Party a written notice (a “Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), the basis of the Indemnified Party’s request for indemnification under this Agreement and, to the extent practicable, a reasonable estimate of any Damages suffered with respect thereto.

(b)The Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim.  The Indemnifying Party will promptly notify the Indemnified Party (and in any event within thirty (30) Business Days after having received any Claim Notice) with respect to whether or not it is exercising its right to defend the Indemnified Party against such Third Party Claim.  Prior to the time the Indemnified Party is notified by the Indemnifying Party as to whether the Indemnifying Party will assume the defense of such Third Party Claim, the Indemnified Party shall take all actions reasonably necessary to timely preserve the collective rights of the parties with respect to such Third Party Claim, including responding timely to legal process.  If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim (such election to be without prejudice to the right of the Indemnifying Party to dispute whether such claim is an indemnifiable Damage under this Article IX), then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party, in all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.03(b).  The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof for which the Indemnifying Party accepts responsibility; provided, however, that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided further that if the Indemnified Party does not consent to any such compromise or settlement, the Indemnifying Party’s indemnification obligation to the Indemnified Party with respect to such Third Party Claim shall in no event exceed the amount of the settlement offer to which the Indemnified Party withheld its consent.  Notwithstanding the foregoing, such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the Third Party Claim to all Indemnified Parties affected by the Third Party Claim, (ii) the settlement agreement does not contain any sanction or restriction upon the conduct or operation of any business conducted by the Indemnified Party or its Affiliates, (iii) the Indemnifying Party is funding the settlement, and (iv) the settlement agreement does not contain any statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.  The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.03(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation; provided, however, that any Indemnified Party shall be entitled to participate in any such defense with counsel of its own choice at the expense of the Indemnifying Party (such costs and expenses to be paid as and when incurred) if representation of both parties by the same counsel is reasonably likely to create a conflict of interest under applicable standards of professional conduct for attorneys.  If the Indemnifying Party fails to take reasonable steps necessary to defend diligently the action or proceeding after notifying the Indemnified Party of its assumption of the defense and investigation of such Third Party Claim, the Indemnified Party may assume such defense, and the fees and expenses of its attorneys will be covered by the indemnity provided for in this Article IX as such costs and expenses are incurred.

(c)If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.03(b) within thirty (30) Business Days after receipt of any Claim Notice, then the Indemnified Party shall defend itself against the applicable Third Party Claim, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party and reasonably acceptable to the Indemnifying Party, in all appropriate proceedings and in good faith, which proceedings shall be prosecuted diligently by the Indemnified Party.  In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).  The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.03(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation; provided, however, if at any time the Indemnifying Party acknowledges in writing that such Third Party Claim is an indemnifiable Damage under this Article IX, the Indemnifying Party shall be entitled to assume the defense of such Third Party Claim in accordance with Section 9.03(b).

(d) If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party (but only if the Indemnified Party is actually entitled to indemnification hereunder), to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest.  In addition, the Indemnified Party will make its personnel reasonably available at no cost to the Indemnifying Party for conferences, discovery, proceedings, hearings, trials or appeals as may be reasonably requested by the Indemnifying Party.

(e) A claim for indemnification for any matter not involving a Third Party Claim shall be asserted by notice to the Party from whom indemnification is sought as promptly as practicable (and in any event within thirty (30) Business Days of the date on which the Indemnified Party knows or reasonably should have known of the claim for indemnification; provided that the failure to give prompt notice shall not, however, relieve the Indemnifying Party of its indemnification obligations (so long as such notification is given prior to the expiration of the applicable survival period set forth in Section 9.1) unless the Indemnifying Party is actually and materially prejudiced by such delay), which notice shall describe in reasonable detail the nature of the claim, the basis of the Indemnified Party’s request for indemnification under this Agreement and, to the extent practicable, a reasonable estimate of any Damages suffered with respect thereto.

(f) The party that has assumed the control or defense of any claim for indemnification (regardless whether such claim for indemnification involves a Third Party Claim) shall (i) provide the other party with the right to participate in any meetings or negotiations with any Governmental Authorities or other third parties and reasonable advance notice of any such meetings or negotiations, (ii) provide the other party with the right to review in advance and provide comments on any draft or final documents proposed to be submitted to Governmental Authorities or other third parties, (iii) and keep the other party reasonably informed, and provide reasonable access to documents, records and information, with respect to matters relating to the claim for indemnification, including, at the reasonable request of the other party, providing copies of all documents provided to, or received from, any Governmental Authority or any other third party in connection with such matters. The Indemnifying Party and Indemnified Party covenant and agree to maintain the confidence of all drafts and comments provided by the other party.

Section 9.04.  Limitations on Liability.  Notwithstanding anything to the contrary herein (excluding Article VI, to which this Section 9.04 shall not apply):

(a) Parent shall not be liable for any breach of any representation, warranty, covenant or agreement of Parent or the Sellers set forth in this Agreement attributable to a single course of conduct or related set of facts, events or circumstances unless the amount of Damages actually incurred by the Buyer Indemnitees for such breach exceeds $60,000 (“De Minimis Amount”); provided, however, that the De Minimis Amount shall not apply to indemnification for Damages arising out of or resulting from any breach of any Fundamental Representation or the representations and warranties set forth in Sections 3.13(c) (Title IV of ERISA) and 3.14 (Taxes);

(b) Parent shall not be liable for (i) any breach of any representation or warranty of Parent or the Sellers set forth in this Agreement or (ii) any breach of Section 5.01, in either case, unless the aggregate amount of Damages actually incurred by the Buyer Indemnitees for such breach and all other breaches otherwise subject to indemnification hereunder exceeds $3,000,000 (the “Deductible”), and then only to the extent such aggregate Damages exceed such amount; provided, however, that the Deductible shall not apply to indemnification for Damages arising out of or resulting from any breach of any Fundamental Representation, the representations and warranties set forth in Sections 3.13(c) (Title IV of ERISA) and 3.14 (Taxes) (and, for the avoidance of doubt, Damages indemnifiable on account of any breach of any Fundamental Representation shall not be counted towards the calculation of the Deductible) or the representations and warranties set forth in Section 3.11 (Environmental Matters) with respect to the Reserved Environmental Matters, or Damages indemnifiable pursuant to Section 9.02(a)(viii);

(c) Parent shall not be liable for any breach of any representation or warranty of Parent or the Sellers of Section 3.11 with respect to the Reserved Environmental Matters, unless the aggregate amount of Damages actually incurred by the Buyer Indemnitees for such breach and all other breaches with respect to Reserved Environmental Matters that are otherwise subject to indemnification hereunder exceeds $23,884,000, and then only to the extent such aggregate Damages exceed such amount;

(d) in no event shall Parent’s aggregate Liability arising out of or relating to Section 9.02(a)(i), Section 9.02(a)(ii) (on account of any breach of Section 5.01) and Section 9.02(a)(viii) exceed $67,000,000 (the “Cap”); provided, however, that the Cap shall not apply to indemnification for Damages arising out of or resulting from any breach of any Fundamental Representation or the representations and warranties set forth in Sections 3.13(c) (Title IV of ERISA) and 3.14 (Taxes);

(e) notwithstanding anything to the contrary in this Agreement, in no event shall Parent’s aggregate Liability arising out of or relating to Section 9.02 (a)(i), (ii) (but, in the case of 9.02(a)(ii), with respect to covenants to be performed prior to the Closing) and Section 6.01(a) exceed the Purchase Price;

(f) Buyer Indemnitees shall not have a right to indemnification under any provision of this Agreement for Damages to the extent that such Damages arise out of actions taken (or omitted to be taken) by Buyer, the Business Entities or any Buyer Indemnitee after the Closing Date;

(g) no Buyer Indemnitee shall be entitled to indemnification under this Article IX to the extent a Liability or reserve relating to the matter giving rise to such Damages has been included in the calculation of Final Net Working Capital or to the extent such Buyer Indemnitee has otherwise been compensated with respect thereto pursuant to the post-Closing adjustment contemplated by Section 2.06.

(h) For the avoidance of doubt, any indemnification provided hereunder by Parent shall be so applied as to avoid any double counting and no Buyer Indemnitee shall be entitled to obtain indemnification more than once for the same matter or Damages.  In addition, no exceptions to Parent’s obligations to provide indemnification hereunder shall be applied to create any double counting of such exceptions;

(i) each Indemnified Party shall have a duty to use commercially reasonable efforts to mitigate any Damages arising out of or relating to this Agreement or the transactions contemplated hereby, including incurring the minimum costs necessary to remedy any breach that gives rise to such Damages;

(j) the amount of any Damages for which an Indemnified Party claims indemnification under this Agreement shall be reduced by the amount of (i) any insurance proceeds actually received from third party insurers with respect to such Damages; and (ii) any indemnification, contribution, offset or reimbursement payments actually received from third parties with respect to such Damages.  If an Indemnified Party (A) actually receives insurance proceeds from third party insurers with respect to such Damages, or (B) actually receives indemnification, contribution, offset or reimbursement payments from third parties with respect to such Damages, in each case, at any time subsequent to any indemnification payment pursuant to this Article IX, then such Indemnified Party shall promptly reimburse the applicable Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification up to such amount actually received by such Indemnified Party;

(k) notwithstanding anything provided under applicable Law, no Party shall have any Liability (including, without limitation, under Article III or this Article IX) for, and Damages shall not include, any punitive, incidental, consequential, special or indirect Damages (including, without limitation, lost profits or any damages that are based on a multiple of earnings), in each case, except to the extent any such Damages are awarded and paid with respect to a Third Party Claim as to which a Party is entitled to indemnification under this Agreement (it being understood and agreed that Damages based on a multiple of earnings theory shall not be expressly excluded with respect to Damages resulting from a breach of the representations and warranties set forth in Section 3.06 (Financial Statements));

(l) in no event shall Parent have any indemnification obligations under this Article IX to the extent Damages result from any voluntary sampling, investigation or testing of any soil, sediment, groundwater, surface water or building material, except to the extent such voluntary sampling, investigation or testing is (i) required by Environmental Law or ordered by any Governmental Authority (which requirement or order has not been solicited or instigated by any Buyer Indemnitee) or (ii) a reasonably necessary response to an emergency or to an imminent threat to public health or safety;

(m) for the avoidance of doubt, in no event shall Parent have any indemnification obligations under this Article IX for any costs of operation, closure or post-closure of the active landfills located in Wabash, Indiana and Morgantown, Kentucky, except to the extent any such costs result from a violation of Environmental Law existing on or before the Closing Date; and

(n)THE RIGHTS OF INDEMNIFICATION SET FORTH IN THIS ARTICLE IX SHALL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON (INCLUDING ANY INDEMNIFYING PARTY) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE INDEMNIFIED PARTY OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED ON THE INDEMNIFIED PARTY.

Section 9.05.  Assignment of Claims.  If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 9.02 and the Indemnified Party could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall, to the extent permitted by Law and any pertinent Contract, assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 9.06.  Exclusivity.

(a)After the Closing, the sole and exclusive remedy for any and all claims, Damages or other matters arising under, out of, or related to this Agreement or the transactions contemplated hereby, shall be the rights of indemnification set forth in Section 6.01 and this Article IX only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort, strict liability, equitable remedy or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by Law.  This Section 9.06(a) will not operate to interfere with or impede the operation of the covenants contained in this Agreement that by their nature are required to be performed after the Closing, with respect to a Party’s right to seek equitable remedies (including specific performance or injunctive relief).  Notwithstanding the foregoing, the provisions of this

Section 9.06(a) will not prevent or limit a cause of action and/or claim of Damages (a) for, arising from, or relating to fraud or criminal conduct, (b) to enforce any decision or determination of the Independent Firm, or (c) under Section 11.09 to obtain an injunction or injunctions to prevent breaches of any covenants set forth in this Agreement and to enforce specifically the terms and provisions hereof.  The provisions of this Section 9.06(a), together with the covenants contained in this Agreement that by their nature are required to be performed after the Closing, were specifically bargained-for between the Sellers and Parent, on the one hand, and Buyer, on the other hand, and were taken into account by the Parties in arriving at the Purchase Price.  Each Party, respectively, specifically relied upon the provisions of this Section 9.06(a) in agreeing to the Purchase Price and in agreeing to provide the specific representations and warranties set forth in Article III (in the case of Parent and the Sellers) and Article IV (in the case of Buyer).

(b) Notwithstanding the foregoing or anything to the contrary in this Agreement, Buyer and its successors and assigns understand and agree that the indemnification obligations of Parent under this Article IX shall constitute the sole and exclusive remedy of Buyer with respect to any matters or claims arising under Environmental Laws, and Buyer and its successors and assigns hereby waive, and unconditionally release Parent and the Sellers from, any rights and remedies that Buyer and its successors and assigns may otherwise have against Parent or the Sellers under any Environmental Law, including any claims for contribution under CERCLA or common law.

Section 9.07.  Tax Treatment of Indemnity Payment.  The Parties agree that any payments made pursuant to Section 6.01 or this Article IX shall be treated for all Tax purposes as an adjustment to the Purchase Price unless otherwise required by applicable Law.

Section 9.08.  Claims Against Preferred Stock.

(a) If Parent shall become obligated to indemnify any Buyer Indemnitee with respect to any Damages pursuant to Section 9.02(a) or Section 6.01, the Buyer Indemnitee shall recover for such Damages:

(i)First, through a decrease in the number of shares of Preferred Stock issued to Parent, to be effected as follows:

1)	First, any accrued but unpaid dividends on such Preferred Stock (if any) shall be reduced by the total amount of such Damages; and
2)

Second, Parent shall forfeit such number of shares of such Preferred Stock having an aggregate remaining liquidation preference equal to the total amount of such Damages, after taking into account clause (1) above.

(ii)Thereafter, once the number of shares of Preferred Stock issued to Parent has been reduced to zero pursuant to Section 9.08(a)(i), directly from Parent in an amount equal to the total amount of such Damages.

Pursuant to the foregoing, Holdings, and its officers, directors and agents, shall be entitled to effect any such reduction of Preferred Stock issued to Parent on Holdings’ books and records only upon (i) Parent’s prior written consent or (ii) a final, non-appealable order of a court of competent jurisdiction.

(b) Subject to the terms of this Section 9.08, on the date which is the eighteen (18) month anniversary of the Closing Date (the “Escrow Release Date”), Buyer and Parent shall promptly issue joint written instructions to the Escrow Agent authorizing the Escrow Agent to disburse to Parent the remaining amount of the Escrow Funds; provided that in the event that Parent has received, on or before the Escrow Release Date, an Unresolved Claim Notice, then the portion of the Escrow Funds subject to such Unresolved Claim Notice (the “Unresolved Claim Amount”) shall continue to be held by the Escrow Agent (and deducted from amounts to be disbursed on the Escrow Release Date) until the portion of the Unresolved Claim Amount (if any) payable by Parent to the Buyer Indemnitee with respect to such Unresolved Claim Notice has been resolved.

(c) As soon as all claims set forth in an Unresolved Claim Notice have been resolved, Buyer and Parent shall promptly issue joint written instructions to the Escrow Agent authorizing the Escrow Agent to disburse (i) to the applicable Buyer Indemnitee, the portion of the Unresolved Claim Amount that is required to be disbursed to such Buyer Indemnitee pursuant to this Article IX in connection with such Unresolved Claim Notice, and (ii) to Parent, the portion of the Unresolved Claim Amount with respect to such Unresolved Claim Notice that is not required to be disbursed to such Buyer Indemnitee pursuant to clause (i) of this Section 9.08(c).

Article X
Termination

Section 10.01.  Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written agreement of Parent and Buyer;

(b)by Parent or Buyer if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction or taken any other Action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, that this right of termination shall not be available to any Party whose breach or failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, such order, decree, ruling, injunction or other Action;

(c)by Parent or Buyer if any of the conditions set forth in Sections 8.01, 8.02 and 8.03 of this Agreement, as applicable, have not been satisfied by the other Party or waived by such first Party on or prior to April 30, 2015 (the “Initial Outside Date” and, as the same may be extended in accordance with this Section 10.01(c), the “Outside Date”); provided, that, if on the Initial Outside Date all of the conditions set forth in Sections 8.01, 8.02 and 8.03 have been satisfied or waived, other than the conditions (i) that by their nature are to be satisfied by actions to be taken at Closing and (ii) set forth in Section 8.01(a) (but solely with respect to Closing Legal Impediments arising with respect to Competition Laws) or Section 8.01(b), then Buyer or

Parent may elect to extend the Initial Outside Date to May 31, 2015 by providing written notice thereof to Parent or Buyer, as applicable, on or prior to the Initial Outside Date; provided, further, that this right of termination shall not be available to any Party whose breach or failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, the failure of any such conditions to be satisfied before such date;

(d)by Buyer upon written notice to Parent, in the event of a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or any Seller, such that the conditions specified in Section 8.02 would not be satisfied at the Closing, and which, (i) with respect to any such breach or failure to perform that is capable of being cured, is not cured by Parent or the applicable Seller within thirty (30) days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the applicable Outside Date; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 10.01(d) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(e) by Parent upon written notice to Buyer, in the event of a breach of or failure to perform any representation, warranty, covenant or agreement contained in this Agreement on the part of Buyer, such that the conditions specified in Section 8.03 would not be satisfied at the Closing, and which, (i) with respect to any such breach or failure to perform that is capable of being cured, is not cured by Buyer within thirty (30) days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the applicable Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.01(e) if Parent or any Seller is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(f)by Parent, if (i) all of the conditions set forth in Sections 8.01 and 8.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing and those conditions that have not been satisfied as a result of Buyer’s breach of this Agreement, the Debt Commitment Letters or the Debt Financing Documents) have been satisfied or waived, (ii) Parent has irrevocably confirmed in writing to Buyer that (A) all of the conditions set forth in Section 8.03 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or have been waived by Parent and (B) Parent and the Sellers are prepared to consummate the Closing, and (iii) Buyer fails to consummate the Closing within five (5) Business Days of the date the Closing should have occurred pursuant to Section 2.03 (after giving effect to any delays of the Closing Date relating to the Marketing Period); provided, that, for the avoidance of doubt, during such five (5) Business Day period following the date on which the Closing should have occurred pursuant to Section 2.03, no Party shall be entitled to terminate this Agreement pursuant to Section 10.01(c).

Section 10.02.  Effect of Termination; Termination Fee.

(a) In the event of termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party hereto; provided, however, that the last sentence of Section 5.03(b) and the provisions of Section 5.14, Section 5.16(c), this Section 10.02 and Article XI hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

(b) In the event that this Agreement is terminated (i) by Parent pursuant to Section 10.01(e) or Section 10.01(f) or (ii) by Parent or Buyer pursuant to Section 10.01(c) at a time when this Agreement was terminable by Parent pursuant to Section 10.01(e) (determined without regard to any applicable cure period otherwise available thereunder) or Section 10.01(f), then, in either case, Holdings shall, or shall cause Buyer to, promptly, but in no event later than five (5) Business Days after the date of such termination, pay or cause to be paid to Parent or its designees an amount equal to $26,250,000.00 (the “Termination Fee”) by wire transfer of immediately available funds.  If Holdings or Buyer fails to pay the Termination Fee when due, and, in order to obtain such payment, Parent commences an Action that results in a judgment against Holdings or Buyer for the Termination Fee, Holdings shall, or shall cause Buyer to, pay to Parent, together with the Termination Fee, (A) interest on the Termination Fee from the date of termination of this Agreement at a rate per annum equal to the Prime Rate and (B) Parent’s costs and expenses (including reasonable attorneys’ fees) in connection with such Action. Without limiting Parent’s right to obtain an award of specific performance permitted by Section 11.09, solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee or expanding the circumstances in which the Termination Fee is to be paid, it is agreed that the Termination Fee is a liquidated damage, and not a penalty. For the avoidance of doubt, in no event shall Holdings or Buyer be required to pay the Termination Fee on more than one occasion.  Notwithstanding anything to the contrary, in the event that the Closing does not occur solely as a result of Parent’s breach of the Parent Backstop and this Agreement is terminated in such a way as would give rise to payment of a Termination Fee, no such Termination Fee shall be due or owing.

(c) In the event that this Agreement is terminated pursuant to Section 10.01(e) or Section 10.01(f), or pursuant to Section 10.01(c) at a time when this Agreement was terminable by Parent pursuant to Section 10.01(e) or Section 10.01(f), Parent’s receipt of the Termination Fee from Holdings or Buyer pursuant to Section 10.02(b) and the payment of any other amounts due pursuant to the last sentence of Section 5.03(b), Section 5.16(c) and Section 10.02(b) shall be the sole and exclusive remedy of Parent and the Sellers against Holdings and Buyer and the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of each of Holdings and Buyer, and any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (the Persons described in this Section 10.02(c)(i), collectively, the “Buyer Group”) for any Damages suffered as a result of any breach of any representation, warranty, covenant or agreement set forth herein, or the failure of the transactions contemplated by this Agreement to be consummated.

(d) Any claim or cause of action based upon, arising out of, or related to this Agreement, the Parent Backstop or any other Transaction Document may only be brought against Persons that are expressly named as parties hereto or thereto.  No former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, members, managers, agents, Affiliates, general or limited partners or assignees of the Parent, the Sellers, the Business Entities, Buyer, Holdings, the Financing Sources or any former, current or future direct or indirect equity holder, controlling Person, stockholder, director, officer, employee, member, manager, general or limited partner, Affiliate, agent or assignee of any of the foregoing shall have any Liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Parent, the Sellers, Holdings or Buyer under this Agreement or of or for any Action based on, in respect of, or by reason of, the transactions contemplated hereby (including the Debt Financing) (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of any Party or other Person or otherwise.  Without limiting Section 10.02(e) below in any respect, Parent and the Sellers hereby agree that they shall have no rights or claims (whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of any Party or other Person or otherwise) against the Financing Sources in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby; provided, however, that nothing in this Section 10.02(d) shall in any way limit or qualify the rights of Parent and the Sellers against Buyer pursuant to the express provisions of this Agreement (including their right to seek specific performance of Buyer’s obligations to cause the Financing Sources to fund the full amount of the Debt Financing at or prior to the Closing, or otherwise to enforce Buyer’s rights under the Debt Commitment Letters, in the circumstances and on the terms and conditions set forth in Section 5.15).

(e) Notwithstanding anything to the contrary contained herein, no Seller Related Party (which shall not be deemed to include Holdings or Buyer) shall have any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any Seller Related Party (which shall not be deemed to include Holdings or Buyer) in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the transactions contemplated hereby, the foregoing will not limit the rights of the parties to the Debt Financing under any commitment letter related thereto.  No Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortuous nature.

(f) The Parties acknowledge that the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.

Article XI
Miscellaneous

Section 11.01.  Notices.

All notices, requests, claims, demands and other communications required or permitted hereunder shall be in writing and shall be deemed sent, given and delivered

(a) immediately if given by personal delivery, (b) one (1) day after deposit with an overnight delivery service, (c) three (3) days after deposit in the mail via registered or certified mail (return receipt requested) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice) and (d) upon confirmation of receipt if given by electronic mail, facsimile or other customary means of electronic communication as provided below:

if to Buyer, to:

Signature Group Holdings, Inc.
15301 Ventura Boulevard, Suite 400
Sherman Oaks, CA 91403
Attention:  W. Christopher Manderson, Esq.
Facsimile No.:  (805) 823-1737

with a copy (which shall not constitute notice) to:

Crowell & Moring LLP
275 Battery Street, 23rd Floor
San Francisco, CA 94111
Attention:  Murray A. Indick
Facsimile No.:  (415) 986-2827

if to Parent or the Sellers, to:

Aleris International, Inc.
25825 Science Park Drive, Suite 400

Beachwood, Ohio 44122-7392
Attention:  Christopher R. Clegg, Esq.
Facsimile No.:  (216) 910-3650

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention:  Christopher Ewan
Facsimile No.:  (212) 859-4000

or to such other address or facsimile number as any Party shall notify the other Parties (as provided above) from time to time.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 11.02.  Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Parent and Buyer, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b) No waiver, express or implied, by any Party to or of any breach or default by any Party in the performance by such Party of its obligations hereunder shall be deemed or construed to be a waiver to or of any other breach or default in the performance by such Party of the same or any other obligations of such Party hereunder. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Except as otherwise provided in Section 9.06 or Section 10.02, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

(c) Notwithstanding anything to the contrary contained herein, Sections 10.02, 11.04(c), 11.04(d) and 11.05 and this Section 11.02(c) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 10.02, 11.04(c), 11.04(d) and 11.05 and this Section 11.02(c)) may not be modified, waived or terminated in a manner that is adverse to the Financing Sources without the prior written consent of the Financing Sources.

Section 11.03.  Expenses.  Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each Party shall pay its own expenses incident to this Agreement and the transactions contemplated herein.

Section 11.04.  Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a)This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the law of the State of New York, without regard to the choice of law or conflicts of law principles thereof that could cause the application of the laws of another state or jurisdiction.  The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing law other than the law of the State of New York.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court sitting in the State of New York located in New York County or, if such courts shall not have jurisdiction, the state courts sitting in the State of New York in New York County, and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in such state courts or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in such state courts or such federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in such state courts or such federal court.  Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.01.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING AND ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM THAT INVOLVES ANY FINANCING SOURCE).  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.04(c).

(d) Notwithstanding anything herein to the contrary and without limiting the following sentence, each Party agrees (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be brought exclusively in the Supreme Court of the State of New York in the County of New York or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts there) in the County of New York, and each Party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.01 shall be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (iv) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that the Laws of the State of New York shall govern any such Action and (vi) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 11.04(c) as such Section is in effect on the date hereof.

Section 11.05.  Assignment; Successors and Assigns; No Third Party Beneficiaries.  Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other Parties, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void; provided, however, that notwithstanding the foregoing, Buyer shall, at any time and without the prior written consent of any other Party, have the right to assign all or a part of its rights and obligations under this Agreement to one or more of its Affiliates and, in the case of its rights under this Agreement, to one or more Financing Sources as collateral security (provided, that no such assignment shall relieve the assigning party of any of its obligations under this Agreement).  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives.  No provision of this Agreement is intended to confer any rights, benefits, remedies or Liabilities hereunder upon any Person other than the Parties and their respective successors and assigns; provided, however, that (a) the Financing Sources shall be express third party beneficiaries of and have the right to enforce Sections 10.02, 11.02(c), 11.04(c), 11.04(d) and this Section 11.05, (b) the Indemnified Parties shall be express third party beneficiaries of and have the right to enforce Article IX, (c) the D&O Indemnitees shall be express third party beneficiaries of and have the right to enforce Section 5.17, and (d) Holdings shall be an express third party beneficiary of and have the right to enforce Section 10.02(c) and 10.02(d).

Section 11.06.  Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties.  Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF or other equivalent format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 11.07.  Entire Agreement.  This Agreement, including the Exhibits and Schedules attached thereto, the Transaction Documents and the Parent Backstop constitute the entire agreement among the Parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 11.08.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.09.  Specific Performance.

(a)The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages.  Except as otherwise set forth in this Section 11.09, including the limitations set forth herein, the Parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Section 10.01, Buyer, on the one hand, and Parent and the Sellers, on the other hand, shall, in the event of any breach or threatened breach by Parent and the Sellers, on the one hand, or Buyer, on the other hand, of any of their respective covenants or agreements set forth in this Agreement, be entitled to equitable relief, including an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of the other under this Agreement.  The Parties hereto have specifically bargained for the right to specific performance of the obligations hereunder, in accordance with the terms and conditions of this Section 11.09, notwithstanding the potential for payment of the Termination Fee in the event of the termination of this Agreement in accordance with Section 10.02.

(b)Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance when available pursuant to the terms of this Agreement to prevent or restrain breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of such Party under this Agreement in accordance with the terms of this Section 11.09. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction, all in accordance with the terms of this Section 11.09.  Each Party further agrees that (i) by seeking the remedies provided for in this Section 11.09, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or the Parent Backstop in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.09 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 11.09 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 11.09 prior or as a condition to exercising any termination right under Article X, nor shall the commencement of any Action pursuant to this Section 11.09 or anything set forth in this Section 11.09 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article X or pursue any other remedies under this Agreement or the Parent Backstop that may be available then or thereafter.

Section 11.10.  Disclosure Schedules.  The Parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of Buyer, (b) the disclosure by Parent or the Sellers of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by Parent or the Sellers that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent on its face, the matter shall be deemed to have been disclosed in or with respect to such other section of the Disclosure Schedules, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) headings have been inserted in the Disclosure Schedules for convenience of reference only and (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement.

Section 11.11.Retention of Counsel.  Each of the parties to this Agreement acknowledges that Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) currently serves as counsel to both (a) the Business Entities and (b) Parent and the Sellers in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.  There may come a time, including after consummation of the transactions contemplated by this Agreement and the other Transaction Documents, when the interests of Parent and the Sellers, on the one hand, and the Business Entities, on the other hand, may no longer be aligned or when, for any reason, Parent, the Sellers, Fried Frank or any of the Business Entities believes that Fried Frank can or should no longer represent both Parent and the Sellers and the Business Entities.  The parties understand and specifically agree that Fried Frank may withdraw from representing the Business Entities and continue to represent Parent and the Sellers, even if the interests of Parent and the Sellers and the interests of the Business Entities are or may be adverse, including in connection with any dispute arising out of or relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby and thereby, and even though Fried Frank may have represented the Business Entities in a matter substantially related to such dispute or may be handling ongoing matters for the Business Entities or any of their Affiliates, and Buyer hereby consents thereto and waives any conflict of interest arising therefrom.  Buyer, for itself and the Business Entities, and for Buyer’s and the Business Entities’ respective successors and assigns, irrevocably acknowledges and agrees that all communications between Parent and the Sellers, on the one hand, and counsel, on the other hand, including, without limitation, Fried Frank, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Action arising under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of Parent, the Sellers and/or any of their respective Subsidiaries (including the Business Entities) and their counsel and would not be subject to disclosure to Buyer in connection with any process relating to a dispute arising under or in connection with this Agreement or otherwise, shall continue after the Closing to be privileged communications between Parent, the Sellers and such counsel and neither Buyer nor any Person acting or purporting to act on behalf of or through Buyer shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Business Entities and not Parent or the Sellers.  Buyer and the Business Entities agree that any attorney-client privilege, attorney work-product protection, and expectation of client confidence arising from or as a result of counsel’s representation of an Business Entity, Seller or Parent prior to the Closing, and all information and documents covered by such privilege or protection, shall belong to and be controlled by Parent and may be waived only by the Parent, and not a Business Entity, and shall not pass to or be claimed or used by Buyer or any Business Entity, except with respect to the assertion of such privilege or protection against a third party.

Section 11.12.  Holdings Guaranty.  As an inducement to Parent and the Sellers to enter into this Agreement, Holdings agrees to guarantee, and does hereby absolutely and unconditionally guarantee, the full and prompt performance of all of the covenants, agreements and obligations of Buyer under this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PARENT:

ALERIS CORPORATION
By:	/s/ Steven J. Demetriou
Name: Steven J. Demetriou
Title: Chairman & CEO

[Signature Page to Stock Purchase Agreement]

SELLERS:

ALERIS INTERNATIONAL, INC.
By:	/s/ Steven J. Demetriou
Name: Steven J. Demetriou
Title: Chairman & CEO

ALERIS ALUMINUM NETHERLANDS B.V.

By:	/s/ Sean M. Stack
Name: Sean M. Stack
Title: Managing Director

ALERIS DEUTSCHLAND HOLDING GMBH

By:	/s/ Sean M. Stack
Name: Sean M. Stack
Title: Managing Director

ALERIS HOLDING CANADA LIMITED

By:	/s/ Sean M. Stack
Name: Sean M. Stack
Title: President

DUTCH ALUMINUM C.V.

By:	/s/ Sean M. Stack
Name: Sean M. Stack
Title: President
Intl Acquisition Co.

ALERIS DEUTSCHLAND VIER GMBH CO KG,
represented by its general partner
(Komplementär)

By:	/s/ Sean M. Stack
Name: Sean M. Stack
Title: Managing Director
ALERIS DEUTSCHLAND VIERTE
VERWALTUNGS GMBH

[Signature Page to Stock Purchase Agreement]

BUYER:

SGH ACQUISITION HOLDCO, INC.
By:	/s/ Craig T. Bouchard
Name: Craig T. Bouchard
Title: President & Chief Executive Officer

GERMAN BUYER:

EVERGREEN HOLDING GERMANY GMBH

By:	/s/ Bernd Früchtl
Name: Bernd Früchtl
Title: Managing Director

HOLDINGS:

SIGNATURE GROUP HOLDINGS, INC.

By:	/s/ Craig T. Bouchard
Name: Craig T. Bouchard
Title: Chief Executive Officer

[Signature Page to Stock Purchase Agreement]